

34th ANNUAL REPORT

(The 34th Fiscal Year)

From January 1, 2001 to December 31, 2001

THIS IS A TRANSLATION OF THE ANNUAL REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.



34th ANNUAL REPORT

(The 34th Fiscal Year)

From January 1, 2001 to December 31, 2001

THIS IS A TRANSLATION OF THE ANNUAL REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.


posco

34th ANNUAL REPORT

(The 34th Fiscal Year)

From January 1, 2001 to December 31, 2001

To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the Interim Report for the first half of the 34th fiscal year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

April 3, 2002



Ku-Taek Lee
President and Representative Director
Pohang Iron & Steel Co., Ltd.
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong Hee Lee
General Manager
Finance Management Department
Tel) 82-2-3457-0114

CONTENTS

Chapter		Page
I.	Overview	4
II.	Business	13
III.	Financial Statements	25
IV.	Audits & Auditors	30
V.	Overview of Governance Structure and Major Subsidiaries and Affiliates	34
VI.	Stock and Stockholders	89
VII.	Directors & Employees	93
VIII.	Transaction with Interested Parties	96
IX.	Supplementary Schedules	100
X.	Other Information	104

I. Overview

1. Purpose of the Company

A. Businesses engaged by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot rolled Coils, Cold Rolled Coils Stainless Steel, By-Products, etc.
b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS
c. To engage in leasing of real estate, and distribution businesses	POSCO Center
d. To engage in the supply of district heating business	
e. To engage in marine transportation, processing and sales of minerals within or outside Korea	
f. To engage in all other conduct, activities or businesses which are related directly or indirectly to the attainment and continuation of the foregoing purposes.	

B. Businesses not engaged by the company

Items	Details
a) To engage in the supply of LNG and power generation, as well as in the distribution business thereof	- Returned IPP right to government at May 9th, 2001. - Planning to directly import LNG for the internal use and to construct LNG terminal.
b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Kwangyang were transformed into regional professional soccer teams

C. Businesses engaged by the subsidiaries and Affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets Changwon Steel Co. : Production & sales of steel bar and steel pipe POSCON : Manufacturing and sales of electric controlling devices POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment	

POSCO Engineering & Construction : Construction and engineering POS A.C. Architects & Engineering : Construction design POSCO Steel Sales & Service : Steel product sales and General trading POSDATA : Development and sales of computer hardware and software Seung Kwang : Development and operation of athletic facilities POSCO Research Institute : Research, consulting, education POSTECH Venture Capital Co. : Support of venture capital	

2. Business Organization

A. Headquarters, Steel Works and Offices

Headquarters	1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea
Steelworks	Pohang Works : 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea Kwangyang Works : 700, Kumho-dong, Dong Kwangyang City, Chollanam-do, Korea
Domestic Offices	Seoul Office : POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea Pusan Office : 10F Dongbang Bldg., 25, Chungang-dong 4-ga, Chung-ku, Pusan, Korea
Overseas Offices	The Company is running 5 overseas offices (Beijing, Hanoi, Rio de Janeiro, Singapore, EU) for the purpose of collecting business information and supporting the Company's export/import business
Tokyo Branch	POSCO Tokyo Bldg.4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

B. Significant Developments

1968	April	Pohang Iron and Steel Co., Ltd. established
1970	April	1st stage construction of Pohang Works begun
1973	July	1st stage construction of Pohang Works completed (1.03 million ton per year(tpy) crude steel)
1976	March	2nd stage construction of Pohang Works completed (2.6 million tpy)
1978	December	3rd stage construction of Pohang Works completed (5.5 million tpy)
1981	February	4th stage construction of Pohang Works completed (8.5 million tpy)
1983	May	2nd phase of the 4th stage construction of Pohang Works completed (9.1 million tpy)
1985	March	1st stage construction of Kwangyang Works begun
1986	April	USS-POSCO Industries (UPI) in Pittsburgh, California, USA established
	December	Pohang University of Science & Technology (POSTECH) founded
1987	March	Research Institute of Industrial Science & Technology (RIST) founded
	May	1st stage construction of Kwangyang Works completed (11.8 million tpy)
1988	June	POSCO stock listed on the Korea Stock Exchange

	July	2nd stage construction of Kwangyang Works completed (14.5 million tpy)
1990	December	3rd stage construction of Kwangyang Works completed (17.5 million tpy)
1992	October	4th stage construction of Kwangyang Works completed (20.8 million tpy)
1993	December	ISO 9002 certification acquired
1994	June	POSCO Research Institute (POSRI) founded
	October	New York Stock Exchange (NYSE) listing
1995	October	POSCO's ADRs listed on LSE
	November	Completed Construction of COREX
	October	#5 blast furnace construction in Kwangyang Works begun and #1 Mini Mill completed (23.44M)
1997	March	Introduced Outside Directors
1997	August	#4 Cold Rolling Mill in Kwangyang Works completed
1998	April	30th Anniversary of establishment
1999	March	Completed construction of #5 Blast Furnace (28.0 million ton)
2000	April	Start the operation of #5 Blast Furnace
	October	Completion of Privatization
2001	July	Launched PI (or POSPIA - Integrated Management system) system
2001	July	Implemented Stock-Option
2002	March	Adopted new company name as "POSCO"

D. Change in the largest shareholder

- From the 'Industrial Bank of Korea' to 'POSTECH.'
- Date of Disclosure: July 27, 2001

E. Change in the company name

- Pohang Iron & Steel Co. Ltd., → POSCO
- Effective Date: March 15, 2002

F. POSCO Conglomerate

(1) Overview of Business Group

Criteria: To prevent abuse of market-dominant position and concentration of economic power as well as stimulate free competition, every April the Korea Fair Trade Commission designates the top 30 Business Group among the same domestic Business Group based on the largest total asset of the previous business year as Large Business Group.

(2) Company of Business Group

Company with single shareholder or relation of the shareholder owning more than 30% of stakes.
Or company with single shareholder having de facto control of business
POSCO Group:
The Korea Fair Trade Commission designated POSCO as a Large Business Group in 2001 (April 2, 2001)
POSCO Group (15 companies) with total asset of 21,228.2 billion won designated as seventh largest group
POSCO financed companies (12 companies): POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC, POSTECH Venture Capital Corp, POCOS, POS-M, Seng Kwang, POSRI

Companies with shareholder related entity (Pohang University of Science and Technology) as major shareholder
(1 company): POSREC

(3) Related laws and regulations

Article 9 Prohibition on Cross Share-holdings

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations, which have acquired or own some of its shares

Article 10 Ceiling on Total Amount of Equity Investment

No corporation belonging to a Large Business Group shall acquire or own shares in other domestic companies whose sum of acquisition value exceeds twenty-five percent (25%) of the net assets of the corporation. Corporation belonging to a newly designated Business Group shall liquidate acquisition value within one (1) year of the date of above designation.

Article 10-2 Prohibitions on Debt Guarantees for Affiliated Corporations

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

Article 9-3 Prohibition on owning shares of domestic Affiliated Corporation

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises pursuant to the Support of Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.

(POSTECH Venture Capital Corp. subjected to above clause)

Article 11 Restrictions on the Voting Rights of Finance or Insurance Companies

No finance or insurance corporation belonging to a Large Business Group shall exercise its voting rights.

Article 11-2 Decision of Large-scale Intra-group Transactions by Board of Directors and Notification thereof

When a corporation belonging to a business group desires to engage in any type of transactions and when the volume of such transactions exceeds the ceiling of ten% (10%) of asset, is over 10 billion won or is in the form of securities, the directors' board of the said corporation shall reach a decision thereon and make a notification thereof.

Korea Fair Trade Commission (KFTC) designates the 30 largest conglomerates based upon the previous year's asset to promote competition and to prevent economic concentration.
POSCO has been designated at 7th conglomerate at April 2, 2001.

3. Equity Capital

A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994	February 25, 1998	May 20, 1998
Purpose	DR issuance	DR issuance	DR issuance
Number of Newly-issued Shares	2,112,676 shares (8,450,704 DRs)	655,738 shares (2,622,952 DRs)	1,923,077shares (7,692,308DRs)
Issue Price Per Share	₩114,142 (U$ 142)	₩122,655 (U$76.25)	₩73,856(U$52)
Equity Capital('000 Won) After the New Issue	₩469,509,050	₩472,787,740	₩482,403,125
Rate of Increase in Equity Capital	2.3%	0.7%	2.0%

B. Convertible Bonds

No relevant data.

C. Bonds with Warrant

No relevant data

4. Other information regarding Shares

A. Total number of shares

(As of December 31, 2001)

Authorized Shares	Outstanding Shares	Shares to be issued
200,000,000	93,589,485	106,410,515

B. Outstanding Shares

(As of December 31, 2001)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	93,589,485	467,947,425
Total	93,589,485	467,947,425

C. Treasury Stock Holdings

(Shares, KRW)

Time of purchase	Type	Number of Shares	Value
Before Dec, 1999	Registered Common	4,677,646	456,347,847,340
Feb 29, 2000 ~ May 18	"	4,824,030	521,435,498,740
June 14, 2000	"	2,891,140	310,839,507,660
October 4, 2000	"	2,161,180	171,597,692,000
August 30, 2001	Cancellation	2,891,140	290,070,967,340
Total		11,662,856	1,170,149,578,403

D. Treasury Stock purchased by fund management institutes under the trust contract

As of December 30, 2001 (KRW, Shares)

Date	Name of the institute	Amount	Number of Shares
Nov.19, 1993	Korea Investment Trust	3,093,927,531	103,650
Nov.19, 1993	Daehan Investment Trust	3,653,406,000	72,000
Nov.19, 1993	Hyundai Investment Trust	3,040,756,831	54,754
Oct. 23, 1995	Hyundai Investment Trust	5,466,347,689	72,466
Total		15,254,438,051	302,870

E. Shares held by ESOA (Employee Stock Ownership Association)

Type	Beginning	Increase	Decreased	Balance
Registered Common	48,928	-	3,968	44,960
Total	48,928	-	3,968	44,960

F. Stock option

Date of Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	100,000	July 24, 2003 ~ July 23, 2008	KRW 98,400
	Ku-Taek Lee	50,000		
	Young-Woon Kim	20,000		
	Moon-Soo Park	20,000		
	Chang-Oh Kang	20,000		
	Soo-Yang Han	15,000		
	Won-Pyo Lee	15,000		
	Kwang-Woong Choi	12,000		
	Choong-Sik Shin	12,000		

	Jung-Won Kim	12,000		
	Seong-Yong Shin	12,000		
	Chung-U Park	10,000		
	Won-Chul Hwang	10,000		
	Sung-Hwan Kim	10,000		
	Tae-Hyun Hwang	10,000		
	Yong-Keun Kim	10,000		
	Kwang-Hee Han	10,000		
	Dong-Jin Kim	10,000		
	Soo-Chun Shin	10,000		
	Moon-Chan Ko	10,000		
	Byung-Chang Yoo	10,000		
	Chin-Choon Kim	10,000		
	Youn Lee	10,000		
	Kyeong-Ryul Ryoo	10,000		
	Seong-Sik Cho	10,000		
	Byung-Hoon Kim	10,000		
	Jong-Tae Choi	10,000		
	Hwang-Kyu Hwang	10,000		
	Song Kim	10,000		
	Woo-In Lee	10,000		
	Ung-Suh Park	2,500		
	Jae-Young Chung	2,500		
	Guil-Soo Shin	2,500		
	Jong-Won Lim	2,500		
	Samuel F. Chevalier	2,500		
	Soon Kim	2,500		
	Woo-Hee Park	2,500		
	Dae-Wook Yoon	2,500		
Total		498,000		

5. Voting Rights

As of December 30, 2001

	Number of shares	Remarks
1. Shares with voting rights [a-b]	[93,589,485]	
a. Number of outstanding shares	93,589,485	
b. Number of shares without voting rights	0	
2. Shares with restricted voting rights [a + b + c + d]	[11,965,726]	
a. Restriction by Code of Commerce	11,965,726	Treasury Stock &
b. Restriction by Securities Exchange Law	0	Stock under trust contract
c. Restriction by Fair Trade Law	0	
d. Restriction by other regulations	0	
3. Shares whose voting rights have been restored		
Shares which can exercise voting rights [1- 2 + 3]	[81,623,759]	
※ Attendance in 34th Annual Shareholders Meeting	52,674,200	

6. Earnings and Dividend for the past five fiscal years

(Million Won)

	The 34th	The 33rd	The 32nd	The 31st	The 30th
Net Profit	819,319	1,636,991	1,558,032	1,123,867	728,983
EPS (Won)	10,043	19,170	16,242	11,968	7,826
Net Profit Available for Dividend Payout	759,120	1,946,837	1,479,586	1,218,466	730,157
Cash Dividend Paid (Payable)	204,048	204,704	159,920	117,554	92,346
Pay-out Ratio	24.90%	12.50%	10.26%	10.47%	12.67%
Dividend per share (Won)	2,500	2,500	1,750	1,250	1,000
Cash Dividend Rate	50%	50%	35%	25%	20%
Dividend Yield	2.05%	3.27%	1.4%	1.94%	2.18%
Net asset per share (Won)	116,516	108,450	96,951	86,245	73,274
Recurring Profit per share (Won)	10,043	11,155	12,257	12,165	7,944

II. Business

1. Overview

A. Industry

The year 2001 was a marked by a weak world economy followed by the slow economy in US and Japan. The weak demand for steel product and the over capacity problem caused a fall in sales price and made the steel company suffering. Despite the steel companies' effort to reduce the production, the sales price went down from US$231 in end of 2000 to US$185 in the end of 2001.
A fall in sales price and a rise in raw material price deteriorated the business environment and made some companies went to the bankrupt. Especially in US, all the companies hit the red mark on the income statement, except Nucor.
Every country strengthens the import curb to protect the domestic steel company as the world steel industry faces more severe market condition. Among those countries, US exercised section 201 and imposed tariff on the steel product by 20 ~ 30%. And trade conflict is getting worsen among the countries, as EU sued US and decide to do the defensive import curb.
Steel companies are trying to deal successfully with difficult steel industry condition. They reduced the production to raise the sales price and had a talk to solve the over capacity or inefficient capacity problems based on the OECD countries. Also, there has been a trend of consolidation for the companies. Usino, Arbed, and Arceralia were born again as the Arcelor in beginning of 2001 and NKK and Kawasaki in Japan are on the road to the merger toward 2003. USS, Bethlehem, and LTV showed their intention to merge for surviving.
With trend of consolidation, there has been another tendency of strategic alliance for the open up a new market and technology development. Three Chinese mills made a strategic alliance and 2 Japanese mills did the same agreement. And cross-country alliance between major companies is being increased.

B. The Company

(1) Review of operation and breakdown of business

(A) Review of operation
The year 2001 was marked by a weak world economy that proved to be a significant challenge to steel companies around the world. A contraction in the world steel market, which began in 2H 2000, led to steep price decreases; at the same time, trade disputes escalate4d as countries strived to protect their markets. Meanwhile, industry consolidation continued in earnest as companies around the globe sought to strengthen their competitiveness and ensure their survival.

Amidst such a difficult market environment, POSCO was still able to achieve the highest production and sales volumes in its history. Despite sustained downward pressure on prices, the Company delivered solid financial results: revenue KRW 11.1 trillion, net profit KRW 819.3 billion and a lower debt-to-equity ratio of 72.8%.

The successful deployment of POSPIA, integrated management system, in July and the completion of Phase 1 of the company-wide process innovation (PI) initiative, which included all business processes from sales to procurement and financing, were a major achievements recorded in 2001. These achievements haves resulted in more efficient and higher quality services. For customers, the concrete result of these projects include fourteen-day delivery lead time for hot rolled steel and an increase in on time delivery rate of 95%. In addition, we are able to notify customers of sales ad production plans 45 days before the start of a new quarter, and share logistical and cost information. This has lead to a decrease in production planning time from the 60 days to 15 days.

During 2001, we also made significant strides in enhancing our online steel business model by establishing and expanding our 3-business network, through which we provide a fair and open online sales and purchase system to suppliers and customers. This system provide the added benefit of

reducing logistic costs arising between POSCO, our suppliers and customers; ultimately creating a win-win situation for all.
In addition, major steps were also taken to enhance management practices. One example was shortening the decision-making process by redistributing decision-making authorities across lower management levels so that approvals now are granted in less than two steps. Moreover, our employees benefited from an annual salary scheme introduced during the year, an improved promotion system and less weekend work-hours (every other Saturday).

As the global economic downturn continued to pressure the industry in 2001, POSCO redoubled its efforts to improve management efficiency, while still making strategic investments to secure a strong position for future growth. To this end, we pushed forward with creating a high-profit oriented management structure through business reforms and cost structure improvements. As part of these efforts, we reduced our raw material costs by developing and applying technology that uses low-cost materials and by cutting-back on maintenance costs. This resulted in an improvement in the profit structure of KRW 343.1 billion. In addition, we expanded our investment in high value-added steel products, such as electric steel sheet and stainless steel, and actively pushed forward with R&D efforts in areas, such as high-quality structural steel, to ensure future competitiveness in key product areas. As part of this plan, in 2002, we started construction on a new R&D center that will specialize in the development of exterior automobile panels. Moreover, in January, we further solidified our status as a global leader in technological innovation when we started construction on a demo mill based on FINEX technology. This has moved us a step closer to the commercialization of this promising technology.

In 2001, we also conducted an evaluation on our existing investments in our subsidiaries, While the majority of domestic and foreign companies that we have invested in achieved sound growth and showed strong business performance during the year, we decided to make some changes to increase investment efficiency. To this end, overseas projects with uncertain future prospects, such as PT. KS-POSCO in Indonesia, was terminated to minimize losses. On the other hand, we increased facilities investment in our Chinese subsidiaries in a move that is expected to considerably ease our penetration of the high-potential Chinese market. In Korea, the Company assumed direct management control of the energy business, including the LNG Terminal project, in order to strengthen its economic viability. As part of that plan, POSENERGY was liquidated in September.

One of the greatest challenges to the steel industry in recent years has been a widespread global steel consolidation trend. To respond to this challenge we have actively sought opportunities to cooperate with other companies. One such example is our cooperative relationship with Nippon Steel, which continued to deepen in 2001 through collaboration on 23 R&D projects. At the same time, we continued to foster relationships with our Chinese and European counterparts.

Finally, and most importantly, in 2001 we reaffirmed our commitment to maximize shareholder value through a variety of activities. The Company conducted a 10% mid-term dividend distribution for the second time in a row and retired 3% of treasury stock to honor our promise to shareholders. We also conducted a campaign to guarantee shareholder rights that assisted minority shareholders who had lost their stock certificates or failed to collect their dividends. As a result, over 30,000 shareholders were able to exercise their rights. In the area of investor relations, we conducted regular IR activities in Korea and abroad in order to build investor confidence and increased communication options for our investors by launching an online two-way communication channel between the Company and investors.

All of our efforts during the year, coupled with our sound business performance, were acknowledged in November 2001 when Standard & Poor's upgraded our rating together with Korea's sovereign rating to BBB+. Our share prices have also reflected our strong corporate value, increasing at twice the rate of the KOSPI.

As we enter 2002, the slowdown in the major global economies is expected to continue, while the 2001 entry of China into the WTO and stronger nationalistic trade protectionism and global industry consolidation will continue to present a major business challenges. Against such a background,

POSCO has set firm goals to maintain its competitiveness and secure a position for future growth.

First, we will push forward with Phase 2 of the PI to strengthen our competitiveness and further root our customer-oriented management system. To this end, we will standardize and integrate production lines that were excluded from Phase 1, in order to create an integrated management system that truly encompasses the entire business. At the same time, we will expand and apply the Balanced Score Card (BSC) and Activity Based Costing (ABC) systems, in order to build the one of the most effective online management systems. With the concurrent 6-Sigma campaign, our program of management reforms in 2002 is expected to bring further improvements in the quality of our products and operations across all levels of the Company.

Second, we plan to strengthen our core capabilities in steel through the effective utilization of our management resources. One of our major priorities will be to invest in state-of-the-art facilities to modernize our production line and increase our output of high value-added products, including world-class automotive steel products, and strategic core products, such as high-quality stainless steel and API steel for gas pipelines.

We will also strengthen marketing activities based on Customer Relations Management (CRM) to analyze customer value and demands and thereby estimate and address diverse customer needs. As part of our strategy to enhance customer satisfaction, we plan to increase our on-time delivery rates and strengthen steel processing services, while at the same time, build upon our strategic partnerships with our key customers. Additional projects planned to enhance our services include the construction of an integrated inventory system, which is expected to increase the efficiency of the logistics system by directly linking POSCO with its customers and suppliers.

Third, we will pursue a highly focused and selective investment strategy. In the Chinese and South East Asian markets, we will focus investments in high value-added products. To secure a leading position in the Asian stainless steel market, we are working on projects to increase output at our Chinese subsidiaries by 140,000 tons, and have plans to secure an additional 10 coil centers in the Asian region to serve the Chinese and South East Asian markets. Meanwhile, we will continue to invest in future growth businesses in the areas of biotechnology, the environment and energy. In the energy business, we are planning for early commercialization by starting the construction of an LNG terminal with a completion date of 2005.

In 2002, we will also closely review our existing investments in our subsidiaries to find ways to create additional value. We will expand the information technology business through our IT subsidiary POSDATA; while another of our subsidiaries, the construction company POSEC, will tighten its focus on the core areas of steel plant engineering and construction. In November 2001, the refractory-specialized POSREC was listed on the KOSDAQ. In addition, in 2002 we intend to complete the IPO process of Pohang Coated Steel and POSCON, a factory automation specialist, in line with our plan to maximize the independence of our subsidiaries.

At POSCO, we are proud of our smooth evolution into a privatized company with an efficient, profit-oriented management structure. In 2002, we will exert our best efforts to continue our successful record of business reform and innovation, not only to overcome the current economic downturn, but also to secure a strong position for future growth. Each and every member of POSCO will strive to successfully achieve business targets and to continue to provide superior shareholder value.

(B) Breakdown of businesses for disclosure

N.A.

(2) Market Share

(Million Tons, %)

		The 34th		The 33nd		The 32nd	
		Fiscal Year	Share (%)	Fiscal Year	Share (%)	Fiscal year	Share (%)
Steel	Production	43.8	100	43.6	100	41.0	100
	POSCO	27.8	64	27.7	64	26.5	65
	Others	16.0	36	15.9	36	14.5	35

(3) Market Characteristics

(A) End users of steel consist of national strategic industries such as automobile, shipbuilding and home appliances. And POSCO tries to supply good quality steel to the end users for prosperity of both of them.

(B) Order-production-sales system has been set up to satisfy user's diverse needs and to secure stable operation.

(4) New businesses

N.A.

2. Major Products and Raw Materials

A. Sales Mix

(Billion Won)

	Uses	Sales	Sales Mix
HR Products	Steel Pipe, Shipbuilding, Containers	5,558	50%
CR Products	Automobiles, Home Electronics	3,587	32%
STS Products	Home Appliances	1,847	17%
Byproducts and Others	Cement, Pavement	119	1%
Total		11,117	100%

B. Price Movements of Major Products

		2001	2000	1999
HR Products	Domestic (Won/Ton)	287,994	309,724	308,414
	Export (Won/Ton)	277,614	311,775	299,121
CR Products	Domestic (Won/Ton)	386,921	423,541	426,232
	Export (Won/Ton)	367,116	420,051	411,225

(1) Calculation Method

- Average product prices calculated from sales divided by tons sold, excluding freight revenue.

(2) Major causes of price fluctuation

- Total production of steel consuming industries in both domestic and foreign market and the over-capacity in steel industry have caused the low steel price in 2001.

C. Raw Materials

(Million Won)

Item	Uses	Total Costs	Share	• Major Supplying Countries
Iron Ore	Steel Input	1,315,460	29.23%	Australia, Brazil
Coal	Energy Source	1,146,488	25,47%	Australia, Canada
Others	Inputs for STS Steel, Coated Steel and others	2,038625	45.03%	
Total		4,500,573	100.0%	

D. Price Movements of Major Raw Materials

(Won/Ton)

	2001	2000	1999
Iron Ore	33,261	29,310	29,513
Coal	61,832	52,411	60,297
Steel Scrap	145,411	136,076	125,512
Nickel	7,913,810	10,194,847	6,759,977

(1) Price is the sum of CIF price, customs duties, unloading expenses incurred on average for each ton of total purchased volumes.

(2) Major price change

(a) Iron Ore :

- Price trends(FOB): U$17.91/ton ('99)→U$18.85/ton ('00)→U$19.11/ton('01)

(b) Coal

- Price trends (FOB): U$42.86/ton('99) →U$39.02/ton ('00) →U$41.10/ton ('01)

(c) Scrap

- Price trends(CIF) : U$102 ('99) → U$122 ('00) →U$110('01)

(d) NICKEL

- Price trends: U$2.73/LB('99) →U$3.92/LB ('00) → U$2.70/LB ('01)

3. Production and Facilities

A. Production capacity

(Thousand Ton)

	2001	2000	1999
Pohang Works	12,200	12,200	12,200
Kwangyang Works	15,800	15,800	15,800
Total	28,000	28,000	28,000

- Pohang Works : #1 Steel Making (2,600) + #2 Steel Making (8,400) + STS (1,200) = 12,200
- Kwangyang : #1 Steel Making (6,800) + #2 Steel Making (7,200) + Minimill (1,800) = 15,800
- Total = 28,000 thousand tons

※ Based on actual capacity revised on April, 1999

B. Production and Capacity Utilization Rate

(1)Production

(Thousand Ton)

			2001	2000	1999
Crude Steel			27,826	27,735	26,542
		Pohang	12,042	12,354	12,201
		Kwangyang	15,784	15,381	14,341
Finished Products			25,822	25,862	24,371
		Pohang	12,092	12,134	11,995
		Kwangyang	13,730	13,728	12,376
	Plate	Pohang	3,069	3,106	2,969
	HR Products		12,770	9,349	9,055
		Pohang	3,471	3,175	3,363
		Kwangyang	6,299	6,174	5,692
	CR Products		8,736	9,148	8,251
		Pohang	1,533	1,710	1,576
		Kwangyang	7,203	7,438	6,684
	STS and Others	Pohang	4,018	4,143	4,096
		Kwangyang	228	115	-
Intermediate Products			1,416	1,040	1,143
		Pohang	490	335	405
		Kwangyang	927	705	738

Total Products		27,238	26,902	25,514
	Pohang	12,582	12,469	12,400
	Kwangyang	14,656	14,433	13,114

(2) Capacity Utilization Rate for 3Q 2001 in Terms of Crude Steel Production

(Thousand Ton)

	Capacity	Production	Utilization Rate
Pohang Works	12,200	12,042	98.7%
Kwangyang Works	15,800	15,784	99.9%
Total	28,000	27,826	99.4%

- Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

(1) Book Value of Fixed Assets

(Million Won)

		Beginning Book Balance	Increase (Decrease)	Depreciation	Ending Book Balance
Pohang		3,308,568	715,716	542,026	3,483,655
	Land	401,621	18,635	4,743	415,513
	Building	944,029	67,210	66,007	945,232
	Structures	367,880	44,698	27,381	385,197
	Machinery & Equipment	1,550,586	556,809	421,164	1,686,231
	Vehicles	6,162	12,100	4,941	13,321
	Tools and Fixtures	10,542	5,546	6,537	9,551
	Furniture & Others	29,145	10,718	11,253	28,610
Kwangyang		4,357,476	216,794	642,407	3,931,862
	Land	380,656		880	379,776
	Building	1,004,524	10,226	68,335	946,415
	Structures	591,851	9,891	43,898	557,844
	Machinery & Equipment	2,350,883	188,720	513,515	2,026,088
	Vehicles	9,965	323	6,133	4,155
	Tools and Fixtures	8,222	3,970	4,627	7,565
	Furniture & Others	11,374	3,664	5,019	10,019
Total		7,666,043	932,510	1,184,433	7,415,517

(2) Major Capital Expenditures

a. Investments under construction

(Hundred million Won)

Project	Construction Period	Total Investment	Invested Amount (3Q 2001)	Amount to Be invested
Expansion		9,948	3,017(2,928)	6,931
(P) STS HR capacity expansion	'01.07-'03.05	5,318	625 (622)	4,693
(P) Finex Demo Plant installation	'01.1-'03.6	1,212	76(76)	1,136
(P) DR Mill installation	'01.1-'02.3	455	415(414)	40
(P) #4-2 CDQ installation	'00.11-'02.04	493	425 (409)	67
(P) LF installation in #1 steel making	'00.0-'01.12	462	462(422)	
(P) #1 Hot rolling sizing press installation	'00.08-'02.03	524	417 (399)	107
(P) #1 Continuous Casting Bloom Cutting System installation	'00.12-'02.11	751	238 (236)	513
(K) #2 Cokes CDQ installation	'01.5-'02.10	733	358(351)	375
Maintenance		5,240	3,635(3,319)	1,604
(P) NO rationalization	'00.4-'01.11	980	980(854)	
(K) #3 HR POL rationalization	'01.10-'02.5	122	71(71)	51
(K) #1,2 steel making parts replacement	'00.3-'02.3	135	87(59)	47
(K) #2 Hot rolling rationalization	'00.09-'02.07	1,448	810 (732)	638
(P) Wire Rod rationalization	'01.01-'02.06	1,135	564(552)	571
(P) #3 Continuous casting rationalization	'01.04-01.12	794	794(721)	
(P) ETL rationalization	'01.06-02.03	359	262 (262)	96
(P) #4-2 Chemical disposal facility heightening	'01.08-02.10	268	67 (67)	201
Total		15,188	6,652(6,248)	8,536

b. Planned investments

(Hundred Million Won)

Project	Total Amount	2002	2003	2004
(P) #3,4 Sinter Line	823	79	402	296
(P) #1 CR rationalization	898	182	319	333
(P) #2 CR rationalization	475	344	103	

(P) #2 steel making line rationalization	283	254	10	
(P) EGL line rationalization	166	13	36	
(P) Plate facility replacement	258	251	1	
(P) Others		9,833	8,371	8,516
(K) #1 CC line	960	655	257	
(K) LNG terminal	3,559	533	1,382	1,513
(K) #2 Furnace	1,740	118	168	1,456
(K) Mini mill	323	316		
(K) Others		5,350	5,175	5,740
Total		18,134	16,290	17,906

4. Sales

A. Breakdown of Steel Product Sales

(Thousand Ton, Hundred Million Won)

		2001		End of 3Q 2000		2000	
		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	14,994	47,150	13,544	44,449	12,933	41,806
	Export	2,805	8,431	2,463	7,960	2,781	8,704
	Total	17,799	55,581	16,007	52,409	15,714	50,511
Cold Rolled Products	Domestic	4,748	21,567	5,998	28,184	5,545	25,939
	Export	3,326	14,307	3,585	15,628	3,296	14,224
	Total	8,074	35,874	9,584	43,812	8,840	40,162
Stainless Steel	Domestic	815	12,385	816	13,903	811	11,039
	Export	425	6,088	376	6,034	372	4,537
	Total	1,240	18,473	1,192	19,937	1,183	15,576
Others	Domestic		1,189	-	1,095	-	964
	Export			-	-	-	-
	Total		1,189	-	1,095	-	964
Total	Domestic	20,557	82,291	20,358	87,631	19,289	79,748
	Export	6,555	28,826	6,425	29,622	6,448	27,465
	Total	27,112	111,117	26,783	117,253	25,737	107,213
Discount			-256	-	-333	-	-252
Grand Total		27,112	110,861	26,783	116,920	25,737	106,961

- Export includes local export sales

B. Marketing organization, channel and strategy

(1) Organization

Hot Rolled Steel Sales Dept., Cold Rolled Steel Sales Dept., Automotive & Electrical Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept.

(2) Sales Channel

i) Direct sales : POSCO →Customers

ii) Indirect Sales

- Domestic market : Sales agents, e-sales or POSTEEL
- Overseas Market : General Trading Companies

(3) Sales Condition

- Domestic Sales : Credit sales based on production to order
- Export Sales : Sales based on irrevocable Letter of Credit

(4) Sales strategies

o Change marketing strategy toward higher profits

- Enhance sales mix focused on profitability
- Increase sales of high value-added products and differentiate each market based on the customer.

o Secure Domestic market share and diversification of export market

- Increase market share at domestic competing products
- Secure stable export market and focus on high value-added products
- Increase on time delivery rate

o Strengthen marketing focused on customer oriented

- Increase customers' satisfaction
- Strengthen the technology service to the customers to support the quality competence

5. Orders Received

Please refer to 4. A. Breakdown of Steel Product Sales

- Ordered volume is similar to sales volume because the company produces and sales based on orders

6. Important contracts

A. Import Contract

N.A.

7. Research & Development

A. R & D Organization

		Number of Teams or groups	Staff
In-house	Technology Development Department	10	77
	Environment & Energy Department	3	18
	Technical Research Laboratory (Group)	11	437
	Tokyo Research Laboratories		15
	EU office		10
Independent	Research Institute of Industrial Science and Technology		478

B. R&D Expense

(Million Won)

	2001	2000	1999
1. Raw Materials	21,362	14,782	12,353
2. Labor cost	18,588	20,075	17,180
3. Depreciation	15,626	15,785	15,535
4. Subcontract	100,598	101,561	70,273
5. Other Expense	24,259	24,942	20,545
Total	180,433	177,145	135,886

R&D projects

Year	No. of Projects	Major Projects
1999	376	**- Development of Commercial Invar Alloy** - Minimization Technology of coating sag and zinc ash of Hot-dip Galvanized Steel Sheets - Development of Technology of New Shape Control in Tandem Cold Rolling Mill - Process Development for the Treatment of the Flue Gas in the Fluidized Bed Incinerator - A Study on Manufacturing Condition and Assessment of Formability for Ultra-High Temper Black plate - Development of High Tensile Strength Bead Wire for Direct Drawing - Development of an optimization technology in an incinerator operation to

		minimize a pollutant emission - Development of anti-fingerprint coating containing inorganic compound
2000	406	- Technology for Reduction of skull in RH-TOB System - Development of Repair Welding Technology of Steel Structure - Development of Material and can-making Technology for Ultra Light D&I Can - Development of Zn Electrolyte for improved Surface Appearance - Technology of Product Enhancement for Mini-Mill - Development of GA Super-EDDQ - Technology for Recycling EAF Dust Directly to Furnace
2001	478	- Development of high-value added product by strip casting -

8. Other information for investment decision making

A. Funding from domestic market

(Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	7	-7	
Banks			
Others			
From Capital Market			
Bond (private)			
Bond (public)	18,300	4,700	23,000
Others			
Total	18,307	4,693	23,000

※ Total amount of Corporate Bond issued during 3Q 2001 is KRW 750 billion.

B. Funding from overseas

(Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	10,873	-3,939	6,934
Bond	22,455	-415	22,040
Equity			
Others			
Total	33,328	-4,354	28,974

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

(Unit: million won)

	2001	2000	1999	1998	1997
Current Assets	3,560,773	4,543,060	4,166,180	4,916,958	4,379,635
Quick Assets	2,191,303	3,080,993	2,876,489	3,688,226	3,014,375
Inventories	1,369,470	1,462,067	1,289,691	1,228,732	1,365,260
Fixed Assets	14,054,757	13,223,506	13,061,277	13,054,614	12,946,543
Investments	4,609,647	3,990,724	3,443,239	2,886,121	2,838,856
Tangible Assets	9,118,588	8,929,983	9,411,491	9,668,946	9,080,477
Intangible Assets	326,521	302,799	206,547	148,488	132,612
Deferred Assets	0	0	0	351,059	894,598
Total Assets	17,615,530	17,766,566	17,227,457	17,971,572	17,326,178
Current Liabilities	2,252,545	3,509,702	2,994,780	3,589,097	4,024,810
Fixed Liabilities	5,166,492	4,826,918	5,146,157	5,979,965	6,098,591
Total Liabilities	7,419,037	8,336,620	8,140,937	9,586,251	10,145,416
Common Stock	482,403	482,403	482,403	482,403	469,509
Capital Surplus	3,673,621	3,670,458	3,675,351	3,904,348	3,694,627
Retained Earnings	6,986,939	6,662,163	3,172,776	4,085,475	3,080,162
Capital Adjustments	△946,470	△1,385,078	△279,825	△86,905	△63,536
Total Shareholders' Equity	10,196,493	9,429,946	9,086,148	8,385,321	7,180,762
Total Sales	11,086,119	11,692,000	10,696,148	11,137,684	9,718,093
Operating Profit	1,429,457	2,099,224	1,819,452	1,720,182	1,794,639
Recurring Profit	1,114,971	1,331,484	1,662,779	1,415,313	869,909
Net Profit	819,319	1,636,991	1,558,032	1,122,867	728,983

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its financial statements in accordance with Generally Agreed Accounting Principle and Certified Public Accountant's audit opinions on financial statements are as follows.

	For FY 2001	For FY 1999 and 2000	For FYs 1998,1997 and 1996
CPAs	Anjin & Co Arthur Anderson	Anjin & Co Arthur Anderson	San Tong KPMG
Audit Opinion	Unqualified	Unqualified	Unqualified

B. Any violations against GAAP

(1) Violations which need to amend financial statements

N.A.

(2) Violations which are not related with amendment of financial statements

N.A.

C. Other items to be paid attentions

(1) Changing of accounting estimate :

The Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characters of furnaces. This resulted in an increase in net income of ₩59,108 million for the year ended December 31,2001.

(2) Extraordinary gain

The Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before December 20, 1998, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments (extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

(3) Prepayment of severance indemnities

The Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 had been estimated to be ₩1,389,285 million, of which ₩446,531 million and ₩937,514 million was paid in September, 2001 and 2000 respectively.

(4) Uncertainty of Korean economy

As discussed in Note 32 to the non-consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

* Above statements are referred from Auditor's report.

3. Unconsolidated Financial Statements

A. Balance Sheet

Refer to the attached 34th Financial Statements as of December 31, 2001

B. Income Statements

Refer to the attached 34th Financial Statements as of December 31, 2001

C. Statements of Appropriations of Retained Earnings

Refer to the attached 34th Financial Statements as of December 31, 2001

4. Consolidated Financial Statements

Summary for the fiscal years 1996 through 2001

(million won)

	2001	2000	1999	1998	1997
Current Assets	4,960,937	6,306,451	5,982,514	7,016,426	6,515,798
Quick Assets	3,223,686	4,394,808	4,306,231	5,441,838	4,767,796
Inventories	1,737,251	1,911,643	1,676,282	1,574,588	1,748,003
Fixed Assets	14,444,398	13,840,224	13,685,492	13,562,658	13,102,256
Investments	3,352,924	2,849,980	2,472,524	1,763,880	2,454,191
Tangible Assets	10,600,766	10,536,136	10,811,472	11,153,471	9,530,128
Intangible Assets	490,708	454,108	401,496	241,257	194,633
Deferred Assets	-	-	-	404,050	923,303
Adjustment for consolidation	-	-	30,899	21,619	4,678
Total Assets	19,405,334	20,146,675	19,698,905	20,600,703	19,622,732
Current Liabilities	3,618,918	5,346,831	4,254,361	5,190,203	5,549,079
Fixed Liabilities	5,434,628	5,241,545	5,965,490	7,059,046	6,739,281
Deferred Liabilities	-	-	-	17,231	22,070
Total Liabilities	9,054,546	10,588,376	10,489,851	12,266,480	12,310,431
Minority Interest	168,171	159,623	121,333	118,129	75,427
Common Stock	482,403	482,403	482,403	482,403	469,509
Capital Surplus	3,859,030	3,860,756	3,799,991	4,023,046	3,805,605
Retained Earnings	6,966,189	6,595,470	5,193,185	3,675,392	2,830,306
Capital Adjustments	△1,125,004	△1,539,953	△396,830	35,253	126,977
Adjustment for consolidation	-	-	-	-	4,477
Total Shareholders' Equity	10,350,788	9,558,299	9,087,721	8,216,094	7,236,875
Total Sales	13,121,097	13,776,214	12,701,013	13,613,157	11,517,988
Operating Profit	1,587,293	2,306,463	2,020,120	1,900,700	1,934,636
Recurring Profit	1,174,673	1,384,660	1,754,161	1,506,764	900,112
Total Net Profit	837,210	1,642,350	1,602,308	1,107,696	711,156
Consolidated Net Profit	845,679	1,636,667	1,554,397	952,933	729,258
Number of consolidated companies	32	34	34	34	26

5. Consolidated Financial Statements

A. Consolidated Balance Sheet

Refer to the attached 34th Consolidated Financial Statements as of December 31,2001

B. Consolidated Income Statements

Refer to the attached 34th Consolidated Financial Statements as of December 31, 2001

C. Consolidated Statements of Appropriations of Retained Earnings

Refer to the attached 34th Consolidated Financial Statements as of December 31, 2001

IV. Audits and Auditors

1. Independent Auditors' Opinion

A. Auditor's opinion

	2001	2000	1999	1998
Auditor	Anjin & Co Arthur Anderson	Anjin & Co Arthur Anderson	Anjin & Co Arthur Anderson	KPMG
Opinion	Unqualified	Unqualified	Unqualified	Unqualified

B. Summary of review of financial statements

The Auditor (Anjin & Co Arthur Anderson) have reviewed the accompanying non-consolidated balance sheet of Pohang Iron & Steel Co., Ltd. (the "Company") as of December 31, 2001, and the related non-consolidated statement of income, appropriations of retained earnings, and cash flows for the years ended. These non-consolidated financial statements are the responsibility of the Company's management. Their responsibility is to expressed an opinion on these financial statements based on their audits.

C. Special Items in Auditors' Reports

The 34th fiscal year

(1) Changing of accounting estimate :

The Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characters of furnaces. This resulted in an increase in net income of ₩59,108 million for the year ended December 31,2001.

(2) Extraordinary gain

The Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before December 20, 1998, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments (extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

(3) Prepayment of severance indemnities

The Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 had been estimated to be ₩1,389,285 million, of which ₩446,531 million and ₩937,514 million was paid in September, 2001 and 2000 respectively.

(4) Uncertainty of Korean economy

As discussed in Note 32 to the non-consolidated financial statements, the operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these significant uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined and, accordingly, no adjustments have been made in the accompanying financial statements related to such uncertainties.

The 33rd fiscal year

We conducted our review in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

(1) Extraordinary Gain
As discussed in Note 19 to the non-consolidated financial statements, the Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments(extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

(2) Payment of Severance Indemnities
As discussed in Note 2 to the non-consolidated financial statements, the Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000, if their severance payment is equal to or less than ₩50 million each. Under the new calculation method, employees will receive as retirement and severance pay one-month's salary for each year of service. Under the old method, employees had received 1.6 months' salary for each year of employment. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 was estimated to be ₩1,389,285 million, of which ₩937,514 million was paid in June, 2000 and the remaining balance of ₩451,771 million has been recorded as other accounts payable and is scheduled to be paid before June, 2001.

(3) Completion of Privatization
As discussed in Note 25 to the non-consolidated financial statements, in accordance with the Government's Privatization Policy for the Company, on October 4, 2000, the Company issued the seventh American Depositary Receipts("ADR") as a disposition of 4.60 percent or 4,438 thousand shares, out of 6.84 percent or 6,599 thousand shares owned by the Korea Development Bank. The remaining 2.24 percent or 2,161 thousand shares owned by the Korea Development Bank was acquired by the Company as treasury stock, thereby completing the privatization of the Company.

The accompanying non-consolidated financial statements do not present the financial position and result of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Korea. Accordingly, the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles and their application in practice.

The 32nd Fiscal Year

The Company prepared its financial statements in accordance with the revised accounting standards effective from December 12, 1998. In comparison with the previous accounting standards, revised accounting standards adopted, among others, the following: gain or loss on foreign currency translation is now included in the current statement of income and not deferred, valuation of investments using the equity method instead of the cost method, elimination of certain deferred charges, and recognition of deferred income tax. Under the revised financial accounting standards, the 1999 net income and retained earnings carried over from prior periods decreased by ₩38,185 million and ₩274,996 million, respectively.

The Company changed its estimate of useful lives of certain machinery acquired before December 31, 1994 from 7-9 years to 8 years to more appropriately reflect the economic useful lives of these assets, and also depreciated remaining residual value of fixed assets acquired before December 31, 1996. This change resulted in a decrease, compared with the prior period, in net income of ₩45,491 million for the year ended December 31, 1999.

The allowance for special repairs is related to the Company's various furnaces. The Company changed its estimation method of future inflation rate from the average of historical data to the long-term forecast data published by POSCO Research Institute to more appropriately estimate allowance for repairs. This resulted in increase of net income of ₩24,870 million for the year ended December 31, 1999.

Under the investment agreement, the Company acquired 23.527 percent of Shinsaegi Telecom's stock from Kolon Group on December 20, 1999 and sold it to SK Telecom on December 21, 1999, which resulted in increase in gains on investment, approximately ₩500.9 billion.

As a subsequent event to the balance sheet date, the Company transferred existing 25.26 percent of Shinsegi Telecom's stock on January 3, 2000 to SK Telecom and will transfer additional 2.4 percent of the stock which is scheduled to acquire on January 31, 2000 to SK Telecom, and will receive 6.5 percent of SK Telecom in return on March 31, 2000. This transaction results in increase in gains on disposal of marketable securities, approximately ₩1,529 billion.

As discussed in Note 25 to the financial statements, which summarizes the effect of the current economic environment in Korea, the Company has been affected and will continue to be affected for the foreseeable future by the country's unstable economy and currency volatility in the Asia Pacific region. The accompanying financial statements do not include any adjustment that might result from these uncertainties.

The 31st Fiscal Year

The operations of Pohang Iron & Steel Co., Ltd. have been significantly affected and will continue to be affected for the foreseeable future by the adverse economic conditions in the Republic of Korea and the Asia Pacific region in general. The ultimate effect that these adverse economic conditions will have on the stated values of assets and liabilities at December 31, 1998 can not presently be determined and accordingly no provisions have been made.

The 30th Fiscal Year

The operations of the Company have been significantly affected and will continue to be affected for the foreseeable future by the liquidity crisis and related adverse economic circumstances in the Republic of Korea and the Asia Pacific region in general. The ultimate effect that these significant uncertainties will have on the financial position of the Company at the balance sheet date can not presently be determined and accordingly no provisions have made.

V. Overview of Governance Structure and Major Subsidiaries and Affiliates

1. Corporate Governance

A. The Board of Directors and Others

(1) Composition of the Board

(A) Responsibilities of the Board

- Deliberation and decision-making on statutory and key managerial matters
  - on statutory matters including convening the general meeting of shareholders, making decisions on the agenda for the shareholders' meeting, issuance of debt securities, and purchase of shares.
  - on key managerial matters including establishing and revising management goals, core management strategies, and CIs and deciding on significant new outside investments
- Recommending candidates for standing directors, nominating Representative Director Chairman and Representative Director President as well as the Senior Executive Vice President, Executive Vice President, and Vice President
- Nominating members of special committees
- Making decisions on the functionality of the Board and its committees

(B) Regarding the announcement of resumes of directorship candidates and shareholders' recommendations thereto prior to the general meeting of shareholders

- On February 21, 2002, Director Candidate Recommendation Committee recommended 4 candidate for the positions of outside directors.
- On February 22, 2002, Board of Directors recommended 2 standing directors
- On February 22, 2002, Personal profile of the outside director candidates was disclosed
- On March 15, 2002, the recommended candidates were nominated as outside directors by the general meeting of shareholders

(C) Regarding the formation and composition of Director Candidate Recommendation Committee

- On March 17, 2000, the committee was established
- On March 15, 2002, the Director Candidate Recommendation and Evaluation Committee was established.

Name	Directorship	Others
Ung-suh Park	Outside Director	Chairman
Ku-Taek, Lee	Standing Director	Member
Samuel Chevalier	Outside Director	Member
Jong-won Lim	Outside Director	Member
Yong-woon Kim	Standing Director	Member

(D) Outside Directors (including name, educational background, work experience, relationship with the largest shareholder, and internal controls for access to significant managerial information)

Name	Experience	Relationship with the largest shareholder	Qualifications
Ung-suh Park	Currently Deputy Dean of Graduate school of Business Administration of Sejon Univ. And chairman of the OECD Economy and Industry Advisory Committee	None	All qualifications met
Jae-young Chung	Currently professor of the College of Economics, Seungkyungwan Univ. and member of the Trade Negotiations Committee of the Ministry of Foreign and Trade	None	All qualifications met
Guil-soo Shin	Currently professor and served as chancellor of the College of Economics, Myongji Univ.	None	All qualifications met
Jong-won Lim	Currently professor of the Dept. of Business Administration of SNU. Served as chairman of the Korea Marketing Academy	None	All qualifications met
Samuel Chevalier	Currently vice president of the Bank of New York Served as president of the Bank of Irving	None	All qualifications met
Soon Kim	Currently adviser to the Korea Machinery Industry Promotion Association. Served as chairman of the Appeal Hearing Committee	None	All qualifications met
Woo-hoe Park	Currently Chairman of Seoul Economist Club Served as professor of the Dept. of Economics, SNU	None	All qualifications met
Dae-wook	Currently adviser to SK Oxy Chemical Co., Ltd.	None	All qualifications

Yoon	Served as representative and president of SK Oxy Chemical Co., Ltd.		met

- Internal Controls for Access to Significant Managerial Information
  - All significant matters of the Company are submitted as agenda to the board of directors (related materials are distributed prior to the board meeting).
  - The agenda to be submitted to the board undergoes a prior review by the board committees which are mostly composed of outside directors.
  - Outside directors are closely related to some departments of management. The Company's managerial state is periodically reported and related materials are provided on a frequent basis.
  - Workshops and seminars on management are held for outside directors.

(E) Public Liability Insurance for Directors

(Unit: million won)

Name	Premium	Amount insured	Amount to be borne to POSCO
All directors	27	30,000	All premium

(2) Matters regarding the operation of the Board

(A) Significant Regulations

- Matters To Be Submitted to the Board
  - Convening the general meetings of shareholders and making decisions on the agenda, issuance of debt securities, and purchase of proprietary shares
  - Key managerial matters including establishing and revising management goals, core management strategies, important CIs and deciding on important new outside investments
- Composition and function of board committees

	Composition	Function
Audit Committee	4 Outside Directors (Outside Director should be more than 2/3)	- Audit of Accounting and operation - Writing audit report on financial statements and report to Annual general shareholders meeting
Director Candidate Recommendation	3 Outside Directors 2 Standing Directors	- Review qualifications of candidates for standing director and recommend outside director - Nominate representative Directors from Standing

and Evaluation Committee		Directors - Preview nomination of members of special committees
Executive Management Committee	7 Standing Directors	- Review and approve the investment plan, human resource structure, and labor relation change
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	- Review of major investment plan and amendments of operational rule of the Board meeting. - Deliberation and resolution of agenda related financing and donation ranged from 100 million won to one billion won.

(B) Major Activities of the Board

Date	Agenda	Approval	Number of outside Directors
January 20	4 items including closing of the 33nd fiscal year financial accounts and agenda for the general meeting of shareholders	All 4 items approved	7
February 27	2 items including agenda for the general meeting of shareholders	All 2 items approved	7
March 9	2 items including recommendation of candidates of Directors	All 2 items approved	7
March 16	6 items including the nomination of members of the board committees	All 6 items approved	8
May 26	5 items including 2001FY Austerity Management Plan	All 5 items Approved	8
July 23	4 items including 2001 FY Interim Dividend Payment	All 4 items approved	7
August 25	Cancellation of the treasury stock	approved	
October 31	2 items including Buying treasury stock	All 2 items approved	
December 22	4 items including management plan	All 4 items approved	
January 23	6 items including special committee regulation	All 6 items approved	
February 22	2 items including donation to POSCO educational foundation	All 2 items approved	
March 15	2 items including the composition of special committee	All 2 items approved	

(C) Composition and Activities of the Board Committees

- Composition: Please refer to the operational regulations of the Board
- Activities

Date	Committees	Agenda
Jan. 19	Management Development and compensation committee	3 items including evaluation of 2000 performance
Feb. 26	Management Development and compensation committee	Compensation for directors
Feb. 26	Finance and Operation Committee	Plan to donation for POSCO education foundation
Mar. 9	Director Candidate Recommendation Committee	Review of qualification of director candidates
Mar. 16	Director Candidate Recommendation Committee	3 items including nomination of committee members
2001.5.25	Finance and Operation Committee	Plan of issuing of corporate bond of 1st q of 2001
	Management Development and compensation committee	2001FY austerity management plan
2001.6.15	Finance and Operation Committee	2 items including donation for sufferers from drought
2001.7 7	Management Development and compensation committee	Stock option grant (proposal)
2001.7.19	Finance and Operation Committee	2 items including revision of operational regulation of BOD
2001.8.25	Finance and Operation Committee	2 items including 2H loan plan
2001.9.28	Finance and Operation Committee	capital increase to China Shunde MCL
2001.12.21	Finance and Operation Committee	3 items including 1Q 2002 loan plan
2002.1.22	Finance and Operation Committee	5 items including operation of special committee
2002.1.22	Management Development and compensation committee	2 items including management evaluation
2002.2.23	Director Candidate Recommendation	approve the position of standing directors

	Committee	
2002.2.20	Finance and Operation Committee	POSCO educational foundation plan
2002.2.21	Director Candidate Recommendation Committee	2 items including evaluation and recommendation of outside director candidates
2002.3.15	Director Candidate Recommendation and evaluation Committee	appoint the position of standing directors

B. Audit System-Related Matters

(1) Audit Organizations

(A) Establishment and Composition of the Audit Committee (and Auditors)

- Date established: March 17, 2000
- Composition: 4 members (Four outside directors)
- The Company must set those internal controls up in accordance with the Commercial Code (Section 2 of Clause 415) and the Securities Exchange Act (Section 17 of Clause 191) which require any companies whose total assets are over 2 trillion KRW to establish said controls.

(B) Whether to establish an internal system under which the Audit Committee (Auditors) (the "Committee") can access the management information necessary to conduct the auditing duties of the Committee;

To be specified in the Operation Regulations of the Audit Committee based on the relevant laws and regulations

1. The Committee shall inspect the directors' execution of their duties.
2. The Committee may request the directors to report the Company's business or investigate the status of the company's businesses and financial conditions.
3. If the Committee is concerned that any actions by a director in violation of the relevant laws and regulations or the Articles of Incorporation of the Company may cause irrecoverable losses to the Company, the Committee may request the director to suspend such actions.
4. The Committee may request that an extraordinary general shareholders' meeting be convened by submitting to the Board of Directors a written request specifying the purposes of the meeting and the reasons for the convocation.
5. The Committee may request any companies which the Company has invested in ("Invested Company") to report to the Committee their business activities, if necessary. If the Invested Company does not report to the Committee immediately or the contents of the report is

necessary to be confirmed, the Committee may investigate the status of the financial condition and business of the Invested Company.

6. The Committee may seek advice from outside experts at the Company's expense, if necessary.

(C) Personnel Details of Auditors

Name	Major Experience	Qualifications	Others
Jae-young Chung	Professor of the College of Economics, Seungkyunkwan Univ.	All qualifications duly met	Chairman
Ung-suh Park	Deputy Dean of Gradute School of Business Administration of Seong Univ.	All qualifications duly met	
Woo-hee Park	Professor of the College of Economics, SNU	All qualifications duly met	
Dae-wook Yoon	Advisor of SK Oxy Chemical Co.,Ltd	All qualifications duly met	

(2) Major Activities of the Audit Committee (Auditors)

Date	Agenda	Approval
2001.2.1	Audit department annual plan	
2001.2.14	33 Financial Statement	Approved
2001.3.15	Nominate chairman of audit committee revise the operation rule of audit committee	approved partially approved
2001.4.12	revised audit department annual plan	
2001.5.11	1Q Financial Statement	
2001.7.27	1H Financial Statement	
2001.10.31	3Q Financial Statement	

C. Matters Regarding Shareholders' Exercise of Voting Rights

(1) Cumulative voting

None applied.

(2) Voting in writing or electronic voting

None applied.

(3) Minority shareholders' exercise of voting rights

None applied.

D. Compensation for Management

(1) Compensation for Directors (including outside directors) and Auditors

(Unit: Million won)

Division	Total amount paid (Jan. ~ Dec.)	Upper limit set by OGM	Average amount paid per cap.
Directors	1,169 million	- 2,000 million won -Performance bonus : . 100% of yearly compensation . 200% of representative directors	126

(2) Stock option for directors :

Refer to Ⅰ.Overview 4.Total number of shares, Stock option

2. Related Companies

A. Breakdown by POSCO's Ownership

(1) Companies with POSCO's Ownership of Over 20%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)
Pohang Coated Steel	95.2%	Dalian POSCO-CFM Coated Steel	40.0%
Changwon Specialty Steel Co.	72.2%	Zhangjiagang Pohang STS Steel	82.5%
POSCON	96.8%	Shunde Pohang Coated Steel	90.8%
POSCO Machinery Engineering	100%	POSVINA	50.0%
POSCO Machinery Co.	100%	MYANMAR POSCO	70.0%
POSCO Engineering & Construction	97.4%	POSAM	99.3%
POS A.C. Architects & Engineering	100%	KOBRASCO	50.0%
POSTEEL	95.3%	POSINVEST	100.0%
POSDATA	65%	PT.POSNESIA	70.0%
Seung Kwang	66%	POSA	100.0%
POSRI	95%	POA	100.0%

POSTECH Venture	95%	PT.KS-POSCO	40.0%
POS-ENERGY	95%	POSCHROME	25.0%
Korea Daily News	36.7%	VPS	35.0%
POSREC	24.3%	POSVEN	40.0%

- Ownership of Pohang Coated Steel was changed due to the decrease of capital without consideration and employee share ownership program (Ownership change: 100%->95.24%)
- Pos-energy was liquidated in 2001
- Zhangjiagang POSCO Steel was merged with Zhangjiagang Pohang STS Steel
- POSAM : Selling-off by market price (Ownership change: 99.4%->86.9%)

(2) Companies with POSCO's Ownership of 10% to 20%

Company	POSCO's Interest (%)	Company	POSCO's Interest (%)
Kihyup Finance	10.3	VINAPIPE	10.6
Daekyeong Steel	19.0	EntoB	17.5
Chunnam Pro-soccer Association	13.2	SK IMT	12.0
Pohang Pro-soccer Association	16.7	SUS	10.0

(3) The Companies with Joint Investment by POSCO and its Subsidiaries

Company	Investor	Interest (%)	Company	Investor	Interest (%)
Dalian POSCO-CFM Coated Steel	POSCO POSTEEL	40.0 15.0	POS-Tianjin Coil Center Co.	POSCO POSTEEL	10.0 60.0
VSC-POSCO Steel Corp.	POSCO POSTEEL	35.0 5.0	Global Unity	POSCO POA	13.3 3.3
POS-THAI	POSCO POSTEEL	11.7 52.2	POSVEN	POSCO POSTEEL POSEC	40.0 10.0 10.0
Shunde Xing Pu Steel Center Co.	POSCO POSTEEL	10.5 10.5	POS-HYUNDAI	POSCO POSTEEL	10.0 19.5

(4) Companies with Interest of over 10% of POSCO's Subsidiaries

Companies	Investors	Interests
Shanghai POSEC Real Estate Development Co., Ltd.	POSEC	100.0%
POSEC- HAWAII INC	"	100.0%
International B/C CO	"	60.0%
POSLILAMA STEEL STRUCTURE CO.	"	60.0%
Midas IT	"	27.9%
Incheon International Airport Railroad	"	11.0%
Zhangjiagang POSEC Shagang Steel Port Co., Ltd	"	25.0%
	ZPSS	65.0%
PIO	POSTEEL	100.0%
POSCAN	"	100.0%
POS-Tianjin Coil Center Co.	"	60.0%
Soju-Dongshin Color Metal Sheet Company Ltd	"	30.0%
POS-THAI	"	52.2%
POS-Hyundai	"	19.5%
Zhangjiagang Xiaosha Steel Coil Service Center	"	17.5%
Dalian POSCO-CFM Coated Steel		15.0%
Korea Nickel Company Ltd.	"	14.0%
Shunde Xing Pu Steel Center Co.	"	10.5%
UPI	POSAM	50.0%
POSMETAL	PIO	50.0%
Fujiura Butsuryu Center Co., Ltd.	PIO	30.0%
Dong Bang Special Steel Co., Ltd.	POSCON	14.0%
Kognotec Korea	POSDATA	40.0%
Insolution Co., Ltd.	POSDATA	14.0%
Success Maker.Co.Ltd	"	19.9%
Carpos Club Co., Ltd	"	19.7%
POSMEC MasRoll Korea. Co., Ltd.	POSMEC	19.0%
Korea Sports Promotion	Seung Kwang	16.4%

※ Change

- Establishment of Cognotec Korea : May 25, 2001
- POSMEC acquired the equity of POSMEC RollMass Korea, Co.,Ltd
- Change of company name: POS-MIDAS -> Midas IT

- POSDATA acquired the equity of Carpos Club Co., Ltd
- POSEC acquired the equity of Incheon international airport railroad
- POSEC EUROPE LTD and POSEC EUROPEON HOLDINGS LTD was liquidated

B. Financial performance by subsidiaries and affiliated companies

POSEC

(Million Won)

	2001	2000	1999
Current Asset	635,294	685,916	681,464
Quick Asset	520,430	544,346	558,144
Inventory	114,864	141,570	123,320
Fixed Asset	456,401	388,202	374,202
Investment	398,195	320,280	309,208
Tangible Asset	49,725	67,051	63,654
Intangible Asset	8,481	871	1,340
Deferred Asset	-	-	-
Total Asset	1,091,695	1,074,118	1,055,666
Current Liabilities	361,139	335,919	313,628
Fixed Liabilities	44,914	92,243	123,311
Total Liabilities	406,053	428,162	436,938
Common Stock	343,481	343,481	343,481
Capital Surplus	95,686	95,686	95,686
Capital Reseves	95,686	95,686	95,686
Assets Revaluation Surplus	-	-	-
Retained Earnings	238,181	204,593	185,067
Capital Adjustment	8,294	2,196	-5,506
Shareholders' Equity	685,642	645,956	618,728
Sales	949,230	613,525	809,441
Operating Income	65,166	24,005	58,590
Ordinary Income	57,695	32,140	69,493
Net Income	43,892	19,161	47,001

POSTEEL

(Million Won)

	2001	2000	1999
Current Asset	185,543	263,042	355,716
Quick Asset	180,942	251,816	348,404
Inventory	4,601	11,226	7,312
Fixed Asset	344,893	299,296	256,132
Investment	200,036	171,505	132,383
Tangible Asset	139,958	127,074	123,592
Intangible Asset	4,899	716	157
Deferred Asset	-	-	-
Total Asset	530,436	562,338	611,848
Current Liabilities	210,360	253,871	315,256
Fixed Liabilities	15,772	12,239	19,643
Total Liabilities	226,132	266,111	334,899
Common Stock	90,000	90,000	90,000
Capital Surplus	119,788	119,788	119,788
Capital Reseves	119,788	119,788	119,788
Assets Revaluation Surplus	-	-	-
Retained Earnings	75,535	66,865	52,874
Capital Adjustment	18,981	19,574	14,287
Shareholders' Equity	304,304	296,227	276,949
Sales	1,918,258	2,090,204	2,191,625
Operating Income	8,595	11,265	7,792
Ordinary Income	11,494	21,460	7,181
Net Income	8,659	16,626	8,184

POSCON

(Million Won)

	2001	2000	1999
Current Asset	57,341	66,618	56,397
Quick Asset	56,795	66,245	54,823
Inventory	546	372	1,573
Fixed Asset	49,481	45,244	58,516
Investment	28,087	25,976	41,323
Tangible Asset	18,452	19,269	17,194
Intangible Asset	2,942	-	-
Deferred Asset	-	-	-
Total Asset	106,822	111,862	114,913
Current Liabilities	36,454	47,253	33,526
Fixed Liabilities	1,815	786	23,305
Total Liabilities	38,269	48,040	56,831
Common Stock	46,000	46,000	46,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	22,551	17,821	12,082
Capital Adjustment	2	1	-
Shareholders' Equity	68,553	63,822	58,082
Sales	202,357	166,591	147,778
Operating Income	5,724	5,074	5,273
Ordinary Income	7,839	6,262	7,770
Net Income	6,110	4,067	6,015

Pohang Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	132,682	155,048	138,345
Quick Asset	100,190	108,467	113,990
Inventory	32,492	46,580	24,354
Fixed Asset	138,831	142,874	95,011
Investment	11,810	8,289	18,598
Tangible Asset	126,379	134,582	76,410
Intangible Asset	642	4	3
Deferred Asset	-	-	-
Total Asset	271,513	297,922	233,356
Current Liabilities	73,040	117,389	131,592
Fixed Liabilities	10,560	7,318	3,287
Total Liabilities	83,600	124,707	134,879
Common Stock	21,000	39,000	39,000
Capital Surplus	90,757	70,065	9,706
Capital Reseves	29,803	9,111	9,706
Assets Revaluation Surplus	60,954	60,955	-
Retained Earnings	76,156	64,150	49,771
Capital Adjustment	-	-	-
Shareholders' Equity	187,913	173,215	98,477
Sales	395,965	376,491	347,337
Operating Income	21,566	28,158	16,310
Ordinary Income	22,157	29,068	18,375
Net Income	15,156	20,228	12,613

POSCO Machinery Engineering

	2001	2000	1999
Current Asset	24,893	30,069	30,617
Quick Asset	23,843	29,121	29,767
Inventory	1,050	948	850
Fixed Asset	15,678	15,867	23,525
Investment	4,475	3,901	10,944
Tangible Asset	10,986	11,646	12,480
Intangible Asset	217	320	102
Deferred Asset	-	-	-
Total Asset	40,571	45,935	54,142
Current Liabilities	10,404	16,297	18,828
Fixed Liabilities	1,794	1,457	10,162
Total Liabilities	12,198	17,754	28,990
Common Stock	17,000	17,000	17,000
Capital Surplus	544	544	544
Capital Reseves	544	544	-
Assets Revaluation Surplus	-	-	544
Retained Earnings	10,829	10,638	7,608
Capital Adjustment	-	-	-
Shareholders' Equity	28,373	28,182	25,152
Sales	109,004	104,206	95,712
Operating Income	5,614	5,175	3,550
Ordinary Income	228	5,404	5,731
Net Income	191	3,729	3,129

POSDATA

(Million Won)

	2001	2000	1999
Current Asset	63,573	82,269	57,442
Quick Asset	59,356	79,502	54,684
Inventory	4,217	2,767	2,758
Fixed Asset	130,783	94,841	78,122
Investment	23,195	7,856	16,882
Tangible Asset	102,026	84,366	59,251
Intangible Asset	5,562	2,620	1,989
Deferred Asset	-	-	-
Total Asset	194,356	177,110	135,564
Current Liabilities	63,692	82,123	59,539
Fixed Liabilities	33,028	7,408	29,832
Total Liabilities	96,720	89,532	89,370
Common Stock	30,776	30,776	35,000
Capital Surplus	37,106	37,106	-
Capital Reseves	37,106	37,106	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	29,756	19,697	11,194
Capital Adjustment	-2	-	-
Shareholders' Equity	97,636	87,578	46,194
Sales	301,917	269,335	181,416
Operating Income	17,347	16,607	7,193
Ordinary Income	14,917	16,566	6,462
Net Income	13,136	11,540	5,708

POSRI

(Million Won)

	2001	2000	1999
Current Asset	13,007	11,658	16,282
Quick Asset	13,007	11,658	16,282
Inventory	-	-	-
Fixed Asset	12,120	12,834	13,643
Investment	1,195	1,315	2,030
Tangible Asset	10,576	11,079	11,613
Intangible Asset	349	440	-
Deferred Asset	-	-	-
Total Asset	25,127	24,493	29,926
Current Liabilities	1,450	1,298	6,695
Fixed Liabilities	431	223	913
Total Liabilities	1,881	1,520	7,608
Common Stock	20,000	20,000	20,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	3,246	2,973	2,318
Capital Adjustment	-	-	-
Shareholders' Equity	23,246	22,973	22,318
Sales	11,872	12,019	9,041
Operating Income	-167	212	20
Ordinary Income	403	968	1,176
Net Income	273	655	811

Seung Kwang

(Million Won)

	2001	2000	1999
Current Asset	574	354	4,647
Quick Asset	379	191	4,520
Inventory	195	163	126
Fixed Asset	75,120	76,343	75,160
Investment	8,916	8,897	8,480
Tangible Asset	66,204	67,446	66,680
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	75,694	76,697	79,807
Current Liabilities	6,769	9,298	1,967
Fixed Liabilities	30,338	30,253	40,255
Total Liabilities	37,107	39,551	42,222
Common Stock	41,450	41,450	41,450
Capital Surplus	913	913	913
Capital Reseves	913	913	913
Assets Revaluation Surplus	-	-	-
Retained Earnings	-3,776	-5,217	-5,498
Capital Adjustment	-	-	721
Shareholders' Equity	38,587	37,146	37,585
Sales	11,512	9,301	7,022
Operating Income	2,031	939	837
Ordinary Income	1,515	282	3
Net Income	1,441	282	-265

POS A.C.

(Million Won)

	2001	2000	1999
Current Asset	8,180	7,979	7,564
Quick Asset	8,180	7,979	7,564
Inventory	-	-	-
Fixed Asset	1,819	1,306	2,796
Investment	1,467	1,105	2,506
Tangible Asset	352	201	290
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	9,999	9,285	10,360
Current Liabilities	2,246	2,304	1,671
Fixed Liabilities	1,123	858	3,033
Total Liabilities	3,369	3,162	4,704
Common Stock	1,300	1,300	1,300
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,330	4,823	4,357
Capital Adjustment	-	-	-
Shareholders' Equity	6,630	6,123	5,657
Sales	20,746	16,479	15,492
Operating Income	277	524	395
Ordinary Income	624	685	460
Net Income	507	468	136

Changwon Specialty Steel

(Million Won)

	2001	2000	1999
Current Asset	210,158	355,751	378,409
Quick Asset	128,880	252,468	275,647
Inventory	81,278	103,283	102,762
Fixed Asset	481,903	519,237	504,821
Investment	8,121	14,399	2,631
Tangible Asset	422,806	448,601	438,432
Intangible Asset	50,976	56,237	63,759
Deferred Asset	-	-	-
Total Asset	692,061	874,988	883,230
Current Liabilities	195,803	336,784	552,661
Fixed Liabilities	77,335	162,060	25,645
Total Liabilities	273,138	498,844	578,306
Common Stock	360,000	360,000	360,000
Capital Surplus	21	21	-
Capital Reseves	21	21	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	58,902	16,122	-55,076
Capital Adjustment	-	-	-
Shareholders' Equity	418,923	376,144	304,924
Sales	629,717	671,568	578,873
Operating Income	48,468	61,571	69,786
Ordinary Income	52,984	23,082	22,337
Net Income	46,380	16,771	15,609

POSCO Machinery Co.

(Million Won)

	2001	2000	1999
Current Asset	19,015	21,543	19,079
Quick Asset	18,888	21,467	19,069
Inventory	127	76	10
Fixed Asset	10,206	9,296	15,608
Investment	2,541	1,405	7,403
Tangible Asset	7,347	7,859	8,162
Intangible Asset	318	32	43
Deferred Asset	-	-	-
Total Asset	29,221	30,840	34,687
Current Liabilities	9,221	12,578	8,228
Fixed Liabilities	828	425	11,083
Total Liabilities	10,049	13,003	19,311
Common Stock	10,000	10,000	10,000
Capital Surplus	3,229	3,229	3,229
Capital Reseves	3,229	3,229	3,229
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,943	4,608	2,148
Capital Adjustment	-	-	-
Shareholders' Equity	19,172	17,837	15,377
Sales	69,498	67,255	52,277
Operating Income	3,724	4,045	3,305
Ordinary Income	1,905	4,261	4,631
Net Income	1,335	2,960	3,148

POSREC

(Million Won)

	2001	2000	1999
Current Asset	68,905	71,115	70,650
Quick Asset	44,027	41,482	43,432
Inventory	24,878	29,633	27,217
Fixed Asset	46,835	52,483	74,197
Investment	7,151	11,251	29,995
Tangible Asset	39,347	40,915	44,202
Intangible Asset	337	316	-
Deferred Asset	-	-	-
Total Asset	115,740	123,598	144,847
Current Liabilities	41,694	39,569	54,466
Fixed Liabilities	2,138	26,326	37,745
Total Liabilities	43,832	65,895	92,211
Common Stock	29,535	37,500	37,500
Capital Surplus	23,556	3,311	3,311
Capital Reseves	23,556		
Assets Revaluation Surplus	-		
Retained Earnings	18,817	16,892	11,825
Capital Adjustment	-	1	-
Shareholders' Equity	71,908	57,703	52,636
Sales	184,994	187,857	181,004
Operating Income	7,980	11,523	9,343
Ordinary Income	6,442	7,438	4,732
Net Income	4,909	5,060	4,036

POSTECH
Venture

(Million Won)

	2001	2000	1999
Current Asset	9,649	13,639	10,375
Quick Asset	9,649	13,639	10,375
Inventory	-	-	-
Fixed Asset	26,172	23,655	11,938
Investment	26,115	23,530	11,871
Tangible Asset	57	115	45
Intangible Asset	-	11	21
Deferred Asset	-	-	-
Total Asset	35,821	37,294	22,312
Current Liabilities	137	157	74
Fixed Liabilities	287	319	331
Total Liabilities	424	476	405
Common Stock	30,000	30,000	20,000
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,580	2,376	1,907
Capital Adjustment	2,817	4,442	-
Shareholders' Equity	35,397	36,818	21,907
Sales	1,397	1,256	1,067
Operating Income	250	456	494
Ordinary Income	301	607	487
Net Income	204	522	472

Korea Daily News

(Million Won)

	2001	2000	1999
Current Asset	36,331	53,873	76,357
Quick Asset	35,772	53,361	75,813
Inventory	559	512	544
Fixed Asset	189,289	213,137	253,521
Investment	37,616	51,907	90,767
Tangible Asset	151,656	161,208	162,726
Intangible Asset	17	22	28
Deferred Asset	-	-	-
Total Asset	225,620	267,010	329,878
Current Liabilities	66,437	127,808	124,900
Fixed Liabilities	96,587	36,490	109,036
Total Liabilities	163,024	164,298	233,936
Common Stock	25,371	54,445	54,445
Capital Surplus	33,949	18,680	18,680
Capital Reseves	29,073	-	-
Assets Revaluation Surplus	4,876	18,680	18,680
Retained Earnings	-	33,229	22,715
Capital Adjustment	3,276	-3,642	102
Shareholders' Equity	62,596	102,712	95,942
Sales	93,976	105,075	157,716
Operating Income	-7,375	-22,742	-25,799
Ordinary Income	-29,509	19,520	-14,826
Net Income	-47,034	10,518	-10,367

Kognotec Korea

(Million Won)

	2001		
Current Asset	634		
Quick Asset	634		
Inventory	-		
Fixed Asset	114		
Investment	58		
Tangible Asset	35		
Intangible Asset	22		
Deferred Asset	-		
Total Asset	749		
Current Liabilities	13		
Fixed Liabilities	-		
Total Liabilities	13		
Common Stock	1,000		
Capital Surplus	-		
Capital Reseves	-		
Assets Revaluation Surplus	-		
Retained Earnings	-261		
Capital Adjustment	-4		
Shareholders' Equity	736		
Sales	-		
Operating Income	-278		
Ordinary Income	-261		
Net Income	-261		

POSAM

(Million Won)

	2001	2000	1999
Current Asset	110,917	110,653	103,436
Quick Asset	103,286	102,092	94,955
Inventory	7,631	8,561	8,481
Fixed Asset	139,294	145,403	132,077
Investment	137,707	143,722	130,454
Tangible Asset	1,587	1,681	1,623
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	250,211	256,056	235,513
Current Liabilities	133,426	143,902	137,954
Fixed Liabilities	-	-	-
Total Liabilities	133,426	143,902	137,954
Common Stock	329,249	357,354	324,929
Capital Surplus	20,420	1	1
Capital Reseves	20,420	1	1
Assets Revaluation Surplus	-	-	-
Retained Earnings	-232,884	-245,201	-227,371
Capital Adjustment	-	-	-
Shareholders' Equity	116,785	112,154	97,559
Sales	300,036	399,345	361,794
Operating Income	7,832	12,050	9,748
Ordinary Income	22,235	7,106	-15,783
Net Income	24,572	4,362	-15,943

POSA

(Million Won)

	2001	2000	1999
Current Asset	38,442	74,246	74,557
Quick Asset	36,297	71,754	72,608
Inventory	2,145	2,492	1,949
Fixed Asset	24,329	24,341	26,964
Investment	4,071	7,459	8,251
Tangible Asset	15,384	16,882	18,713
Intangible Asset	4,874	-	-
Deferred Asset	-	-	-
Total Asset	62,771	98,587	101,521
Current Liabilities	9,821	55,682	60,749
Fixed Liabilities	5,297	6,250	6,220
Total Liabilities	15,118	61,933	66,970
Common Stock	25,853	26,797	28,412
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	21,800	9,858	6,139
Capital Adjustment	-	-	-
Shareholders' Equity	47,653	36,655	34,551
Sales	113,702	170,304	193,123
Operating Income	14,575	7,845	6,236
Ordinary Income	17,213	10,491	6,511
Net Income	12,095	7,554	4,164

POSCAN

(Million Won)

	2001	2000	1999
Current Asset	17,779	12,667	21,210
Quick Asset	11,757	5,068	15,387
Inventory	6,022	7,599	5,823
Fixed Asset	35,998	36,305	34,832
Investment	2,083	2,100	1,970
Tangible Asset	22,359	23,064	22,645
Intangible Asset	11,556	11,141	10,217
Deferred Asset	-	-	-
Total Asset	53,777	48,972	56,041
Current Liabilities	3,890	3,805	11,515
Fixed Liabilities	1,148	-	-
Total Liabilities	5,038	3,805	11,515
Common Stock	45,829	46,212	43,340
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,910	-1,045	1,187
Capital Adjustment	-	-	-
Shareholders' Equity	48,739	45,167	44,527
Sales	61,837	48,958	57,351
Operating Income	8,222	1,194	4,385
Ordinary Income	8,794	1,563	4,327
Net Income	7,282	1,259	3,928

POA

(Million Won)

	2001	2000	1999
Current Asset	110,205	74,371	70,183
Quick Asset	110,205	74,371	70,183
Inventory	-	-	-
Fixed Asset	2,616	2,599	2,639
Investment	757	719	654
Tangible Asset	1,859	1,880	1,985
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	112,821	76,970	72,822
Current Liabilities	105,635	70,197	66,856
Fixed Liabilities	1,147	1,038	673
Total Liabilities	106,782	71,234	67,528
Common Stock	1,591	1,512	1,374
Capital Surplus	85	81	74
Capital Reseves	85	81	74
Assets Revaluation Surplus	-	-	-
Retained Earnings	4,363	4,143	3,845
Capital Adjustment	-	-	-
Shareholders' Equity	6,039	5,736	5,294
Sales	668,843	690,038	480,288
Operating Income	2,418	2,211	555
Ordinary Income	2,410	2,699	564
Net Income	2,091	2,384	466

PIO

(Million Won)

	2001	2000	1999
Current Asset	100,525	184,218	179,250
Quick Asset	86,422	157,414	160,098
Inventory	14,103	26,804	19,152
Fixed Asset	48,344	53,925	55,523
Investment	3,881	4,553	4,536
Tangible Asset	44,463	49,372	50,987
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	148,869	238,143	234,773
Current Liabilities	127,703	212,242	202,611
Fixed Liabilities	13,442	17,508	22,222
Total Liabilities	141,145	229,750	224,833
Common Stock	404	441	449
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	7,320	7,952	9,491
Capital Adjustment	-	-	-
Shareholders' Equity	7,724	8,393	9,940
Sales	273,761	398,653	385,829
Operating Income	2,114	5,055	6,907
Ordinary Income	804	2,396	4,502
Net Income	290	1,216	2,092

VPS

(Million Won)

	2001	2000	1999
Current Asset	17,231	18,710	15,430
Quick Asset	6,068	7,569	5,595
Inventory	11,163	11,141	9,835
Fixed Asset	23,181	24,570	25,603
Investment	29	27	-
Tangible Asset	21,049	22,396	23,113
Intangible Asset	2,103	2,146	2,490
Deferred Asset	-	-	-
Total Asset	40,412	43,280	41,033
Current Liabilities	12,032	18,401	19,088
Fixed Liabilities	6,655	8,094	10,851
Total Liabilities	18,687	26,496	29,939
Common Stock	17,042	16,154	15,116
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	4,683	631	-4,022
Capital Adjustment	-	-	-
Shareholders' Equity	21,725	16,784	11,094
Sales	89,181	71,796	63,728
Operating Income	10,268	8,029	7,496
Ordinary Income	8,041	5,140	4,921
Net Income	7,562	4,865	5,352

POSMETAL

(Million Won)

	2001	2000	1999
Current Asset	20,116	25,959	26,714
Quick Asset	15,426	19,554	20,318
Inventory	4,690	6,406	6,396
Fixed Asset	11,367	12,874	13,639
Investment	1,001	843	562
Tangible Asset	10,305	11,927	12,932
Intangible Asset	61	103	146
Deferred Asset	-	-	-
Total Asset	31,483	38,833	40,353
Current Liabilities	22,929	33,532	34,075
Fixed Liabilities	4,053	551	1,683
Total Liabilities	26,982	34,082	35,757
Common Stock	3,028	3,305	3,366
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,473	1,446	1,230
Capital Adjustment	-	-	-
Shareholders' Equity	4,501	4,751	4,595
Sales	38,858	42,017	39,965
Operating Income	608	1,010	1,018
Ordinary Income	594	920	1,030
Net Income	286	479	613

Shanghai Posec Real Estate Development

(Million Won)

	2001	2000	1999
Current Asset	465	1,824	7,970
Quick Asset	430	1,795	7,951
Inventory	35	29	19
Fixed Asset	182,916	177,812	158,840
Investment	270	262	263
Tangible Asset	150,499	145,687	150,792
Intangible Asset	32,147	31,864	7,785
Deferred Asset	-	-	-
Total Asset	183,381	179,636	166,810
Current Liabilities	113,514	93,719	25,337
Fixed Liabilities	-	16,972	68,514
Total Liabilities	113,514	110,690	93,850
Common Stock	83,004	78,844	71,674
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-13,137	-9,898	1,286
Capital Adjustment	-	-	-
Shareholders' Equity	69,867	68,946	72,959
Sales	11,557	2,616	-
Operating Income	3,065	-2,727	-
Ordinary Income	-2,645	-8,131	1,342
Net Income	-2,645	-8,259	1,342

IBC

(Million Won)

	2001	2000	1999
Current Asset	1,519	10,136	10,671
Quick Asset	1,499	10,117	8,981
Inventory	20	19	1,691
Fixed Asset	114,553	95,839	85,746
Investment	-	-	-
Tangible Asset	107,920	90,885	80,976
Intangible Asset	6,633	4,953	4,770
Deferred Asset	-	-	-
Total Asset	116,072	105,975	96,417
Current Liabilities	73,412	66,742	22,054
Fixed Liabilities	30,114	31,865	58,155
Total Liabilities	103,526	98,608	80,209
Common Stock	30,970	22,620	21,167
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-18,541	-13,117	-4,887
Capital Adjustment	117	-2,136	-72
Shareholders' Equity	12,546	7,367	16,208
Sales	8,650	4,056	1,351
Operating Income	978	737	-475
Ordinary Income	-4,674	-7,256	-5,102
Net Income	-4,674	-7,256	-5,102

POS-Tianjin Coil Center Co.

(Million Won)

	2001	2000	1999
Current Asset	18,805	17,448	13,298
Quick Asset	12,825	11,496	8,531
Inventory	5,980	5,953	4,767
Fixed Asset	7,649	8,019	8,096
Investment	-	-	-
Tangible Asset	6,301	6,622	6,685
Intangible Asset	1,348	1,397	1,411
Deferred Asset	-	-	-
Total Asset	26,454	25,468	21,394
Current Liabilities	14,672	14,386	11,758
Fixed Liabilities	-	-	-
Total Liabilities	14,672	14,386	11,758
Common Stock	11,292	10,726	9,750
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	490	356	-115
Capital Adjustment	-	-	-
Shareholders' Equity	11,782	11,081	9,636
Sales	35,036	30,593	27,744
Operating Income	406	790	1,031
Ordinary Income	113	402	77
Net Income	113	402	77

Dalian POSCO-CFM Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	15,763	20,280	22,377
Quick Asset	5,005	5,123	14,384
Inventory	10,758	15,157	7,993
Fixed Asset	53,504	52,849	52,677
Investment	66	63	57
Tangible Asset	50,085	49,855	49,596
Intangible Asset	3,353	2,931	3,024
Deferred Asset	-	-	-
Total Asset	69,267	73,129	75,055
Current Liabilities	29,170	34,845	48,527
Fixed Liabilities	26	24	19
Total Liabilities	29,196	34,869	48,546
Common Stock	34,836	31,546	28,684
Capital Surplus	19	9	8
Capital Reseves	19	9	8
Assets Revaluation Surplus	-	-	-
Retained Earnings	5,216	6,705	-2,184
Capital Adjustment	-	-	-
Shareholders' Equity	40,071	38,260	26,509
Sales	123,534	142,010	108,551
Operating Income	4,273	10,260	5,565
Ordinary Income	2,624	8,173	2,147
Net Income	2,624	8,173	2,147

POS-LILAMA

(Million Won)

	2001	2000	1999
Current Asset	1,976	1,838	2,536
Quick Asset	898	674	1,293
Inventory	1,078	1,165	1,243
Fixed Asset	11,321	9,041	9,758
Investment	11	7	15
Tangible Asset	8,163	6,582	7,188
Intangible Asset	3,147	2,452	2,555
Deferred Asset	-	-	-
Total Asset	13,297	10,879	12,294
Current Liabilities	3,086	7,807	6,080
Fixed Liabilities	16,576	9,430	8,564
Total Liabilities	19,662	17,237	14,644
Common Stock	10,908	8,625	8,194
Capital Surplus	-	-	-2,986
Capital Reseves	-	-	-2,986
Assets Revaluation Surplus	-	-	-
Retained Earnings	-14,320	-11,258	-7,558
Capital Adjustment	-2,953	-3,725	-
Shareholders' Equity	-6,365	-6,358	-2,350
Sales	2,283	742	1,370
Operating Income	-1,125	-1,703	-1,397
Ordinary Income	-2,246	-2,813	-2,505
Net Income	-2,353	-2,823	-2,501

Zhangjiagang POSCO Stainless Steel

(Million Won)

	2001	2000	1999
Current Asset	103,438	90,529	64,694
Quick Asset	55,858	48,853	31,273
Inventory	47,580	41,676	33,422
Fixed Asset	168,260	143,563	143,451
Investment	6,370	5,810	4,531
Tangible Asset	154,205	130,607	131,236
Intangible Asset	7,685	7,146	7,684
Deferred Asset	-	-	-
Total Asset	271,698	234,092	208,145
Current Liabilities	84,209	74,649	35,053
Fixed Liabilities	41,424	57,305	88,561
Total Liabilities	125,633	131,955	123,614
Common Stock	127,069	90,740	82,488
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	18,996	11,398	2,043
Capital Adjustment	-	-	-
Shareholders' Equity	146,065	102,138	84,532
Sales	454,725	312,641	163,867
Operating Income	19,920	13,249	10,162
Ordinary Income	15,096	7,635	4,265
Net Income	13,936	7,635	4,265

Shunde Pohang Coated Steel

(Million Won)

	2001	2000	1999
Current Asset	15,923	14,180	11,498
Quick Asset	8,421	8,604	1,947
Inventory	7,502	5,576	9,550
Fixed Asset	27,912	29,749	29,951
Investment	-	-	-
Tangible Asset	25,042	26,412	26,452
Intangible Asset	2,870	3,337	3,499
Deferred Asset	-	-	-
Total Asset	43,835	43,930	41,449
Current Liabilities	21,206	19,216	15,676
Fixed Liabilities	-	6,365	11,582
Total Liabilities	21,206	25,581	27,258
Common Stock	20,671	17,983	16,347
Capital Surplus	8	8	7
Capital Reseves	8	8	7
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,950	358	-2,163
Capital Adjustment	-	-	-
Shareholders' Equity	22,629	18,349	14,191
Sales	68,208	61,125	58,070
Operating Income	2,702	3,931	838
Ordinary Income	1,584	2,347	-983
Net Income	1,584	2,347	-983

POS-THAI

(Million Won)

	2001	2000	1999
Current Asset	15,505	12,365	13,401
Quick Asset	8,723	7,522	7,752
Inventory	6,782	4,843	5,649
Fixed Asset	7,022	7,565	8,646
Investment	-	-	-
Tangible Asset	7,022	7,565	8,632
Intangible Asset	-	-	15
Deferred Asset	-	-	-
Total Asset	22,527	19,930	22,047
Current Liabilities	16,059	9,655	16,972
Fixed Liabilities	-	4,166	-
Total Liabilities	16,059	13,821	16,972
Common Stock	12,291	11,890	7,535
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	-5,823	-5,781	-2,459
Capital Adjustment	-	-	-
Shareholders' Equity	6,468	6,109	5,076
Sales	24,698	17,275	15,841
Operating Income	523	-1,140	-2,789
Ordinary Income	241	-3,244	-3,460
Net Income	241	-3,244	-3,460

POSVEN

(Million Won)

	2001	2000	1999
Current Asset	35,157	57,084	69,100
Quick Asset	26,419	54,730	69,100
Inventory	8,738	2,354	-
Fixed Asset	356,131	395,240	343,238
Investment	10,221	6,212	4,381
Tangible Asset	277,750	306,588	261,191
Intangible Asset	68,160	82,439	77,666
Deferred Asset	-	-	-
Total Asset	391,288	452,324	412,338
Current Liabilities	354,510	350,809	10,180
Fixed Liabilities	-	-	303,589
Total Liabilities	354,510	350,809	313,769
Common Stock	92,311	96,836	94,026
Capital Surplus	4,461	4,679	4,543
Capital Reseves	4,461	4,679	4,543
Assets Revaluation Surplus	-	-	-
Retained Earnings	-59,994	-	-
Capital Adjustment	-	-	-
Shareholders' Equity	36,778	101,516	98,570
Sales	24,507	-	-
Operating Income	-32,987	-	-
Ordinary Income	-62,102	-	-
Net Income	-62,102	-	-

Zhangjiagang Posa Steel Port

(Million Won)

	2001	2000	1999
Current Asset	1,835	2,282	1,327
Quick Asset	1,808	2,257	1,306
Inventory	27	25	21
Fixed Asset	7,787	7,941	7,647
Investment	-	-	-
Tangible Asset	6,833	6,804	6,405
Intangible Asset	954	1,136	1,242
Deferred Asset	-	-	-
Total Asset	9,622	10,223	8,975
Current Liabilities	335	1,207	159
Fixed Liabilities	-	630	2,405
Total Liabilities	335	1,837	2,565
Common Stock	6,635	6,302	5,729
Capital Surplus	5	4	4
Capital Reseves	5	4	4
Assets Revaluation Surplus	-	-	-
Retained Earnings	2,647	2,079	677
Capital Adjustment	-	-	-
Shareholders' Equity	9,287	8,386	6,410
Sales	2,080	2,696	2,375
Operating Income	455	1,240	853
Ordinary Income	447	1,117	635
Net Income	446	1,114	635

MYANMAR-
POSCO

(Million Won)

	2001	2000	1999
Current Asset	5,762	4,705	4,308
Quick Asset	2,349	2,908	1,519
Inventory	3,413	1,797	2,789
Fixed Asset	4,870	5,282	5,990
Investment	-	-	-
Tangible Asset	4,430	4,655	5,224
Intangible Asset	440	627	766
Deferred Asset	-	-	-
Total Asset	10,632	9,987	10,298
Current Liabilities	3,691	3,801	5,085
Fixed Liabilities	1,591	2,267	2,062
Total Liabilities	5,282	6,068	7,147
Common Stock	4,244	4,031	3,665
Capital Surplus	1	1	2
Capital Reseves	1	1	2
Assets Revaluation Surplus	-	-	-
Retained Earnings	1,105	-114	-515
Capital Adjustment	-	-	-
Shareholders' Equity	5,350	3,919	3,151
Sales	12,610	14,040	7,276
Operating Income	1,533	492	-541
Ordinary Income	1,238	160	-624
Net Income	1,238	160	-571

POSINVEST

(Million Won)

	2001	2000	1999
Current Asset	2,056	6,971	18,606
Quick Asset	2,056	6,971	18,606
Inventory	-	-	-
Fixed Asset	125,390	144,084	168,884
Investment	125,364	144,028	168,809
Tangible Asset	26	55	75
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	127,446	151,055	187,489
Current Liabilities	100,911	98,028	128,358
Fixed Liabilities	-	25,194	34,390
Total Liabilities	100,911	123,222	162,749
Common Stock	26,522	25,194	22,908
Capital Surplus	-	-	-
Capital Reseves	-	-	-
Assets Revaluation Surplus	-	-	-
Retained Earnings	13	2,639	1,833
Capital Adjustment	-	-	-
Shareholders' Equity	26,535	27,833	24,741
Sales	-	-	-
Operating Income	-849	-1,029	-1,292
Ordinary Income	3,639	2,358	1,935
Net Income	3,639	2,358	1,898

KOBRASCO

(Million Won)

	2001	2000	1999
Current Asset	49,648	30,556	59,417
Quick Asset	39,761	22,147	52,623
Inventory	9,887	8,409	6,794
Fixed Asset	168,051	184,597	160,943
Investment	43,719	37,692	14,495
Tangible Asset	120,328	141,633	140,684
Intangible Asset	4,004	5,272	5,764
Deferred Asset	-	-	-
Total Asset	217,699	215,153	220,359
Current Liabilities	152,255	20,703	152,013
Fixed Liabilities	36,388	161,344	51,743
Total Liabilities	188,643	182,047	203,755
Common Stock	44,884	51,407	49,703
Capital Surplus	4,007	4,589	4,437
Capital Reseves	4,007	4,589	4,437
Assets Revaluation Surplus	-	-	-
Retained Earnings	-19,835	-22,890	-37,537
Capital Adjustment	-	-	-
Shareholders' Equity	29,056	33,106	16,604
Sales	170,432	148,802	134,161
Operating Income	36,639	30,030	29,898
Ordinary Income	250	4,624	-36,275
Net Income	148	3,458	-37,150

POSCHROME

(Million Won)

	2001	2000	1999
Current Asset	9,265	11,658	8,653
Quick Asset	7,922	9,325	8,653
Inventory	1,343	2,334	-
Fixed Asset	13,807	21,912	25,306
Investment	-	-	-
Tangible Asset	13,807	21,912	25,306
Intangible Asset	-	-	-
Deferred Asset	-	-	-
Total Asset	23,072	33,571	33,959
Current Liabilities	1,843	5,351	2,783
Fixed Liabilities	7,105	8,214	10,046
Total Liabilities	8,948	13,565	12,830
Common Stock	10	14	16
Capital Surplus	9,625	14,468	16,092
Capital Reseves	9,625	14,468	16,092
Assets Revaluation Surplus	-	-	-
Retained Earnings	4,489	5,523	5,021
Capital Adjustment	-	-	-
Shareholders' Equity	14,124	20,006	21,129
Sales	21,053	26,180	23,550
Operating Income	5,024	8,335	5,629
Ordinary Income	4,650	8,005	4,762
Net Income	3,017	5,091	3,229

C. Investment in another companies

[Investment in Affiliates (Listed Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason	
Do-me-St-ic	Stock of affiliate companies	POSDATA	4,000	65.0%	35.0			4,000	65.0%	35.0	00. 11.28	Listing in KOSDAQ	5.5
	Stock of affiliate companies	POSREC	105	2.8%	1.8	1,331	15.1	1,436	24.3%	16.9	01. 12.22		
	〃	Changwon Specialty Steel	52,000	72.2	260			52,000	72.2	260			
	〃	POSCON	8,909	96.8	49.8			8,909	96.8	49.8			4.5
	〃	POSCO Machinery Engineering	1,700	100	17.1			1,700	100	17.1			4.5

	″	POSCO Machinery Co.	1,000	100	10			1,000	100	10			1.5	
	″	POSEC	33,466	97.4	424.2			33,466	97.4	424.2			20.1	
		POS-ENERGY	3,800	95	19	-3,800	-19.0	-	-	-	01.9.26	liquidation		
	″	POS A.C.	130	100	1			130	100	1				
	″	POSTEEL	17,155	95.3	113.4			17,155	95.3	113.4			20.6	
	″	Seung Kwang	2,737	66	28.4			2,737	66	28.4				
	″	POSRI	3,800	95	19.0			3,800	95	19.0				
	″	POSTECH Venture	5,700	95	28.5			5,700	95	28.5				
	″	Korea Daily News	4,000	36.7	20.0			1,863	36.7	20.0				

	Accounting Item	Company	Beginning Balance Shares	Beginning Balance Ownership	Beginning Balance Acquisition cost	Change Shares	Change Acquisition cost	Ending Balance Shares	Ending Balance Ownership	Ending Balance Acquisition cost	Date of acquisition or disposal	Reason	Dividend Revenue
	〃	eNtoB	560	17.5	2.8			560	17.5	2.8			
	Domestic Sub-Total		142,757		1089.4	-7,600	-19.0	133,021		1,070.4			70.1

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition-n or disposal	Reason	
FOREIGN	Stock of affiliated companies	KOBRASCO	1,987,915	50.0	33.0			1,987,915	50.0	33.0			
	〃	POSAM	282	99.4	226.6	-35	-26.3	247	99.29	200.3			
	〃	POSA	762	100.0	37.4			762	100.0	37.4			6.8
	〃	POSCHROME	22	25.0	4.9			22	25.0	4.9			1.4
	〃	POSVINA		50.0	1.5				50.0	1.5			
	〃	VPS		35.0	4.8				35.0	4.8			1.4
	〃	POS-Tianjin Coil Center Co.		10.0	0.7				10.0	0.7			
	〃	Dalian POSCO-CFM Coated Steel		40.0	9.6				40.0	9.6			1.7

〃	POSINVEST	2,000	100.0	22.9			2,000	100.0	22.9			4.1
〃	PT.KS-POSCO	34,000	40.0	30.4		-23.6	34,000	40.0	6.8			
〃	Zhangjiagang Pohang STS Steel		80.0	84.2				82.5	84.2			14.9
〃	POSVEN	5	40.0	44.5			5	40.0	44.5			
〃	POS-THAI STEEL	477	19.4	1.6			477	11.7	1.6			
〃	Shunde Pohang Coated Steel		90.0	12.1		1.7		90.8	13.8		Investment	
〃	Shunde Xing Pu Steel Center Co.		10.5	0.9				10.5	0.9			
〃	PT.POSNESIA	29,610	70.0	9.5			29,610	70.0	9.5			
〃	MYANMAR POSCO	13	70.0	2.2			13	70.0	2.2			
〃	POS-HYUNDAI	2,352	10.0	1.1			2,352	10.0	1.1			
	POA	9,360	100.0	7.4			9,360	100.0	7.4			3.2
Overseas Sub-total		2,066,742		487.0	-35	-48.2	2,066,762		487.0			33.4
Total		2,209,499		1576.4	-7,635	-67.2	2,199,783		1557.4			103.5

- Change

- POSREC : Listing in KOSDAQ('01.11.1)
  . Changing the name of company : POSCO RERACTORIES CO.LTD → POSCO RERACTORIES & ENVIRONMENT CO.LTD ('01.04.1)
  . The amount of stocks was changed due to stock split and a capital decrease ('01.4.21): 105 → 107.4 thousand shares

. stock ownership was changed due to a capital increase

'01.4.21 : 2.8% → 2.6%

'01.10.25 : 2.6% → 1.8%

'01.12.22: 1.8% → 24.3%

- POSAM : Selling-off by market price
- PT-KS POSCO : On Feb 15, 2001, resolution of liquidation by AGM and redemption of invested capital by end of 2002 legal procedure will be completed.
- Change in ownership and capital of Pohang Coated Steel

'01. 7. 1 (Capital Change): KRW 39 Billion → KRW 20 Billion

'01. 7. 14 (Capital Change): KRW 20 Billion → KRW 21 Billion; (Ownership Change): 100% → 95.24%

- Zhangjiagang POSCO Steel was merged with Zhangjiagang Pohang STS Steel

[Investments in Affiliates (Listed Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason	
Domestic	Investment Securities	SK Telecom	5,795	6.50	1657.3			5,795	6.50	1657.3			
	〃	Samjung P&A	270	9.00	2.7			270	9.00	2.7			

	〃	Korea Investment	118	2.94	0.6	-59		59	2.94	0.6					
	〃	Hanil Steel	308	9.95	7.2			308	9.95	7.2					
	〃	Munbae Steel	370	9.02	6.7			370	9.02	6.6					
	〃	Chohung Bank	135	0.03	5.7			135	0.03	5.7					
	〃	Hana Bank	4,440	3.57	30.0			4,440	3.57	30.0					
	〃	Dong-yang Steel Pipe	-	-	-	1,564	3.9	1,564	2.48	3.9					
	Sub Total		11,436		1710.2	1,505	3.9	12,941		1714.1					
Overseas	Investment Securities	NSC	56,858	0.84	122.1	35,655	66.3	137,266	2.02	265.8					
Total			68,294		1832.3	37,160	70.2	150,207		1979.9					

- Change:

  1) NSC(Nippon Steel Corp.) : Purchasing in the Japanese stock market

  2) Dong-Yang Steel Pipe: Transfer from accounts receivable to capital investment ('01.8.25)

[Investments in Affiliates (Unlisted Companies)]

(1,000shares, billion won)

	Accounting Item	Company	Beginning Balance			Change		Ending Balance					Dividend Revenue	
			Shares	Ownership	Acquisition cost	Shares	Acquisition cost	Shares	Ownership	Acquisition cost	Date of acquisition or disposal	Reason		
DOMESTIC	Investment Securities	Daekyeong Steel	1,786	19.00	8.9			1,786	19.00	8.9				
	〃	Pohang Pro-soccer Association	40	16.67	0.2			40	16.67	0.2				
	〃	Chunnam Pro-soccer Association	20	13.20	0.1			20	13.20	0.1				
	〃	Kihyup Finance	600	10.34	3.0			600	10.34	3.0			0.03	
	〃	Powercom	4,500	3.00	153.0			4,500	3.00	153.0				
	〃	Geoyang Haewoon	150	0.88	0.8			150	0.88	0.8				
	〃	Korea Steel Daily	2	2.67	0.02			2	2.67	0.02				
	〃	Korea Economic Daily	57	0.53	0.3			57	0.46	0.3				Note2
	〃	POSHOME	10	5.00	0.05			10	3.69	0.05				
	〃	SK IMT				7,200	192.0	7,200	12.00	192.0	'01.2.9	Newly acquisition		
	Sub Total		7,165		166.4	7,200	192.0	14,365		358.4				
F	Investment Securities	GlobalUnity Ltd.	71	13.33	0.7			71	13.33	0.7				

O R		VINA PIPE		15.00	0.3				10.60	0.3				
E		Siam United Steel	1,800	3.00	5.9	7,200	20.7	9,000	10.0	26.6				
I G N	Sub Total		1,871		6.9	7,200	20.7	9,071		27.6				
Total			9,036		173.3	14,400	212.7	23,436		386.0				

* Change

1) Acquisition of 12% of stake in SK IMT
   - Date of acquisition: Feb 9, 2001 / Date of foundation : March 8, 2001
2) Stock split and reduction of capital of POSREC
   Nnumber of shares : (105 □ 107.4 thousand shares), ownership : (2.8 □ 2.6%)
3) Change of ownership in Korea Economic Daily : 0.53% □ 0.46%
4) Siam United Steel: Increase Capital ('01.11.26)

VI. Stock and Stockholders

1. Distribution of shares

A. The largest shareholder and shareholders with special relation

As of Dec. 31, 2001

Shareholder	Type	Number of shares owned (ownership)			
		Beginning Number of Shares (Interest)	Increase	Decrease	Ending Number of Shares(Interest)
Pohang University of Science and Technology	Common Stock	3,358,200 (3.48 %)			3,358,200 (3.59 %)
Total	"	3,358,200 (3.48 %)			3,358,200 (3.59 %)

* The largest shareholder : Pohang University of Science and Technology
* Number of persons with special interest : 2

- Change in the largest shareholders
  - The largest shareholder was changed due to selling stocks of Industrial Bank of Korea
  - Stock ownership of Pohang University of Science and Technology was changed due to Cancellation of treasury stocks : 2,891,140shares ('01.8.30)

B. Major Stockholder with over 5% ownership

N/A

C. Ownership by Stockholders

As of Dec. 31, 2001

STOCKHOLDER	NUMBER OF STOCKHOLDERS		NUMBER OF SHARES HELD	
		%		%
Government	-	-	-	-
Government Managed Company	-	-	-	-
Securities company	49	0.03%	164,446	0.18%
Insurance Companies	37	0.02%	810,551	0.87%
Investment Trust companies	162	0.11%	5,029,545	5.37%
Bank	45	0.03%	6,299,171	6.73%
Merchant Bank	3	0.00%	49,760	0.05%
Mutual Savings	4	0.00%	5,509	0.01%

Other Corporations	128	0.08%	19,567,140	20.91%
Individuals	152,423	99.04%	3,628,871	3.88%
Foreigners	1,051	0.68%	58,034,492	62.01%
Total	153,902	100.00%	93,589,485	100.00%

D. Shareholders by number of shares held

	# of shareholders	%	# of Shares	%
Small Shareholder (Sub total)	153,892	99.99%	60,714,758	64.87%
Small Shareholders (Institutes)	1,469	0.95%	57,085,887	61.00%
Small shareholders (Individual)	152,423	99.04%	3,628,871	3.88%
Largest Shareholders	1	0.00%	3,028,200	3.24%
Other shareholders (Sub total)	9	0.01%	29,846,527	31.89%
Other shareholders	9	0.01%	29,846,527	31.89%
Other shareholders				
Total	153,902	100.00%	93,589,485	100.00%

* Including treasury shares

2. Administration of Stock

Preemptive Rights	See Article 11 and 13 of Articles of Incorporation
Book-Closing Date	December 31
Close of Shareholders' Registry	From January 1 to the Date of Ordinary General Meeting of Shareholders
Ordinary General Meeting of Shareholders	Within 3 months of Book Closing
Type of Certificates of Stock by Number of Shares Represented	1, 3, 4, 5, 10, 50, 100, 500, 1,000, 10,000
Newspapers Used for Public Notices to Shareholders	Korea Daily News, Maeil Shinmun, Kwangju Ilbo

* Articles of Incorporation

Pre-emptive Rights

(1) Except as otherwise provided by Paragraphs (2) through (4) of this Article 11 and the mandatory provisions of the applicable laws or regulations, in case of the issuance of new shares, the shareholders of the Company shall have the right to subscribe for such newly issued shares in proportion to the number of shares held by each of them; provided, however, that the Company may, by resolution of the Board of Directors, allocate preferred shares to holders of preferred shares, or convertible preferred shares to holders of convertible preferred shares in proportion to the number of shares held by each of them.

(2) New shares may be allocated to persons other than the existing shareholders by a resolution of the Board of Directors in the following cases:

1. If the Company issues new shares by a public offering or has underwriters underwrite new shares by a public offering in accordance with the provisions of the Securities and Exchange Act;
2. If the Company allocates new shares to the members of the Company's Employee Stock Ownership Association in accordance with the provisions of the Securities and Exchange Act;
3. If the Company issues new shares for the issuance of depositary receipts in accordance with the Provisions of the Securities and Exchange Act;
4. If the Company issues new shares through offering to the public investors by the resolutions of the Board of Directors in accordance with the Securities and Exchange Act;
5. If the Company issues new shares to the existing creditors in order to convert the debt into capital;
6. If the Company issues new shares to the domestic and/or foreign entities in accordance with the joint venture agreement or technology license agreement executed by and between the Company and such entities for the management purposes;
7. If the Company issues new shares to the domestic and/or foreign financial institutions in order to finance the Company in the emergent cases.
8. If the Company issues new shares by the exercise of the stock option in accordance with the provisions of the Securities and Exchange Act

(3) Any shares unsubscribe after the exercise of pre-emptive rights by shareholders who are entitled to them or any fractional shares remaining after the allocation of new shares may be disposed of by a resolution of the Board of Directors

(4) Notwithstanding the provisions of Paragraphs (2) through (3) of this Article 11, new shares may be allocated to persons other than the existing shareholders if effected by special resolution of a General Meeting of Shareholders.

(5) In case the Company issues new shares by a rights offering, bonus issue or stock dividend, such shares will be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year during which the shares are issued.

3. Volume and Prices traded for the last 6 months

A. Korea Stock Exchange (Common Stock)

(Won, Thousands Shares)

		2001					
		July	August	September	October	November	December
Price In Won	High	104,000	95,100	95,000	88,600	114,500	127,000
	Low	84,900	86,000	74,000	81,500	89,000	107,000
Volume (Shares)		3,669	3,433	4,021	2,803	6,232	5,428

B. New York Stock Exchange (ADR)

(U$, Thousands Shares)

		2001					
		July	August	September	October	November	December
Price in U$	High	19.99	18.46	18.21	17.20	22.20	24.21
	Low	16.19	16.95	13.60	15.84	16.96	20.75
Volume (ADR)		6,433	4,200	5,621	3,774	6,330	3,409

C. London Stock Exchange (ADR)

(U$, Thousands Shares)

		2001					
		July	August	September	October	November	December
Price in U$	High	19.35	18.10	18.25	16.35	21.00	22.70
	Low	16.10	16.20	14.25	14.25	16.30	21.00
Volume (ADR)		491	797	182	227	350	213

VII. Directors and Employees

1. Directors

A. Directors

(as of Dec. 31, 2001)

Title <Standing>	Name (Date of Birth)	Principal Occupation	Shares owned	
			Type	No.
Chairman and Representative Director	Sang-Boo Yoo (Mar. 4, 1942)	Chairman & CEO	Common	2
President and Representative Director	Ku-Taek Lee (Mar.15, 1946)	President	Common	860
Senior Executive Vice President	Yong-Woon Kim (Oct. 4, 1943)	General Administration/Law Affairs Dept	"	610
"	Chang-Oh Kang (Dec. 5, 1942)	Technical Research Laboratory	"	1,001
"	Soo-Yang Han (Feb. 9, 1945)	General Superintendent, Kwangyang Works	"	2,310
"	Won-Pyo Lee (Dec.11,1943)	General Superintendent, Pohang Works	"	-
Executive Vice President	Kyeong-Ryul Ryoo	Marketing, Process Innovation Dept.	"	17
<Non-standing Directors & Auditors>				
Director	Ung-Suh Park (Jun. 13, 1938)	Director Candidate Recommendation Committee Audit Committee	"	-
"	Jae-Young Chung (Oct. 15, 1944)	Audit Committee	"	-
"	Guil-Soo Shin (Apr. 16, 1944)	Finance and Operation Committee	"	-
"	Jong-Won Lim (Sep. 17, 1946)	Director Candidate Recommendation Committee Finance and Operation Committee	"	-
"	Samuel F. Chevalier	Director Candidate Recommendation Committee	"	-

	(Mar. 9, 1934)			
"	Soon Kim	Finance and Operation Committee	"	-
	Woo-Hee Park	Audit Committee	"	-
"	Dae-Wook Yoon	Audit Committee	"	-
Remuneration of 2001 : Won 1,895million				
Average remuneration per person : Won 126 million				

<Executive Directors>

Title	Name	Principal Occupation	Shares owned	
			Type	Number
Executive Vice President	Kwang-Woong Choi	Corporate Strategic Planning & Supporting Dept	"	-
"	Jung-Won Kim	General Administration Dept. Material Purchasing Dept.	"	-
"	Seong-Yong Shin	POSAM	"	2
"	Kwang-Hee Han	Tokyo Branch	"	-
"	Dong-Jin Kim	Beijing Office		-
"	Byung-Chang Yoo	Public Relation Dept.	"	1,868
Senior Vice President	Won-Chul Hwang	Deputy General Superintendent, Pohang Works	"	110
"	Sung-Hwan Kim	Facilities Investment Planning Dept.	"	2,054
"	Tae-Hyun Hwang	Finance Division	"	-
"	Chin-Cheon Kim	Deputy General Superintendent, Kwangyang Works	"	-
"	Youn Lee	Deputy General Superintendent, Pohang Works	"	2
"	Seong-Sik Cho	Investment Project	"	-
"	Byung-Hoon Kim	Deputy General Superintendent, Pohang Works	"	17
"	Jong-Tae Choi	General Superintendent, Education & Training Center	"	-
	Hwang-Kyu Hwang	Research & Development Dept	"	2
	Song Kim	Marketing Strategy Dept.	"	2
	Woo-In Lee	Deputy General Superintendent, Kwangyang Works	"	-
	Jong-Doo Choi	Cold-Rolled Sales & Export Dept	"	2
Vice President	Joon-Yang Chung	EU Office	"	-
"	Chang-Ho Kim	Audit Dept.	"	-
"	Nam-Suk Hur	Deputy General Superintendent, Kwangyang Works	-	-
"	Chang-Kwan Oh	Hot-Rolled Sales	-	-

“	Jeon-Young Lee	New Investment Project	-	-

■ **Directors holding concurrent position in other company**

- Chairman Sang-Boo Yoo : Outside Director of Hana Bank
- Senior Executive Vice President Yong-Woon Kim : Non-standing Auditor of POSTECH Venture Capital Co.
- Executive Vice President Won-Pyo Lee : Non-standing Director of Pohang Steelers

2. Employees

(Person, Thousand Won)

	Number of Employee				Average Years	Total Wages	Average Monthly Wages
	White Color	Blue Color	Others	Total			
Male	1,451	17,393	88	18,932	16.5	749,116,507	39,569
Female	214	24	23	261	10.2	8,780,068	33,640
Total	1,665	17,417	111	19,193	16.5	757,896,575	39,488

3. Labor Union

A. Number of Labor Union Members : 19

B. Standing Members : 4 (Chairman, Deputy Chairman, Secretary-General, Chief of General Affairs)

C. Numbers of Employees who are able to be member of the Union as of Sep. 30, 2001 : 16,255

D. Employees who can not be member of the Union

- Employees who are in a position at or above Manager
- Employees under Intern period
- Temporary or nonstanding employees
- Employees restricted in entering the Union by labor law or other regulations.

Ⅷ. Transactions with Interested Parties

1. Transactions with Associated Companies

A. Transactions with the largest shareholder and etc.

(i) Loan to Affiliates

(Million Won)

Company	Beginning Balance	Increase	Decrease	Ending Balance
POSENERGY	3,189	1,011	-	4,200

(ii) Guaranty Provided for Affiliated Companies

(Million Won)

Company	Creditors	Beginning	Increase	Decrease	Ending
Changwon Steel	NAB, etc.	8,031	0	7,258	772
POSENERGY	Seoul Insurance	82,337	-	82,337	-
Domestic Sub Total		90,368	0	89,595	772
POSVEN	CITIBANK, etc.	212,395		177,121	35,274
Kobrasco	CITIBANK, etc.	50,398	2,646		53,044
VPS	Credit Lyonnais	9,903		5,548	4,355
POSAM	Bank of America	85,686	13,771		99,458
POS-Hyundai	India Industry Bank etc.	610	39		649
POS-invest	Sumitomo Bank, etc.	148,596		53,865	94,731
Zhangjiagang Pohang STS	China Bank	28,527	1,202		29,729
Overseas sub-total		536,115	17,658	236,534	317,240
Grand Total		626,483	17,658	326,129	318,012

※ As POSVEN could not refinance its debt, Guarantors paid their obligations.
As of now, Raytheon and POSCO are under legal proceedings about above amounts

(iii) Investment in Affiliated Companies

(Million Won)

Company	Beginning	Increase	Decrease	Ending
POSDATA	35,000	-	-	35,000
Pohang Coated Steel	96,151	-	-	96,151
Chang Won Specialty Steel	260,000	-	-	260,000
POSCON	49,822	-	-	49,822
POSMEC	17,052	-	-	17,052
POS-M	10,000	-	-	10,000
POSEC	424,248	-	-	424,248
POS- AC	1,043	-	-	1,043
POSTEEL	113,393	-	-	113,393
Seung Kwang	28,408	-	-	28,408
POSCO Research Institute	19,000	-	-	19,000
POSTECH Venture Capital Co	28,500	-	-	28,500
POSENERGY	19,000		19,000	-
Korea Daily	19,999	-	-	19,999
eNtoB	2,800	-	-	2,800
POSREC	1,814	15,088		16,902
KOBRASCO	32,950	-	-	32,950
POSAM	226,617	-	26,290	200,327
POSA	37,352	-	-	37,352
POSCHROME	4,859	-	-	4,859
POSVINA	1,527	-	-	1,527
VPS	4,758	-	-	4,758
POS-Tianjin Coil Center	653	-	-	653
Dalian POSCO-CFM Coated Steel	9,586	-	-	9,586
POSINVEST	22,910	-	-	22,910
PT. KS- POSCO	30,395		23,609	6,786
Zhangjiagang Pohang STS	65,523	18,713	-	84,235
Zhangjiagang Pohang Steel	18,713		18,713	-
POSVEN	44,540	-	-	44,540
POS-Thai	1,625	-	-	1,625
Shundae Pohang Coated Steel	12,118	1,716	-	13,834
Shunde Pohang Coated	927	-	-	927

P.T. POSNESIA	9,474	-	-	9,474
Myanmar POSCO Steel	2,192	-	-	2,192
PO-Hyundai Steel	1,057	-	-	1,057
POA	7,425	-	-	7,425
Total	1,661,431	35,517	87,612	1,609,335

※POSENERGY : Sep. 26, 2001 Liquidation (Booked on Oct. 29, 2001)

Zhangjiagang POSCO Steel was acquired by Zhangjiagang Pohang STS

(iv) Real Estate Transaction in Affiliated Companies

(Thousand Won)

	Period	Guaranty Money	Rental Fee
POSEC	'01.1.1~'01.12.31	2,185,090	2,833,251
POSCON	"		30,827
POSREC	"		44,967
POSMEC	"		27,272
POS-AC	"	332,410	406,283
POSDATA	"	611,045	790,564
POSTECH Venture Capital	"	41,570	49,884
Pohang Coated Steel	"		4,554
POS-M	"		45,905
POSRI	"		2,782
Total		3,170,115	4,236,289

(v) Long-term Contract

(Million Won)

Company	Relationship	The Content Transacted			
		Kind	Term	Product & Service	Amount
Posteel	Subsidiary company	Long-term Contract	-	Product & By-Product	1,800,000
Total					1,800,000

2. Transactions with Shareholders & etc.

A. Loan to Employees

(Million Won)

Name	Term	Beginning Balance	Increase	Decrease	Ending Balance
Employees	Short-term	6,327	89,882		96,209
"	Long-term	99,037		99,037	-
Total		105,364	89,882	89,882	96,209

IX. Supplementary Schedules

1. Cost of Goods Sold

(Million Won)

Item	2001	2000	1999
Purchases	5,664,154	5,670,080	5,155,695
- Law materials	4,539,637	4,554,494	4,185,718
- Equipment and Materials	1,124,517	1,115,586	969,977
Labor	541,472	650,708	534,303
Other manufacturing expenses	2,684,540	2,821,478	2,639,306
- Subcontracts	376,079	367,879	338,513
- Depreciation	1,146,634	1,101,157	1,224,776
- Other	1,161,827	1,352,442	1,076,017
Changes in inventories	44,202	-81,038	27,882
- Beginning of year	347,335	266,297	294,179
- End of year	303,133	347,335	266,297
By-Product	-56,397	-46,451	-46,388
Total cost of goods sold	8,651,350	8,809,056	8,033,705

2. Cash and Deposits

(Million Won)

Item	Financial Institute	Ending Balance	Interest
Checking Account Deposit	Hanvit Bank, etc	863	-
Ordinary Deposit	"	2,034	-
Cash Equivalents	"	212,737	10
Financial Instruments	"	279,494	848
F/X Time Deposit	"	3,387	13
Others	"	56	-
Total		498,571	872

3. Marketable Securities

(Million Won)

Item	Acquisition Cost	Book Value
MMF	46,600	46,606
Beneficiary Certificate	270,151	274,627
MMF	50,000	51,755

Others	3	1
Total	366,754	372,989

4. Inventories

(Million Won)

	Beginning Balance	Increase	Decrease	Ending Balance
Products	248,219	14,481,635	14,489,869	239,985
Semi-finished Products	347,335	54,199,943	54,244,145	303,133
By-products	553	60,906	59,281	2,178
Raw Materials	286,961	6,169,380	6,176,242	280,099
Fuel and Factory Supplies	226,616	1,102,160	1,078,881	249,895
Materials in Transit	349,438	2,299,074	2,354,156	294,356
Others	2,945	62,588	65,095	438
Total	1,462,067	78,375,686	78,467,669	1,370,084

5. Principal Credit

(Million Won)

	Company	Beginning Balance	Increase	Decrease	Ending Balance
Accounts Receivable	POSTEEL	197,661		14,062	183,599
	Dongbu Steel	81,025		7,803	73,222
	Union Steel	43,243	15,845		59,088
	Shilla Steel	853,952		196,791	657,161
	Others	179,224	46,317	65,423	160,118
Total		1,355,105	62,162	284,079	1,133,188

6. Short-term Borrowings

N.A.

7. Trades payable and Other Accounts payable

(Million Won)

	Beginning	Increase	Decrease	Ending
POSEC	54,275	3,177		57,452
POSCO Machinery Engineering	14,687		8,156	6,531
POSCO Machinery	13,348		4,819	8,529
POSCON	24,390		11,870	12,520
POSDATA	22,838		5,134	17,704
Others	11,953	176	4,069	8,020
Domestic sub total	141,491	3,353	34,048	110,796
Hamersley	88,449		83,264	5,185
Others	62,534		62,483	51
Overseas sub total	150,983	0	145,747	5,236
Grand Total	292,474	3,353	179,795	116,032

8. Long -term Debt

(Million)

	Currency	Beginning	Increase	Decrease	Ending
CMB	USD	12.9		4.3	8.6
Sumitomo	USD	18.8		18.8	-
IBJ	JPY	4,500		1,100	3,400
Development Bank of Japan	JPY	1,730		190	1,540
Mitsui, etc.	USD	7		3	3
	JPY	1,500		800	700
	EUR	10		1	9
Bank Loan, etc.	USD	361		5	355
Commerz, etc.	USD	46		1	44
	EUR	28			28
Jexim	JPY	6,600		1,900	4,700
Total	KRW	762,900		69,500	693,400

9. Debenture

(Million Won)

Item	Annual Interest Rate (%)	Amount
Domestic debentures	7.0~9.0	2,300,000
Yankee Bonds	6.625~7.5	1,396,500
Samurai Bonds	1.44~1.84	807,500
Total		4,504,000

10. Depreciation

(Million Won)

Item	Acquisition Cost	Depreciation (Amortization)	Accumulated Depreciation	Ending Book Value
Property, Plant and Equipment	23,606,846	1,151,440	14,488,258	9,118,588
Intangible Fixed Assets		42,759		326,521
Total	23,606,846	1,194,199	14,488,258	9,445,109

11. Income Tax

(Million Won)

Item	Amount
Tax calculated on taxable income	293,923
Tax deductible	(61,233)
Tax Payable	232,690
Surtax	35,380
Income tax payable	268,070
Decrease in deferred income tax	27,582
Income tax	295,652

IX. Other Information

1. Summary of Disclosures and Notifications

● Resolution of the Board of Directors Regarding the Annual General Shareholders' Meeting (Jan. 20, 2001)

1. Date of Annual General Shareholders' Meeting: March 16, 2001
2. Place of Annual General Shareholders' Meeting: Convention Center of POSCO's Headquarters in Pohang
3. Agenda of Annual General Shareholders' Meeting:
   1. Approval of Balance Sheet and Income Statement
   2. Approval of the Appropriation of Retained Earnings
   3. Amendment of Articles of Incorporation
      1) Addition of Business Objectives
      2) Elimination of the Clause Regarding Restriction of Share Acquisition
      3) Elimination of the Clause Regarding Prohibition of Solicitation of Acting as Proxy Unless by BOD Resolution
4. Election of Directors Resolution Date of the Board of Directors: January 20,2001

● Addition of Business Objectives (Jan. 20, 2001)

1. Business Field: Sale of residual heating to the Pohang area
2. Date of Resolution by the Board of Directors : January 20, 2001
3. Scheduled Date of Shareholders' Meeting : March 16, 2001

● Resolution of additional agenda for annual general meeting of shareholders (Feb.28, 2001)

1. Agenda already disclosed (Jan. 20, 2001)
   - Agendum 1: Approval of Balance Sheet and Income Statement for the 33rd Fiscal Year
   - Agendum 2: Approval of the Proposal for the appropriation of Retained Earnings
   - Agendum 3: Amendments to the Articles of Incorporation
   - Agendum 4: Election of Directors
2. Additional agenda
   - Agendum 3: Amendments to the Articles of Incorporation (partially resolved by the BOD on Jan. 20, 2001)

- Agendum 5: Directors' Remuneration
- Agendum 6: Payment of Performance Incentives to the Standing Directors
- Agendum 7: Amendments to the Regulations on Severance Allowance to Directors

3. Date of resolution by Board of Directors: Feb.27, 2001

● Results of POSCO's 33rd Ordinary General Meeting of shareholders (Mar. 16, 2001)

1. Approval of Financial Statements
   - Auditors Opinion : Unqualified
   - Summary of financial statements

(million Won)

Total Asset	17,766,566
Total Liabilities	8,336,620
Shareholder's Equity	9,429,946
Paid-in Capital	482,403
Sales	11,692,000
Net Income	1,636,991
Earnings per Share(Won)	19,170
Dividend	204,704
(Interim Div.)	(41,824)

2. Dividend
   - Cash Dividend (including interim dividend)

Div./share	Div. Rate	Div Yield	Payout Ratio
2,500Won	50%	3.27%	12.50%

3. Election of Directors

1) Election of Directors

Title	Name
Outside Director	Samuel F. Chevalier
Standing Director	Chang-Oh Kang
"	Soo-Yang Han
"	Won-Pyo Lee

2) Outside Directors

Total number of Directors (A) : 15

Number of Outside Directors (B) : 8

Ratio of number of outside directors (B/A) : 53.3%

3) Audit Committee

- Outside Directors: 4
- Inside Director : -

4. Other Resolutions

1) Amendment of Articles of Incorporation: Passed as proposed

2) Directors' Remuneration : Passed as proposed

3) Payment of Performance Incentives to the Standing Directors

: Passed as proposed

4) Amendments to the Regulations on Severance Allowance to Directors

: Passed as proposed

5. Date of Shareholders' Meeting: Mar.16, 2001

● Appointment of Outside Director (Mar. 16, 2001)

1. Outside Director

- Name : Samuel F. Chevalier
- Age : 66
- Educational background: Northeastern Univ.
- Current post: Director of Commercial Bank of New York

2. Term of office : March 16, 2001 ~ March 15, 2004

3. Resolution date of shareholders' meeting : Mar. 16, 2001

● Notice of POSCO's Decision on Financial Guarantee for a Subsidiary, POSAM (Pohang Steel America Corp.) (May 26, 2001)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for POSCO's payment guarantee period for POSAM Corp. as follows.

1. Companies concerned

- Guarantor : POSCO
- Guarantee : POSAM (Pohang Steel America Corp.)

2. Details of payment guarantee

- Borrower: POSAM (Pohang Steel America Corp.)
- Lender: Bank of America
- Guaranteed Amount: US$ 100 Million plus interest and incidental costs
- Extended Period: June 1st 2001 ~ Until to Complete the repayment or to nullify the contract conditions

3. Information about POSAM

- Location: Wood Cliff Lake City, NJ. U.S.A.

- Major Business: Selling steel product in North America
- Total Capital: 283, 682,000 USD
- Ownership by POSCO: 99.38 %

4. Date of Resolution: May 25th 2001
5. Effective Date: June 1st 2001

● Notice of POSCO's Leasing Contract with a Subsidiary Company (May 28, 2001)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for POSCO's leasing contract with a subsidiary, POSEC, as follows.

1. Companies concerned
   - Renter: POSCO
   - Lessee: POSEC
2. Details of the Contract
   - Object of lease: Office space
   - Location: 892 Daechi-4Dong Kangnam –Gu POSCO Center
     Seoul, Korea
   - Period of Lease: July 24th 2001 ~ July 23rd 2004
   - Monthly Rent: 201,000,000 KRW
   - Security : 2,010,000,000 KRW
3. Date of Resolution: May 26th 2001

● Notice of POSCO's Transaction with a Subsidiary Company (May 28, 2001)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for POSCO's transaction with a subsidiary, POSENERGY, as follows.

1. Companies concerned
   - Parent Company: POSCO
   - Subsidiary: POSENERGY
2. Details of the Transaction
   - Object of transaction: Acquire ongoing Construction Assets
     (Transmission tower, LNG terminal, LNG power plant)
   - Value of Transaction: 16,000,000,000 KRW (Estimated)
   - Total Asset of POSENERGY: 18,243,000,000 KRW
3. Date of Resolution: May 26th 2001
4. Date of Trading : Scheduled in June 2001

5. Others: Disorganize and liquidate POSENERGY after acquisition of the company's assets

● Addition of an Affiliated Company (June 1, 2001)

1. Affiliate

   Company name : Cogonotec Korea Co., Ltd.

   Equity capital(won) : 1,000,000,000

   Total assets (won) : 1,000,000,000

   Major business : Sales of IT solution for financial companies

2. Group name : Pohang Iron & Steel
3. Total number of affiliate companies:
   - before addition : 15
   - after addition : 16
4. Total assets of affiliates
   - before addition :Won 21,228,263,000,000
   - after addition:Won 21,229,263,000,000
5. Reasons for addition

   Establishment of a subsidiary company by POSDATA, which is an affiliate of POSCO

6. Date of addition :2001.06.01

● POSCO to Perform Guarantee Payment Obligation for POSVEN (June 20, 2001)

1. Details of Payment Guarantee
   - Borrower & Guarantee: POSVEN, C.A.
   - Guarantors: POSCO, Raytheon and etc
   - Guaranteed amount by POSCO: U$159.6million
   - Detail of the loan
     - Type of loan : Syndicated Loan
     - Maturity date: June 19, 2001
     - Total principal amount: U$266million
2. Profile of POSVEN, C.A.
   - Major business: Production & sales of HBI(Hot Briquetted Iron)
   - Capital: U$112million
   - Ownership: POSCO Group 60%, Raytheon 10%, others 30%
3. Reason for Performing Guarantee Payment

   POSVEN's failure of refinancing of borrowings on the due date

4. Date of Performing of Guarantee Payment Obligation:

   Agent Bank (Citicorp International Ltd) will notice the payment date after the maturity date (June 19,2001).

● Recognition of Extraordinary Loss (July 9, 2001)

Pohang Iron & Steel Co., Ltd. decided to realize loss from guarantee payment of POSVEN, a Venezuelan affiliate company.

1. Extraordinary loss: KRW 69,053,600,000 (14.3% of capital)

2. Reasons for extraordinary loss

   : POSCO's guarantee payment for POSVEN, C.A.

3. Accounting impact

   : KRW 69,053,600,000 of 'other extraordinary loss' in the interim

(01/01/01~06/30/01) income statement

● Additional Investment to Joint-Venture Company in Thailand (2001. 07. 20)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for investment increase in a joint-venture company in Thailand as follows.

1. Detailed Information
   - Name: Siam United Steel
   - Location: Thailand
   - Form of company: Join-venture company by 13 companies from Thailand, Japan, and Korea
   - Initial Capital: US$ 194,000,000
   - Main business: Production and sale of CR
   - Relation to POSCO: Oversees invested company
2. Initial Investment by POSCO
   - KRW 5,882,425,800 (3%)
3. Additional Investment
   - KRW 20,000,000,000 (POSCO's share increases to 10%)
4. Reason for Additional Investment

   - To establish a sales base and secure the market for the HR product in South-East Asia with one of our strategic alliance company, NSC.

● Resolution for Interim Dividend Payment (2001. 07. 23)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for interim dividend payment as follows.

1. Dividend Rate: 10% on par value
2. Payment per share: KRW 500
3. Total Payment: KRW 40,800,879,500
4. Record Date: June 30, 2001
5. Payment Date: August 22, 2001

● Grant a Stock Option Right (2001. 07. 23)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for granting a stock option right as follows.

1. Total Number of Shares: 498,000
2. Total Number of Granted People: 38
3. Exercise Price: KRW 98,400
4. Effective Exercise Period
   - Start: July 24, 2004
   - End : July 24, 2008
5. Measure of Grant
   - Pay the difference between the exercise price and market price at the requested date in cash or treasury shares

● POSCO's Transaction with a Subsidiary Company (2001. 07. 23)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for POSCO's transaction with a subsidiary, POSTEEL, as follows.

1. Name of Company: POSTEEL
2. Relation to POSCO: Subsidiary
3. Details about Transaction
   - Transaction Period: Jan. 1, 2001 ~ Dec. 31, 2001
   - Transaction Product: Steel Product and By-Product
   - Transaction Amount: KRW 1,800,000,000,000

● Change in the Largest Shareholders (2001. 07. 28)

Please be advised a change in the largest shareholder of Pohang Iron & Steel Co., Ltd. based on the closed register list of shareholders.

Pohang Iron & Steel Co., Ltd. reported the change in the largest shareholder to the Korea Stock Exchange followed by the local regulation.

1. Date of closing the register list of shareholders
   - June 30, 2001

2. Largest Shareholder

- December 31, 2000

Institution	Number of Shares	%
Industry Bank of Korea	3,970,561	4.12
POSTEC	3,358,200	3.48

- June 30, 2001

Institution	Number of Shares	%
POSTEC	3,358,200	3.48
Industry Bank of Korea	2,911,321	3.02

● Cancellation of Treasury Stock (2001. 8. 25)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for cancellation of the treasury stock.

1. Total Number of Stock to be Cancelled: 2,891,140
2. Total Face Value of Cancellation Stock: KRW 14,455,700,000
3. Average Purchasing Price of the Treasury Stock: KRW 100,331
4. Total Value of Cancellation Stock: KRW 290,070,967,340
5. Period of Cancellation: Aug. 29, 2001 ~ Sep. 8, 2001
6. Method of Cancellation:

   Reduced Retained Earnings and Adjust the Capital Adjustment

7. Change in Treasury Stock

   Aug. 25, 2001 – 14,870 thousand shares

   Sep. 8, 2001 – 11,979 thousand shares

● Resolution of BOD for Execution of a Trust Agreement for Acquisition of Treasury Shares (October 31, 2001)

1. Name of the Agreement: Execution of a specific money trust agreement for acquisition of treasury shares
2. Objective of the Agreement: Stabilization of POSCO's share price
3. Amount: 100 Billion Won
4. Financing Method: Internally generated cash
5. Trustee: Hana Bank
6. Agreement Period: November 5, 2001 ~ November 4, 2002
7. Agreement Date: November 5, 2001
8. POSCO's Treasury Shares before the Agreement
   - Acquisition in the market: 11,662,856 shares (12.5%)
   - Acquisition through trust agreement: 315,870 shares (0.3%)
9. Existing Trust Agreements
   - Trustee: Korea Investment Trust Management & Securities, etc.
   - Agreement Amount : 24,772,719,561 Won
10. Date of BOD Resolution: October 31, 2001
    - Number of Outside Directors Present: 7 (1 Absentee)
    - Auditor: Present

● Call the 34th General Meeting of Shareholders (January 24, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for a call the 34th General Meeting of Shareholders.

1. Resolution Date: January 23, 2002
2. Proposed General Meeting Date: 9:00 (AM), March 15, 2002
3. Proposed General Meeting Place:
   POSCO Center, Art Hall

892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)

4. Other Approved proposals

   (1) 34th Financial Statement

   (2) Amendments to the Articles of Incorporation

   (3) Director's Remuneration

   (4) Payment of Incentives to the Standing Directors

● New Investment on Zhangjiagang POSCO Stainless Steel Co. (January 24, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution to expand the investment on Zhangjiagang POSCO.

1. Company Name: Zhangjiagang POSCO Stainless Steel Co., Ltd.

2. Relationship with POSCO: Subsidiary

3. Purpose of the investment:
   Increase the capacity for stainless steel and cold rolled sheet

4. New Investment: KRW 30,921,660,000
   Previous Investment: KRW 113,964,637,297
   Total investment: KRW 144,886,297,297

● Addition of Business Purpose (January 24, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for addition of business purpose to the Articles of Incorporation.

1. Added Business Purpose: To engage in marine transportation, processing and sales of minerals within or outside Korea.

2. Background: In preparation for the future expansion of composite business, the Company expands the current target business to the transportation and process of all the minerals using current CTS (Central Terminal System) base which is greatly located in Kwangyang, harbor loading and unloading system, and accumulated managerial techniques.

● **Decrease the sales by more than 1% (January 24, 2002)**

POSCO reported that the company's sales decreased by KRW 605,881,146,427 which is the 5.2% compared to the previous year.

1. Total Sales in year 2001: KRW 11,086,118,855,893

2. Total Sales in year 2000: KRW 11,692,000,002,320

3. Decreasing Amount: KRW 605,881,146,427

4. Reason: Low product price due to the recession of the whole economy and steel industry.

● **Decrease the Ordinary Income by more than 3% (January 24, 2002)**

POSCO reported that the company's ordinary income decreased by KRW 216,512,966,577 which is the 16.3% compared to the previous year.

1. Total Ordinary Income in year 2001: KRW 1,114,971,348,101

2. Total Ordinary Income in year 2000: KRW 1,331,484,314,678

3. Decreasing Amount: KRW 216,512,966,577

4. Reason: Sales and the operating income decreasing due to the low steel price

● **Decrease the Net Income by more than 1% (January 24, 2002)**

POSCO reported that the company's net income decreased by KRW 817,671,790,389 which is the 49.9% compared to the previous year.

5. Total Sales in year 2001: KRW 819,319,276,793

6. Total Sales in year 2000: KRW 1,636,991,067,182

7. Decreasing Amount: KRW 817,671,790,389

8. Reason: Decreased extra-ordinary income by KRW 953 billion and operating income

● Accounting Treatment in Relation to POSVEN (January 24, 2002)

POSCO reclassified the extraordinary loss (bad debt expense) to the non-operating loss.

※ Explanation of Accounting Treatment is provided by "Andersen Anjin & Co" who is the POSCO's accounting audit company.

1. Payment of Guaranteed Long-term Debt for POSVEN

POSCO("the Company") and its subsidiaries, POSEC and POSTEEL paid the guaranteed long-term debt of ₩138 billion, ₩34.5 billion and ₩34.5 billion, respectively, on June 19, 2001. This payment represented the 40%, 10% and 10%, respectively, of the total long-term debt of POSVEN guaranteed by the Company, POSEC and POSTEEL. The payment has been recorded as a receivable from POSVEN and included in other assets, net of allowance for doubtful accounts of ₩69 billion, ₩17.25 billion and ₩17.25 billion, respectively, representing management's estimate of the account which will be ultimately collected from POSVEN.

2. KAI's Interpretation

According to the Korean Accounting Institute (KAI)'s interpretation dated on October 24, 2001, the gain on valuation by using the equity method of accounting should be recorded on the parent company's non-consolidated financial statements, and treated as the reversal of allowance for doubtful accounts receivable from its subsidiary, if the parent company recorded bad debt allowance for accounts receivable from its subsidiary company. The above accounting treatment is in conformity with the Korean GAAP which provides that the unrealized loss arising from the inter-company transactions should be eliminated on the non-consolidated and consolidated financial statements.

3. Accounting Treatments

The accounting practice in June, 2001, recording of the allowance for doubtful accounts as extraordinary expense, was carried through the year on the basis of concept for conservatism. But at year end, the Company decided to reflect more corrective and consented accounting treatment approved by KAI.

Accordingly, the Company recorded the gain on valuation by using the equity method of accounting for the subsidiary, POSVEN, with the same amount of bad debt allowance of ₩103.5 billion for POSVEN as of December 31, 2001 under generally accepted accounting principles in Korea.

In connection with the reversal of bad debt allowance when using the equity method of accounting, the Company reclassified the extraordinary loss (bad debt expense) to the non-operating expense in order to match the recognition of gain on valuation by using the equity method of accounting which is accounted for non-operating income at year end book closing.

● Appointment of the New External Auditor (February 20, 2002)

Please be advised that the Audit Committee of Pohang Iron & Steel Co., Ltd. appointed Samil Accounting Corporation (The Korean member of PricewaterhouseCoopers) as the new external auditor.

i. Name of external auditor: Samil Accounting Corporation (PricewaterhousCoopers)

2. Resolution Date: February 19, 2002

3. Designation Period: April 1, 2002 ~ March 30, 2005

4. Reason for Alternation: New Appointment due to the prior designation expired

5. Applicability of Qualification Criteria for External Auditor: Qualified
(Article 3 of the Act on External Audit of Stock Companies)

● Resolution for the Candidates (February 23, 2002)

Please be advised that the BOD of Pohang Iron & Steel Co., Ltd. adopted a resolution for the candidates for the directors and for the Audit Committee members.

1. Name of Candidates for directors:

NAME	CURRENT POSITION
Lee, Ku-Taek	President
Ryoo, Kyeong-Ryul	Senior Vice President
Shin, Guil-Soo	External Director
Lim, Jong-Won	External Director

2. Name of Candidates for Audit Committee Members

NAME	CURRENT POSITION
Park, Ung-Suh	External Director
Chung, Jae-Young	External Director

3. Resolution Date: February 22, 2002

● Approval of Agenda (March 15, 2002)

Please be advised that the agenda was approved at the 34th Annual General Shareholders Meeting of Pohang Iron & Steel Co., Ltd. (POSCO) on March 15, 2002.

Agendum 1 : Approval of Balance Sheet, Income Statement, and appropriation of Retained Earnings for the 34th Fiscal Year :
(from January 1, 2001 to December 31, 2001

Agendum 2: Amendments of the Articles of Incorporation

Agendum 3: Election of Directors

Name of Candidates for directors:

NAME	CURRENT POSITION
Lee, Ku-Taek	President, POSCO
Ryoo, Kyeong-Ryul	Senior Vice President, POSCO
Shin, Guil-Soo	External Director, POSCO
Lim, Jong-Won	External Director, POSCO

Agendum 4: Election of Audit Committee Members

Name of Candidates for Audit Committee Members

NAME	CURRENT POSITION
Park, Ung-Suh	External Director, POSCO
Chung, Jae-Young	External Director, POSCO

Agendum 5: Directors' Remuneration

- Limit: KRW 2 Billion
- Number of Director: 15 (7 Standing Director; 8 Outside Director)

* Remuneration Limit in 2001: KRW 1.2 Billion

Agendum 6 : Payment of Performance Incentives to the Standing Directors

"The performance incentives to be paid to the Representative Director for the 2002 fiscal year shall be less than 200% of the annual base salary of each Representative Director. The performance incentives to be paid to the Standing Directors other than the Representative Director for the 2002 fiscal year shall be less than 100% of the annual base salary of each Director. Such incentives shall be paid based on the results of management performance evaluation for 2002 fiscal year."

All agendum was approved as had been proposed.

2. Contingent Liabilities

A. Principal Law Suits in Process

N.A.

B. Note (Bill) Put in Pledge

As of December 31, 2001 the Company has provided 1 blank promissory notes to Bank of China for outstanding loans.

C. Other Contingent Liabilities

Guaranty Provided to Financial Institutions for Affiliated Companies

(Million Won)

Company	Creditors	Beginning	Increase	Decrease	Ending
Changwon Steel	NAB, etc.	8,031		7,258	772
POSENERGY	Seoul Insurance	82,337		82,337	-
Dae-kyung Steel	KDB	9,270		354	8,916
Korea Steel Chemical	LG Caltex	2,882		320	2,562
Domestic Sub Total		102,520		90,270	12,250
POSVEN	CITIBANK, etc.	212,395		177,121	35,274
Kobrasco	CITIBANK, etc.	50,398	2,646		53,044
VPS	Credit Lyonnais	9,903		5,548	4,355
POSAM	Bank of America	85,686	13,771		99,458
SUS	J-EXIM, etc.	15,131	791		15,922
POS-Hyundai	India Industry Bank	610	39		649
POS-Invest	Sumitomo Bank, etc.	148,596		53,865	94,731

Zhangjiagang Pohang STS	China Bank	28,527	1,202		29,729
Overseas sub-total		551,246	20,200	238,283	333,163
Grand Total		653,766	20,200	328,553	345,413

※ POSVEN : As the status that guarantee obligations for the outstanding loan of POSVEN were honored by each guarantor due to the refinancing failure, the above amounts is pending in the court between Raytheon and POSCO.

3. Sanctions against the Company

N.A.

4. Subsequent Events to the Balance Sheet Date

The Board of Directors' meeting held on December 22, 2001, approved the acquisition of an additional 35.7 percent or 2,109 thousand shares of Posrec's stock. The acquisition is expected to take place during 2002, with a payment of ₩23,849 million

POHANG IRON & STEEL CO., LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Pohang Iron & Steel Co., Ltd.:

We have audited the accompanying non-consolidated balance sheets of Pohang Iron & Steel Co., Ltd. ("the Company") as of December 31, 2001 and 2000, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, changes in its retained earnings and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea (see Note 2).

As discussed in Note 2 to the non-consolidated financial statements, the Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characteristics of furnaces. This resulted in an increase in net income of ₩59,108 million for the year ended December 31, 2001.

As discussed in Note 24 to the non-consolidated financial statements, the Company transferred its existing 25.26 percent of Shinsegi Telecomm's stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments (extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

As discussed in Note 2 to the non-consolidated financial statements, the Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000, if their severance payment is equal to or less than ₩50 million each. Under the new calculation method, employees will receive as retirement and severance pay one-month's salary for each year of service. Under the old method, employees had received 1.6 months' salary for each year of employment. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 was estimated to be ₩1,389,285 million, of which ₩446,531 million and ₩942,754 million were paid as of December 31, 2001 and 2000, respectively.

Without qualifying our opinion, we draw attention to Note 35 of the financial statements which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Anjin & Co

Seoul, Korea,
January 25, 2002

POHANG IRON & STEEL CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

ASSETS	Korean Won 2001	Korean Won 2000	Translation into U.S. Dollars (Note 2) 2001	Translation into U.S. Dollars (Note 2) 2000
	(In millions)		(In thousands)	
CURRENT ASSETS:				
Cash and cash equivalents (Notes 3 and 15)	₩ 215,792	₩ 705,036	$ 162,727	$ 531,661
Short-term financial instruments (Notes 4 and 15)	256,051	112,354	193,086	84,725
Marketable securities (Note 6)	372,989	800,991	281,268	604,020
Trade receivables, net of allowance for doubtful accounts of ₩11,293 million and ₩12,914 million in 2001 and 2000, respectively (Notes 7, 15 and 27)	1,121,895	1,342,191	846,011	1,012,134
Inventories (Note 8)	1,369,470	1,462,067	1,032,705	1,102,532
Short-term loans (Note 10)	96,269	9,222	72,596	6,954
Other current assets (Notes 15, 24 and 27)	128,307	111,199	96,754	83,855
	3,560,773	4,543,060	2,685,147	3,425,881
NON-CURRENT ASSETS:				
Investment securities (Notes 9 and 15)	4,302,564	3,680,579	3,244,525	2,775,491
Long-term loans, net of allowance for doubtful accounts of ₩11 million and ₩1,002 million in 2001 and 2000, respectively (Note 10)	1,092	99,172	823	74,785
Long-term trade receivables, net of unamortized present value discount of ₩20,662 million and ₩23,209 million in 2001 and 2000, respectively, and allowance for doubtful accounts of ₩4,245 million and ₩9,319 million in 2001 and 2000, respectively (Note 7)	41,992	43,810	31,666	33,037
Property, plant and equipment, net of accumulated depreciation of ₩14,488,257 million and ₩13,563,766 million in 2001 and 2000, respectively (Notes 11,12,13, 22 and 27)	9,118,589	8,929,983	6,876,245	6,734,019
Intangibles, net (Notes 21 and 27)	326,521	302,799	246,227	228,338
Deferred income tax assets (Note 24)	78,380	103,671	59,106	78,177
Other assets (Notes 4, 5, 23 and 27)	185,619	63,492	139,973	47,879
	14,054,757	13,223,506	10,598,565	9,971,726
Total Assets	₩ 17,615,530	₩ 17,766,566	$ 13,283,712	$ 13,397,607

(continued)

POHANG IRON & STEEL CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2001 AND 2000

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CURRENT LIABILITIES:				
Short-term borrowings (Note 14)	₩ -	₩ 324,445	$ -	$ 244,661
Current maturities of long-term debt, net of discount on debentures issued (Note 14)	1,079,557	981,645	814,084	740,250
Trade payables (Notes 15 and 27)	357,155	483,452	269,327	364,567
Accrued expenses (Note 15)	255,555	367,694	192,712	277,275
Accounts payable, other (Notes 15 and 27)	209,413	690,001	157,916	520,324
Withholdings	28,862	34,234	21,765	25,816
Income tax payable	116,717	391,916	88,015	295,540
Dividends payable (Note 18)	164,572	164,573	124,102	124,103
Other current liabilities	40,714	71,742	30,703	54,099
	2,252,545	3,509,702	1,698,624	2,646,635
LONG-TERM LIABILITIES:				
Long-term debt, net of current maturities and discount on debentures issued (Note 14)	4,087,802	3,827,331	3,082,574	2,886,155
Accrued severance indemnities, net of national pension fund for employees of ₩140 million and ₩160 million in 2001 and 2000, respectively, and severance insurance deposits of ₩58,066 million and ₩25,430 million in 2001 and 2000, respectively (Note 2)	41,986	15,510	31,661	11,696
Reserve for repairs (Note 2)	1,020,640	974,362	769,656	734,758
Other long-term liabilities	16,064	9,715	12,114	7,326
	5,166,492	4,826,918	3,896,005	3,639,935
Total Liabilities	7,419,037	8,336,620	5,594,629	6,286,570
SHAREHOLDERS' EQUITY:				
Capital stock (Note 16)	482,403	482,403	363,776	363,776
Capital surplus	3,673,621	3,670,457	2,770,244	2,767,858
Retained earnings (Note 16) (Net income of ₩819,319 million and ₩1,636,991 million in 2001 and 2000, respectively)	6,986,939	6,662,163	5,268,787	5,023,877
Capital adjustments (Note 17)	(946,470)	(1,385,077)	(713,724)	(1,044,474)
	10,196,493	9,429,946	7,689,083	7,111,037
Total Liabilities and Shareholders' Equity	₩ 17,615,530	₩ 17,766,566	$ 13,283,712	$ 13,397,607

The accompanying notes to non-consolidated financial statements are an integral part of these statements.

POHANG IRON & STEEL CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions, except per share amounts)		(In thousands, except per share amounts)	
NET SALES (Notes 27 and 29)	₩ 11,086,119	₩ 11,692,000	$ 8,359,942	$ 8,816,831
COST OF GOODS SOLD (Note 27)	8,988,666	9,055,144	6,778,272	6,828,402
GROSS PROFIT	2,097,453	2,636,856	1,581,670	1,988,429
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	667,995	537,632	503,729	405,423
OPERATING INCOME	1,429,458	2,099,224	1,077,941	1,583,006
OTHER INCOME (EXPENSES):				
Interest income	67,035	81,805	50,550	61,689
Interest expense	(363,501)	(346,517)	(274,113)	(261,306)
Foreign exchange transaction and translation losses, net	(3,722)	(175,896)	(2,808)	(132,642)
Equity in earnings of affiliates, net (Note 23)	136,931	123,762	103,258	93,328
Donations (Note 20)	(73,435)	(438,513)	(55,377)	(330,679)
Allowance for doubtful accounts (Note 23)	(69,074)	(170)	(52,088)	(128)
Others, net (Notes 19 and 22)	(8,721)	(12,211)	(6,573)	(9,208)
	(314,487)	(767,740)	(237,151)	(578,946)
ORDINARY INCOME	1,114,971	1,331,484	840,790	1,004,060
EXTRAORDINARY INCOME, NET (Note 24)	-	956,763	-	721,487
INCOME BEFORE INCOME TAXES	1,114,971	2,288,247	840,790	1,725,547
INCOME TAXES (Note 25)	295,652	651,256	222,949	491,107
NET INCOME	₩ 819,319	₩ 1,636,991	$ 617,841	$ 1,234,440
ORDINARY INCOME PER SHARE (Note 2)	₩ 10,043	₩ 11,155	$ 7.57	$ 8.41
EARNINGS PER SHARE (Note 2)	₩ 10,043	₩ 19,170	$ 7.57	$ 14.46

The accompanying notes to non-consolidated financial statements are an integral part of these statements.

POHANG IRON & STEEL CO., LTD.

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
RETAINED EARNINGS BEFORE APPROPRIATIONS:				
Unappropriated retained earnings carried over from prior years	₩ 61,969	₩ 72,466	$ 46,730	$ 54,646
Retirement of treasury stock	(290,071)	-	(218,740)	-
Interim dividends (Note 18)	(40,801)	(41,824)	(30,767)	(31,539)
Increase (decrease) from valuation using equity method of accounting and others	(424)	21,285	(320)	16,051
Net income	819,319	1,636,991	617,841	1,234,440
	549,992	1,688,918	414,744	1,273,598
TRANSFER FROM VOLUNTARY RESERVES:				
Reserve for technology development	164,229	199,605	123,843	150,520
Reserve for overseas investment loss	44,899	58,314	33,858	43,974
	209,128	257,919	157,701	194,494
APPROPRIATIONS OF RETAINED EARNINGS:				
Reserve for business rationalization	49,000	54,000	36,950	40,721
Reserve for technology development	200,000	150,000	150,818	113,114
Cash dividends (Note 18)	163,248	162,880	123,103	122,826
Reserve for expansion of business	260,000	1,501,700	196,064	1,132,418
Reserve for average dividends	16,325	16,288	12,311	12,283
	688,573	1,884,868	519,246	1,421,362
UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED OVER FORWARD TO SUBSEQUENT YEAR	₩ 70,547	₩ 61,969	$ 53,199	$ 46,730

The accompanying notes to non-consolidated financial statements are an integral part of these statements.

POHANG IRON & STEEL CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
I. CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	₩ 819,319	₩ 1,636,991	$ 617,841	$ 1,234,440
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	1,151,971	1,129,969	868,691	852,099
Amortization	42,759	19,983	32,244	15,069
Provision for allowance for doubtful accounts, net	61,792	17,016	46,597	12,832
Provision for severance indemnities	62,492	207,704	47,125	156,628
Loss on disposal of property, plant and equipment, net	27,957	25,176	21,082	18,985
Gain on disposal of marketable securities, net	(36,108)	(50,964)	(27,229)	(38,431)
Loss on foreign currency translation, net	23,998	207,426	18,097	156,418
Marketable securities valuation gain	(6,234)	(3,692)	(4,701)	(2,784)
Valuation gain on investments by equity method	(136,931)	(123,762)	(103,258)	(93,328)
Impairment loss of property, plant and equipment	50,599	49,809	38,156	37,560
Provision for special repairs	53,911	137,362	40,654	103,584
Loss on valuation of derivatives, net	8,519	34,217	6,424	25,803
Extraordinary income	-	(956,209)	-	(721,069)
Other, net	26,460	(9,392)	19,953	(7,083)
	1,331,185	684,643	1,003,835	516,283
Decrease in trade receivables	222,894	149,195	168,083	112,507
Decrease (increase) in inventories	91,982	(174,581)	69,363	(131,650)
Decrease (increase) in long-term trade receivables	3,844	(60,900)	2,898	(45,924)
Increase in accounts receivable, other	(6,311)	(12,550)	(4,759)	(9,464)
Decrease in trade payables	(129,953)	(155,374)	(97,996)	(117,166)
Increase (decrease) in accrued expenses	(112,139)	66,240	(84,563)	49,951
Increase (decrease) in accounts payable, other	(480,707)	74,779	(362,497)	56,390
Decrease in deferred income tax assets	25,480	18,846	19,214	14,212
Decrease (increase) in group severance insurance deposits	(32,637)	670,613	(24,611)	505,703
Decrease in income tax payable	(276,608)	(24,747)	(208,587)	(18,661)
Payment of severance indemnities	(4,605)	(960,646)	(3,473)	(724,414)
Other, net	(79,764)	53,157	(60,150)	40,084
Net cash provided by operating activities	1,371,980	1,965,666	1,034,598	1,482,291

(continued)

POHANG IRON & STEEL CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
II. CASH FLOWS FROM INVESTING ACTIVITIES:				
Decrease (increase) in short-term financial instruments, net	₩ (139,775)	₩ 3,473	$ (105,403)	$ 2,619
Decrease in marketable securities, net	470,344	75,646	354,682	57,043
Decrease in short-term loans, net	12,052	15,489	9,088	11,680
Decrease in other current assets	17,737	5,836	13,375	4,401
Increase in investment securities	(327,006)	(249,351)	(246,592)	(188,033)
Additions to property, plant and equipment	(1,436,243)	(761,690)	(1,083,058)	(574,384)
Disposition of property, plant and equipment	7,005	24,855	5,282	18,743
Decrease (increase) in other investments, net	(164,065)	23,513	(123,720)	17,731
Increase in intangibles	(65,990)	(113,493)	(49,762)	(85,584)
Decrease (increase) in others, net	(26,288)	3,149	(19,823)	2,375
Net cash used by investing activities	(1,652,229)	(972,573)	(1,245,931)	(733,409)
III. CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in short-term borrowings, net	(324,445)	89,358	(244,661)	67,384
Decrease in current maturities of long-term debt	(985,713)	(1,054,756)	(743,317)	(795,382)
Increase in long-term debt, net	1,300,656	1,533,259	980,813	1,156,216
Dividend	(204,050)	(201,444)	(153,872)	(151,907)
Increase in treasury stocks	-	(1,003,873)	-	(757,011)
Increase in others, net	4,557	3,067	3,436	2,313
Net cash used by financing activities	(208,995)	(634,389)	(157,601)	(478,387)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (I + II + III)	(489,244)	358,704	(368,934)	270,495
CASH AND CASH EQUIVALENTS, AT THE BEGINNING OF THE YEAR	705,036	346,332	531,661	261,166
CASH AND CASH EQUIVALENTS, AT THE END OF THE YEAR	₩ 215,792	₩ 705,036	$ 162,727	$ 531,661

The accompanying notes to non-consolidated financial statements are an integral part of these statements.

POHANG IRON & STEEL CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. THE COMPANY:

Pohang Iron & Steel Co., Ltd. (the "Company") was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons: 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and five liaison offices overseas.

As of December 31, 2001, Industrial Bank of Korea, Pohang University of Science and Technology, foreign investors, and employees own 3.12 percent, 3.24 percent, 62.01 percent and 0.05 percent of the Company's stock, respectively. The remaining shares are owned by the public.

On January 23, 2002, the Board of Directors approved the name change of the Company from Pohang Iron & Steel Co., Ltd. to POSCO. The change is subject to approval of the Company's shareholders at the next general meeting on March 15, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

The US dollar amounts presented in these non-consolidated financial statements were computed by translating the Korean won into US dollars based on the Bank of Korea Basic Rate (₩1,326.1 to US $1.00 at December 31, 2001), solely for the convenience of the reader. These convenience translations into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted into U.S.dollars at this or any other rate of exchange.

For the convenience of the reader, the accompanying non-consolidated financial statements have been condensed, restructured, and translated into English (with certain expanded descriptions) from the statutory Korean language financial statements. Some supplementary information included in the statutory Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying non-consolidated financial statements.

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below:

(2) Revenue Recognition

Revenue is recognized at the time products sold are shipped.

(3) Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

(4) Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined by the moving average cost method except for materials-in-transit, for which cost is determined using the specific identification method.

(5) Marketable Securities and Investment Securities

Marketable Securities

Marketable equity and debt securities are stated at acquisition cost plus incidental expenses. If the fair val ue of marketable securities differs from the book value determined by the individual moving average method. marketable securities are stated at fair value and the valuation gain or loss is reflected in current operation s.

Investment Securities

(a) Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed security) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investments that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments.

The investment in the Stock Market Stabilization Fund ("SMSF") is stated at fair value with the valuation gain or loss credited or charged to current operations. The stocks distributed by SMSF are recorded as trading or securities held for investment at fair value and treated as a return of investment. Cash distributed by SMSF as dividends or as a return of investment equity are also treated as a return of investment.

(b) Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or avai lable- for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated beloware classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during the current period
- Securities obliged to be sold before maturity by legal regulations
- Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available- for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-f or-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value with the res ulting valuation loss charged to current operations.

(c) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss, except for gain or loss on valuation of investment equity in SMSF, is pres ented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previo us balance of unrealized valuation gain or loss of investment securities. When investment securities are sol d, the unrealized valuation gain or loss of investment securities included in the capital adjustments account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustmen ts account is reversed.

(d) Recovery of Impaired Investment Securities

If the value of any investment equity security or investment debt security previously recognized as impaired subsequently recovers, in the case of marketable equity securities and available-for-sale debt securities, the increase in value is recorded as a capital adjustment. In the case of unlisted equity securities and held-to-maturity debt securities, the increase in value is recorded in current operations, up to the amount of the pre viously recognized impairment loss.

(e) Reclassification of Securities

If the Company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

(6) Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are recorded at cost, except for upward revaluations in accordance with the Asset Revaluation Law, which had been effective until December 31, 2000. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property, plant and equipment. In addition, the Company capitalizes interest and other borrowing costs as part of the cost of constructing major facilities and equipment. The amounts of capitalized interest for the years ended December 31, 2001 and 2000 are ₩9,220 million and ₩19,094 million, respectively.

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value, and the amount is material, the impairment of assets is recognized in the balance sheet and the asset is recognized at reduced value and the resulting impairment loss charged to current operations.

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

	Years
Buildings	20~40
Structures	20~40
Machinery	8
Tools and equipment	4
Office equipment	4
Vehicles	4

(7) Intangibles

Intangible assets including ERP system cost and the rights to use dockyards and other property are stated at cost, net of accumulated amortization computed using the straight-line method over the useful lives, from 4 to 20 years, of the related assets, as prescribed in the Corporate Income Tax Law of Korea.

(8) Discounts on Debentures

Discounts on debentures issued are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

(9) Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities which would be payable as of December 31, 2001 and 2000 are ₩100,193 million and ₩41,100 million, respectively, assuming all eligible employees were to resign as of that date.

The Company and the employees must transfer a certain portion of monthly pay to the National Pension Fund in accordance with the National Pension Law of Korea. The amount transferred will reduce the accrued severance indemnities payable to the employees. Such payments of ₩140 million and ₩160 million as of December 31, 2001 and 2000, respectively, are presented as a deduction from accrued severance indemnities.

The Company had entered into a severance insurance plan with Kyobo Life Insurance Co., Ltd. and others in accordance with the Labor Standard Law promulgated in 2000. This plan restricts severance payments directly to the eligible employees and directors and meets the funding requirement for additional tax deduction purposes. The amount funded under this severance insurance plan of ₩58,066 million and ₩25,430 million as of December 31, 2001 and 2000, respectively, are presented as a deduction from accrued severance indemnities.

The Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000, if their severance payment is equal to or less than ₩50 million each. Under the new calculation method, employees will receive as retirement and severance pay one-month's salary for each year of service. Under the old method, employees received 1.6 months' salary for each year of employment. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16, 2000 had been estimated to be ₩1,389,285 million, of which ₩446,531 million and ₩942,754 million were paid in December, 2001 and 2000, respectively. The Company paid ₩4,691 million and ₩955,406 million of severance indemnities for the years ended December 31, 2001 and 2000, respectively.

(10) Allowance for Special Repairs

Allowance for special repairs is related to the Company's furnaces. Provisions for repairs are accrued annually, based on the replacement cost of such facilities, over the replacement cycles of the furnaces, and estimated future inflation rate.

The Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characteristics of furnaces. This resulted in an increase in net income of ₩59,108 million for the year ended December 31, 2001.

(11) Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was ₩1,326.1 and ₩1,259.7 to US$1.0 at December 31, 2001 and 2000, respectively. Foreign currency assets and liabilities of overseas business branches or offices are translated at the exchange rate as of the balance sheet date and income and expenses at the weighted average rate of the reporting period. Translation gains and losses arising from the translation procedures are offset against each other and the net amounts are recognized as an overseas operations translation debit and credit in capital adjustments. Overseas operations translation debit and credit are treated as extraordinary gain and loss upon closing the foreign branch or office.

(12) Derivative Instruments

From 1999, the Company has accounted for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purposes. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge, based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk, are reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustments is added to or deducted from the asset or the liability.

(13) Income Taxes

The provision for income taxes consists of the corporate income tax and resident tax surcharges currently payable plus the change in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on enacted future tax rate in effect beginning January 1, 2002.

(14) Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share was 81,580,331 shares and 85,393,600 shares for the years ended December 31, 2001 and 2000, respectively. Earnings per share of ₩10,043 in 2001 and ₩19,170 in 2000 were computed by dividing net income of ₩819,319 million in 2001 and ₩1,636,991 million in 2000, respectively, by the weighted average number of common shares outstanding during the periods.

(15) Reclassification

Certain amounts of prior year's financial statements were reclassified to confirm to the current year's presentation.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2001 and 2000 are as follows (won in millions):

	Annual Interest rate (%)	2001	2000
Cash	-	₩ 3,054	₩ 172,070
Cash equivalents:			
Time deposits	-	-	45,000
Time deposits in foreign currency	1.70~2.85	181,013	427,966
Commercial notes	-	-	60,000

Money Market Deposit Account	4.46~4.50	31,725	-
Total		₩ 215,792	₩ 705,036

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term and long-term financial instruments as of December 31, 2001 and 2000 are as follows (won in millions):

	Annual Interest rate (%)	2001	2000
Short-term financial instruments:			
Time deposits	6.3~6.8	₩ 7,130	₩ 58,900
Installment savings deposits	-	-	3,364
Trust deposits	4.1	100,000	50,000
Time deposits in foreign currency	2.30~2.87	148,921	-
Sub-total		₩ 256,051	₩ 112,354
Long-term financial instruments:			
Time deposits in foreign currency	3.0	₩ 26,673	₩ -
Other restricted bank deposits	-	56	54
Sub-total		₩ 26,729	₩ 54
Total		₩ 282,780	₩ 112,408

5. RESTRICTED DEPOSITS:

Restricted deposits as of December 31, 2001 and 2000 are as follows (won in millions):

	Financial institutions	2001	2000
Long-term financial instruments	Hanvit Bank and others	₩ 56	₩ 54

6. MARKETABLE SECURITIES:

Marketable securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Beneficiary certificates	₩ 274,627	₩ 21,074
Monetary market fund	46,606	779,913
Stocks	1	4
Mutual fund	51,755	-
Total	₩ 372,989	₩ 800,991

7. TRADE RECEIVABLES:

In January 1999, the receiver of Sammi Steel filed a lawsuit against the Company pleading that the assignment by Sammi Steel to the Company of certain receivables in the amount of ₩64,100 million be voided and returned for the benefit of all creditors of Sammi Steel. Shortly before it filed a petition for protection under the Korean Corporate Reorganization Law, Sammi Steel assigned the receivables to the Company as part payment of its obligations. On October 1, 1999, the trial court decided in favor of the receiver of Sammi Steel and ordered the Company to return the ₩64,100 million. On May 4, 2000, the Company entered into a settlement agreement with the receiver of Sammi Steel, which was approved by the court presiding over the reorganization of Sammi Steel. In accordance with the settlement agreement, the Company paid ₩82,320 million, which includes the original amount of the receivables assigned plus accrued interest, to Sammi Steel, which in turn will pay to the Company ₩64,100 million in installments over a ten-year period as part of the reorganization procedures of Sammi Steel. In connection with this, ₩3,200 million and ₩54,500 million are accounted for as trade receivables and long-term trade receivables, respectively, and 8.62percent of discount rate is applied for the accounts, as of December 31, 2001.

8. INVENTORIES:

Inventories as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Finished goods	₩ 239,371	₩ 248,219
Semi-finished goods	303,133	347,335
Raw materials	280,099	286,961
Materials in transit	294,355	349,438
Others	252,512	230,114
Total	₩ 1,369,470	₩ 1,462,067

9. INVESTMENT SECURITIES:

(1) **Investment securities as of December 31, 2001 and 2000 consist of the followings (won in millions):**

	2001	2000
Marketable equity securities	₩ 1,898,947	₩ 1,616,994
Non-listed equity securities	386,030	175,084
Investments in affiliated companies	1,830,995	1,755,014
Bonds	178,817	128,624
Other	7,775	4,863
Total	₩ 4,302,564	₩ 3,680,579

(2) Investments in marketable equity securities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001				2000
Company name	Ownership percentage (%)	Acquisition cost	Fair value	Loss on valuation	Fair value
Hanil Steel	9.95	4,021	2,769	(1,252)	₩ 2,317
Munbae Steel	9.02	3,588	1,387	(2,201)	1,072
Nippon Steel Corporation	1.36	265,751	261,871	(3,880)	118,371
Chohung Bank	0.03	3,756	561	(3,195)	226
Hana Bank	2.02	29,998	75,036	45,038	26,285
SK Telecom	6.50	1,657,348	1,553,040	(104,308)	1,466,116

Dong yang Steel	2.50	3,911	1,705	(2,206)	-
Samjung Steel and others	-	3,302	2,578	(724)	2,607
Total		1,971,675	1,898,947	(72,728)	₩1,616,994

Marketable equity securities are stated at fair value and the difference between acquisition cost and fair value is reflected in capital adjustments.

(3) Investments in non-listed equity securities as of December 31, 2001 and 2000 are as follows (won in millions):

		2001		2000
Company	Ownership percentage (%)	Acquisition Cost	Net asset value	Acquisition Cost
Posrec(*)	-	-	-	₩ 1,814
Powercomm	3.00	153,000	24,073	153,000
SK-IMT	12.00	192,002	193,782	-
Dae kyoung	19.00	8,930	2,958	8,930
Gee hyup tech finance	10.34	3,000	3,259	3,000
Siam United Steel	10.00	26,640	4,853	5,882
Korea Economic Daily News and others	-	2,458	6,395	2,458
Total		386,030	235,320	₩ 175,084

(*) The Company has acquired 22.5 percent of Porec's stock for ₩15,088 million during 2001 and reclassified the account as investments in affiliated companies as of December 31,2001.

(4) Investments in affiliated companies as of December 31, 2001 and 2000 are as follows (won in millions):

		2001		2000	
Company name	Ownership percentage (%)	Acquisition Cost	Net Asset value	Ownership percentage (%)	Net Asset value
Securities subject to equity method:					
POSEC	97.43	424,248	322,464	97.43	₩ 328,100
POSTEEL	95.31	113,393	290,772	95.31	280,596
Changwon Steel	72.22	260,000	303,199	72.22	270,121
POSAM	99.29	200,327	116,928	99.38	115,181
POSA	100.00	37,352	47,361	100.00	34,514
POSVEN(**)	40.00	44,540	84,607	40.00	39,683
Others	-	511,687	654,541	-	645,423

Sub-total		1,591,547	1,819,872		1,713,618
Securities not subject to equity method(*):	-	17,788	11,123	-	41,396
Total		1,609,335	1,830,995		₩ 1,755,014

(*) The Company has adjusted the carrying value of POS Energy and PT. KS-POSCO to recognize impairment loss on investments in affiliated companies of ₩4,732 million and ₩6,665 million, respectively, at December 31, 2001.

(**) The Company has recorded the other expenses of ₩69,054 million in connection with the payment of guaranteed long-term debt on behalf of POSVEN, as an allowance for doubtful accounts and the other income of ₩69,054 million as an equity in earnings of affiliates, respectively, for the year ending December 31, 2001 (See Note 23).

The Company adjusted its investment to reflect the changes in the investee's net assets by using the equity method of accounting. Unrealized income from intercompany transactions was eliminated. The increase or decrease in investment accounts resulting from the Company's share in the net income or loss of the investee has been accounted for as valuation gain or loss using the equity method. The increase or decrease in investment resulting from an increase or decrease in the investee's retained earnings or capital surplus has been accounted for as an increase or decrease in the Company's retained earnings or capital surplus, respectively.

(5) Investments in bonds as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000
	Face value	Book value	Book value
Government and municipal bonds	₩ 10,018	₩ 10,018	₩ 5,351
Financial bonds of Industrial Bank of Korea	123,273	123,273	123,273
Bonds in foreign currency	41,789	45,094	-
Bonds with warrants	432	432	-
Total	₩ 175,512	₩ 178,817	₩ 128,624

All the investments in bonds are in held-to-maturity bonds. Financial bonds of Industrial Bank of Korea of ₩31,400 million have been provided to the Pusan local government as deposits for a performance guarantee in relation to development of a waste disposal area.

(6) Other investments as of December 31, 2001 and 2000 are as follows (won in millions):

		2001		2000
Company	Ownership (%)	Acquisition cost	Net asset value	Net asset value
Stock Market Stabilization Fund	1.097	10,343	7,775	4,863

(7) Valuation gains and losses on investments in capital adjustments account for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000	Remarks
Gain on investments valuation	₩ 307,642	₩ 282,484	Equity method
Loss on investments valuation	(21,088)	(23,769)	Equity method
Sub total	286,554	258,715	
Gain (loss) on investments valuation	(72,728)	(207,079)	Fair value method
Total	₩ 213,826	₩ 51,636	

10. LOANS TO EMPLOYEES:

The Company has provided short-term housing loans to employees of ₩96,209 million and ₩6,327 million as of December 31, 2001 and 2000, respectively, and long-term housing loans to employees of 99,037 million as of December 31, 2000.

11. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Land	₩ 874,000	₩ 868,075
Buildings and structures	4,173,730	4,065,213
Machinery and equipment	16,621,201	16,090,315
Tools	81,802	73,940
Vehicles	123,751	118,024
Furniture and fixtures	135,934	130,208
Construction in progress (see Note 21)	1,596,428	1,147,974
Total acquisition cost	23,606,846	22,493,749
Less: Accumulated depreciation	(14,488,257)	(13,563,766)
	₩ 9,118,589	₩ 8,929,983

12. INSURED ASSETS:

The Company carries insurance coverage for property, plant and equipment, which could be easily damaged, as follows (won in millions):

Insured assets	Company	Coverage
Buildings and structures	Samsung Fire & Marine Insurance and others	₩ 1,529,410
Machinery and equipment	"	1,591,424
Aircraft	"	26,278
Other	"	-
Total		₩ 3,147,112

In addition, the Company carries general insurance for vehicles, gas accident liability and disaster insurance for its employees.

13. PUBLICLY-ANNOUNCED LAND PRICES:

The published prices of the Company's land as announced by the Office of National Tax Administration are the following (won in millions):

Location	Area (Square meters)	Book value	Land prices
Pohang in Kyungbuk	11,726,072	₩ 279,482	₩ 1,102,800
Kwangyang in Jeonnam	16,952,472	379,776	970,485
Daechi-dong in Seoul	197,556	214,742	308,390
Total	28,876,100	₩ 874,000	₩ 2,381,675

14. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

(1) Short-term borrowings as of December 31, 2000 are as follows (won in millions):

Purpose	Financial institution	Annual interest rate (%)	Amount
Usance	Korea Development Bank and others	0.83~7.70	₩ 324,445

(2) Long-term debt as of December 31, 2001 and 2000 consists of the following (won in millions):

Accounts	2001	2000
Local currency borrowings	₩ -	₩ 737
Foreign currency borrowings	60,908	108,447
Loans from foreign financial institutions	632,517	654,466
Debentures	4,503,984	4,075,547
Total	5,197,409	4,839,197
Less: Current portion	(1,079,557)	(981,645)
Discount on debentures issued	(30,050)	(30,221)
	₩ 4,087,802	₩ 3,827,331

(3) Long-term local currency borrowings as of December 31, 2000 are as follows (won in millions):

	Annual interest rate (%)	Amount
Korea Exchange Bank	4.5	₩ 737
Total		737
Less: Current portion		(537)
		₩ 200

(4) Long-term foreign currency borrowings as of December 31, 2001 and 2000 are as follows (won in millions):

	Annual interest rate (%)	2001	2000
Sumitomo Bank	L +0.445	₩ -	₩ 23,648
I.B.J.	4.6~4.9	34,037	49,568
Chase Manhattan Bank	L +0.6	11,367	16,196
Development Bank of Japan	4.6	15,504	19,035
Total		60,9 08	108,447
Less: Current portion		(19,007)	(43,587)
		₩ 41,901	₩ 64,860

(5) Loans from foreign financial institutions as of December 31, 2001 and 2000 are as follows (won in millions):

	Annual interest rate (%)	2001	2000
Commercial bank and others	L+0.25~0.8	₩ 87,253	₩ 147,365
Sumitomo Bank	L+0.4	81,129	66,206
Citibank	L+0.6	464,135	440,895
Total		632,517	654,466
Less: Current portion		(46,984)	(43,142)
		₩ 585,533	₩ 611,324

(6) Debentures outstanding as of December 31, 2001 and 2000 are as follows (won in millions):

	Annual Interest rate (%)	2001	2000
Domestic debentures	5.0 ~ 11.0	₩ 2,300,000	₩ 1,830,000
Yankee Bonds	6.63 ~ 7.50	1,396,464	1,326,540
Samurai Bonds	1.44 ~ 2.85	807,520	881,216
Floating Rate Notes	L +2.35	-	37,791
Total		4,503,984	4,075,547
Less: Current portion		(1,013,566)	(894,379)
Discount on debentures issued (*)		(30,050)	(30,221)
		₩ 3,460,368	₩ 3,150,947

(*) Including discount on debentures issued-current portion.

(7) Foreign currency debts, by currency, as of December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Foreign currency	Won equivalent	Foreign currency	Won equivalent
Short-term foreign currency borrowings	-	-	US$ 241,032,849	₩ 303,629
		-	¥ 1,889,736,842	20,816
		-		324,445
Long-term foreign currency borrowings	US$ 8,571,429	11,367	US$ 31,630,237	₩ 39,845
	¥ 4,908,000,000	49,541	¥ 6,228,000,000	68,602

		60,908		108,447
Loans from foreign financial institutions	US$ 402,710,079	534,034	US$ 412,835,566	520,049
	¥ 5,427,244,386	54,783	¥ 8,117,290,308	89,414
	EUR 37,268,826	43,700	DEM 55,181,372	11,506
	-	-	FRF 63,571,340	33,497
		632,517		654,466
Overseas debentures	US$ 1,053,060,000	1,396,463	US$ 1,083,060,000	1,364,331
	¥ 80,000,000,000	807,520	¥ 80,000,000,000	881,216
		2,203,983		2,245,547
Total		2,897,408		₩ 3,332,905

(8) Aggregate maturities of the Company's long-term debt as of December 31, 2001 are as follows (won in millions):

Year	Foreign currency Borrowings	Loans from foreign financial institutions	Debentures	Total
2002	₩ 19,007	₩ 46,984	₩ 1,013,566	₩ 1,079,557
2003	19,007	33,660	1,235,846	1,288,513
2004	13,203	485,808	730,595	1,229,606
2005	1,938	12,163	473,906	488,007
2006	1,938	12,163	1,047,825	1,061,926
Thereafter	5,815	41,739	-	47,554
Total	₩ 60,908	₩ 632,517	₩ 4,501,738	₩ 5,195,163

Current portion of long-term debt does not include current portion of discounts on debentures issued.

(9) The Company has been provided payment guarantees by Korea Development Bank, Korea Exchange Bank and others in connection with the Company's long-term debt. The guaranteed amounts as of December 31, 2001 are as follows (won in millions):

Guarantee provider	Foreign currency		Won equivalent
Korea Development Bank	US$	2,021,582	₩ 2,681
	¥	470,220,000	4,746
	EUR	9,055,039	10,618
			18,045
Korea Exchange Bank	US$	1,058,001	1,403
	¥	246,090,961	2,484
			3,887
Total			₩ 21,932

15. FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

Foreign currency denominated assets and liabilities (excluding foreign long-term and short-term borrowings and loans from foreign financial institutions) as of December 31, 2001 and 2000 are as follows (won in millions):

Account	2001 Foreign currency		2001 Won equivalent	2000 Foreign currency		2000 Won equivalent
Assets:						
Cash and cash equivalents	US$	136,516,644	₩ 181,035	US$	339,889,628	₩ 428,159
	¥	15,841,166	156	¥	130,000,000	1,432
Short-term financial instruments	US$	112,300,000	148,921		-	-
	¥	320,000,000	3,230			
Long-term financial instruments	US$	20,144,022	26,713		-	-
Trade receivables	US$	37,036,318	49,114	US$	83,868,759	105,649
	¥	677,438,361	6,838	¥	2,154,209,067	23,729
	EUR	27,087	32	EUR	9,278,069	11,016
Other receivables	US$	340,225	451	US$	1,446,981	1,823
	¥	11,298,142	114			
	EUR	7,753	9	¥	38,485,841	424
Investments	US$	34,004,599	45,093		-	-
Guaranty deposits	US$	261,670	347	US$	232,683	293
Total			₩ 462,053			₩ 572,525
Liabilities:						
Trade payables	US$	127,621,597	₩ 169,239	US$	150,518,448	₩ 189,608
Accounts payable, other	US$	4,774,150	6,331	US$	3,586,597	4,518
	¥	208,682,129	2,106	¥	981,643	11
Accrued expenses	US$	113,438,978	150,431	US$	173,588,949	218,670
	¥	788,760,378	7,962	¥	1,271,995,990	14,011
	EUR	4,749,200	5,569	EUR	2,584,753	3,069
Other current liabilities	US$	17,694	24		-	-
Total			₩ 341,662			₩ 429,887

(1) US$ includes US$ equivalent of foreign currencies in EUR and others.

(2) Foreign long-term and short-term borrowings and loans from foreign financial institutions are disclosed in Note 14.

(3) The Company paid US$133,000,000 for the guaranteed long-term debt during 2001(see Note 28).

16. SHAREHOLDERS' EQUITY:

(1) The Company has 200,000,000 authorized shares of ₩5,000 par value common stock, of which 93,589,485 shares are issued as of December 31, 2001 (see Note 17).

(2) Retained earnings appropriated as of December 31, 2001 and 2000 consist of the following (won in millions):

	2001	2000
Business rationalization	₩ 918,300	₩ 869,300
Technology development	626,667	590,895
Losses on overseas investments	28,200	73,099
Total	₩ 1,573,167	₩ 1,533,294

In accordance with the Tax Incentive Control Law, the amount of tax benefit associated with certain tax exemptions and tax credits must be appropriated as a reserve for business rationalization. This reserve is not available for cash dividends; however, the reserve may be credited to paid-in capital or offset against accumulated deficit by resolution of the shareholders.

17. CAPITAL ADJUSTMENTS:

Capital adjustments as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Treasury stock	₩ (1,185,404)	₩ (1,470,903)
Valuation gain on investment securities (Note 9)	213,826	51,636
Foreign-based operations translation adjustment	24,456	34,190
Gain on currency forward transaction (see Note 19)	652	-
	₩ (946,470)	₩ (1,385,077)

The Company retired its treasury stock of 2,891 thousand shares by retained earnings of ₩290,071 million through a resolution of the meeting of Board of Directors held on August 25, 2001 and the remaining treasury shares are to be sold through the stock market.

18. DIVIDENDS:

Dividends as of December 31, 2001 and 2000 are as follows (won in millions, except face value in won):

(1) Dividends

	2001	2000
Outstanding stocks, net of treasury stocks (shares)	81,623,759	81,439,955
Face value	₩ 5,000	₩ 5,000
Capital stock	408,119	407,200
Paid ratio	40%	40%
Cash dividends	₩ 163,248	₩ 162,880

(2) Dividends to net income ratio:

	2001	2000
Dividend	₩ 204,048	₩ 204,704
Net income	₩ 819,319	₩ 1,636,991
Dividends to net income ratio	24.9%	12.5%

(3) Paid-out ratio

	2001	2000
Dividend per share	₩ 2,500	₩ 2,500
Stock price as of the year end	₩ 122,000	₩ 76,500
Paid-out ratio	2.0%	3.3%

(4) Payment of interim dividends

Aggregate interim dividends of ₩40,801 million and ₩41,824 million were paid to the Company's shareholders as of December 31, 2001 and 2000, respectively, in accordance with a resolution of the meeting of Board of Directors held on July 23, 2001 and July 21, 2000 for the 81,601,759 outstanding shares and 83,648,929 outstanding shares, respectively, at ₩500 dividend per share.

19. DERIVATIVES:

(1) Swap contracts as of December 31, 2000 are as follows:

		Amount		Annual Interest rate (%)	
	Maturity	Receive	Pay	Receive	Pay
SBCM	2001.3.22	¥ 30,000,000,000	US$ 300,000,000	¥ 2.85%	US$6.23%
B.O.A	2001.9.14	₩ 135,600,000,000	¥ 13,380,000,000	₩ 12.26%	¥ 5.20%
Sanwa Bank	2001.7. 3	US$ 30,000,000	¥ 3,826,500,000	US$ L+2.35%	¥ 2.84%

The Company has terminated the above cross currency swap agreements with financial institutions to reduce interest rate and currency risk as of December 31, 2001.

(2) The gains and losses on currency swap transactions for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Gains on currency swap valuation	₩ -	₩ 14,966
Losses on currency swap valuation	-	49,183
Gains on currency swap transactions	5,673	-
Losses on currency swap transactions	20,911	

(3) The Company has entered into currency forward contracts to purchase US dollars for Japanese yen accounted for fair value hedge, settled as gain and loss on currency forward transactions of ₩6,789 million and ₩70 million for the year ended December 31, 2001, and currency forward contracts to purchase US dollars for Korean won accounted for cash flow hedge valued as gain on currency forward transactions of ₩652 million, recorded as capital adjustments as of December 31, 2001. The forward contracts as of December 31,2001 are as follows:

	Start Date	Maturity Date	Contract Amount	Contract Rate (Won per US$1)
Bank of New York	2001.11.20	2002.1.31	US$10,000,000	₩1,290.3
Society General	2001.11.21	2002.3.29	US$ 6,000,000	₩1,294.1

20. DONATIONS:

Donations of the Company for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Pohang University of Science & Technology	₩ -	₩ 300,000
Employee Welfare Fund	33,000	33,000
Education Foundation	36,500	39,585
Others	3,935	65,928
	₩ 73,435	₩ 438,513

21. RESEARCH AND DEVELOPMENT EXPENDITURES:

Research and development expenditures of the Company for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Intangibles	₩ 59,293	₩ 112,537
Ordinary research and development expenses	180,563	177,145
Manufacturing cost	6,106	6,248
	₩ 245,962	₩ 295,930

Intangibles recorded, net of amortization, by ₩170,499 million incurred up to December 31, 2001 due to the implementation of an enterprise resource planning system on July 2, 2001, to support the introduction of company wide process innovation procedures.

22. IMPAIRMENT LOSS ON FIXED ASSET:

Construction in progress included in fixed assets includes capital investments in Kwangyang No. 2 Minimill. By resolution of the Board of Directors at a meeting held in May, 1998 construction on the Minimill has been stopped due to the economic situation in the Republic of Korea and Asia Pacific Region. The Company recognized impairment losses of ₩50,599 million and ₩49,581 million for the years ended December 31, 2001 and 2000, respectively, in accordance with Article 55 of Korean Financial Accounting Standards. The carrying value of the Minimill is ₩443,762 million as of December 31, 2001.

23. OTHER INCOME (EXPENSES):

The Company paid ₩138,107 million of guaranteed long-term debt on behalf of POSVEN, which is an affiliated company, on June 19, 2001. The payment has been recorded in other assets, of which ₩69,054 million, or 50 percent of the payment, was charged to other expenses as an allowance for doubtful accounts and other income as an equity in earnings of affiliates through the elimination of the unrealized loss arising from the inter-company transactions, respectively, as of December 31, 2001.

24. EXTRAORDINARY INCOME:

The Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. This transaction resulted in a gain on disposal of investments (extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

25. INCOME TAXES:

(1) Income taxes and deferred income taxes as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Income before income taxes	₩ 1,114,971	₩2,288,247
Adjustments:		
Permanent differences	14,699	5,093
Temporary differences	(79,900)	(44,075)
	(65,201)	(38,982)
Taxable income	1,049,770	2,249,265
Tax rate (%)	28.0	28.0
Tax calculated on taxable income	293,923	629,782

Other deduction and credits	(60,913)	(63,255)
Tax Payable	233,010	566,527
Surtax	35,130	71,154
Income taxes currently payable	268,140	637,681
Decrease in deferred income tax assets	27,512	13,575
Income taxes	₩ 295,652	₩ 651,256

(2) Deferred income tax assets as of December 31, 2001 and 2000 are as follows (won in millions).

Year	Accumulated temporary differences	Tax rate (%)	Deferred income tax assets
2001	₩ 263,906	29.7	₩ 78,380
2000	₩ 336,594	30.8	₩ 103,671

26. STOCK OPTIONS:

(1) On July 23, 2001, the Company granted stock options to the executive officer of the Company in accordance with a stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

Grant date	Number of Grantees	Exercise price/share	Number of shares	Exercise period	Method
July 23, 2001	38	₩98,400	498,000 (0.52% of total common stock issued)	July 24,2004 ~ July 23, 2008	Cash or stock compensation for the difference between exercise price and fair market value of the option

(2) The Company applied the internal value approach method to calculate compensation cost related to the stock options and ₩1,790 million of compensation cost was recorded for the year ended December 31,2001 and ₩6,278 million of compensation costs are to be recorded for the future periods, respectively.

27. RELATED PARTY TRANSACTIONS:

(1) Amounts due from related parties as of December 31, 2001 and 2000 are as follows (won in millions):

	2001				2000
Related party	Trade receivables	ther current assets	Other assets	Total	Total
POSEC	₩ -	₩ 34	₩ 45,526	₩ 45,560	₩ 32,557
POSTEEL	183,599	46	-	183,645	203,918
Pohang Steel Co.	30,267	-	-	30,267	48,510
POSCON	-	2	6,959	6,961	5,646
POSCO Machinery & Engineering	-	5	2,420	2,425	2,575
POSVEN(*)	-	-	172,996	172,996	-

Changwon Steel and others	1,602	4	1,691	3,297	4,911
	₩ 215,468	₩ 91	₩ 229,592	₩ 445,151	₩ 298,117

(*) See the Notes 23 and 28

(2) Payables to related parties as of December 31, 2001 and 2000 are as follows (won in millions):

	2001				2000
Related party	Trade payable	Accounts Payable, other	Others	Total	Total
POSCO M&E	₩ 436	₩ 6,095	₩ 286	₩ 6,817	₩ 15,001
POSCO Machinery	-	8,529	33	8,562	13,369
POS-AC	-	188	306	494	1,015
POSEC	-	57,452	2,493	59,945	70,381
POSTEEL	-	13	2	15	153
POSCON	-	12,521	21	12,542	26,319
POSDATA	9,157	8,547	626	18,330	23,515
POSA and others	22,150	5,476	9,303	36,929	66,903
	₩ 31,743	₩ 98,821	₩ 13,070	₩ 143,634	₩ 216,656

(3) **Transactions with related parties for the years ended December 31, 2001 and 2000 are as follows (won in millions):**

Transaction	2001	2000
Sales:		
Domestic	₩ 1,852,898	₩ 2,025,168
Overseas	220,935	278,607
Purchases:		
Domestic	1,277,406	743,324
Overseas	315,315	359,950
Other income	1,673	3,124

28. CONTINGENCIES:

(1) As of December 31, 2001, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows (won in millions):

Purpose	Company	Lead Financial institution	Amount
Related parties:			
Bonds and others	Changwon Steel	Sumitomo Bank	₩ 772
Operating Fund	POSAM	Bank of America and others	99,458
Borrowings	POSINVEST	Bank of America and others	94,731
Others	KOBRASCO, etc.	Citibank and others	87,777
Sub-total			282,738
Others:	SUS, etc.	J-EXIM and others	27,400
Total			₩ 310,138

(2) As of December 31, 2001, the Company has provided 1 blank promissory notes to Bank of China for outstanding loans.

(3) As discussed in Note 23, on June 19, 2001, the Company paid ₩138,107 million of guaranteed long-term debt on behalf of POSVEN, an affiliate owned 40% by the Company. This payment represented the 40% of the total long-term debt of POSVEN guaranteed by the Company. The payment has been recorded as a receivable from POSVEN and included in other assets, net of an allowance for doubtful accounts of ₩69,054 million, representing managements' estimate of the amount which will be ultimately collected from POSVEN. On July 20, 2001, an additional payment of ₩69,778 million was due, representing the 20% of the total long-term debt guaranteed by the Raytheon Company (Raytheon), a 20% shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. The Company and Raytheon disagree as to which company is responsible for the payment of ₩69,778 million and agreed that each would pay half of the amount due until the dispute is resolved. The Company, therefore, made a payment of ₩34,889 million which also has been recorded as a receivable from POSVEN and included in other assets, without any allowance for doubtful accounts. Should the dispute be resolved in Raytheon's favor, the Company may be required to reimburse Raytheon for its ₩34,889 million debt payment made on behalf of POSVEN. In addition to the amounts included in other assets, the Company has an investment in POSVEN of ₩84,607 million including ₩69,054 million of equity in earnings of affiliates as disclosed in Note 23, which is included in investments. Management is unable to determine the ultimate effect on the Company's financial position and results of operations from the resolution of the dispute, the collection of amounts due from POSVEN, or the realization of its investment in POSVEN and, therefore, no adjustments have been made in the accompanying non-consolidated financial statements.

29. REGIONAL INFORMATION:

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea. Regional financial and operating results as of and for the year ended December 31, 2001 are as follows (won in millions):

(1) Regional Major Products

	Pohang Mill	Kwangyang Mill
Major Facilities:		
Hot Roll	HR, HR Sheet	HR coil, HR Sheet
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	-
Electric iron	Electric iron coil	-
Stainless	STS HR Coil, etc	-
Half-finished goods	Slab, Bloom	Slab
Major Facilities:		
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel Manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2 HR	1~3 HR, Mini mill
Cold Roll	1~2 CR	1~4 CR
Others	HR, Steel plate, STS and etc.	-
Number of employees	9,515	7,298

-20-

(2) Regional financial status as of and for the years ended December 31, 2001 and 2000 are as follows (won in millions):

2001	Pohang	Kwangyang	Total
Sales(*):			
Domestic	₩ 4,920,121	₩ 3,276,838	₩ 8,196,959
Overseas	1,155,111	1,727,544	2,882,655
Total	₩ 6,075,232	₩ 5,004,382	₩ 11,079,614

Fixed assets:			
Tangible assets(**)	₩ 4,141,212	₩ 4,870,730	₩ 9,011,942
Intangible assets	221,486	105,035	326,521
Total	₩ 4,362,698	₩ 4,975,765	₩ 9,338,463
Depreciation (**)	₩ 516,510	₩ 634,419	₩ 1,150,929

Sales(*):			
Domestic	₩ 5,193,043	₩ 3,537,272	₩ 8,730,315
Overseas	1,143,491	1,818,699	2,962,190
Total	₩ 6,336,534	₩ 5,355,971	₩ 11,692,505
Fixed assets:			
Tangible assets(**)	₩ 3,696,914	₩ 5,118,500	₩ 8,815,414
Intangible assets	205,395	97,404	302,799
Total	₩ 3,902,309	₩ 5,215,904	₩ 9,118,213
Depreciation (**)	₩ 476,702	₩ 653,007	₩ 1,129,709

(*) Consists of steel products excluding inter-plant transactions between the two plants.
(**) Represents book value excluding Tokyo office.

30. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:

The Board of Directors' meeting held on December 22, 2001, approved the acquisition of an additional 35.7 percent or 2,109 thousand shares of Posrec's stock. The acquisition is expected to take place during 2002, with a payment of ₩23,849 million.

31. SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:

The accounts and amounts needed for calculation of value added for the years ended December 31, 2001 and 2000 are as follows (won in millions):

Name of account	2001	2000
Labor cost and salaries	₩ 565,175	₩ 527,785
Provision for severance indemnities	60,552	205,997
Employee welfare	280,945	264,339
Rent	25,048	3,106
Depreciation	1,151,971	1,129,969
Taxes and dues	27,494	26,253
Total	₩ 2,111,185	₩ 2,157,449

32. ADHERENCE TO PROTECTION OF ENVIRONMENT:

The Company has been qualified as an 'Environmentally Friendly' company by the government and has held the ISO 14001 certificate since 1996. The Company has invested ₩111,176 million, or 9.1 percent and ₩50,081 million, or 4.1 percent of total facility investment, in environmental facilities during the years ended December 31, 2001 and 2000, respectively.

33. TRAINING:

Training expenses incurred for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Overseas study	₩ 3,769	₩ 2,912
Training outsourced	2,812	2,082
Other	7,736	6,314
Total	₩ 14,317	₩ 11,308

34. EMPLOYEE WELFARE:

The Company operates and providing cafeteria, medical room, scholarship, health insurance, paid vacation, and other benefits for the welfare of its employees. The Company incurred ₩280,945 million and ₩264,339 million for employee welfare for the years ended December 31, 2001 and 2000, respectively.

35. UNCERTAINTIES OF THE DOMESTIC ECONOMIC SITUATION:

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian Financial Crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above. The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

POHANG IRON & STEEL CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH
AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Pohang Iron & Steel Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Pohang Iron & Steel Co., Ltd. and its subsidiaries (collectively referred to as the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of POSTEEL, and 26 other subsidiaries as of December 31, 2001 and 27 other subsidiaries as of December 31, 2000, respectively, identified in Note 1 to the consolidated financial statements, which statements reflect 17 percent and 18 percent of the total consolidated assets as of December 31, 2001 and 2000, and 28 percent and 32 percent of the total consolidated sales for the years ended, respectively. Those statements were audited by other auditors whose report have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations, consolidated changes in their stockholders' equity, and their consolidated cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.

As discussed in Note 1 (3) to the consolidated financial statements, the consolidated financial statements include the accounts of POSTECH Venture Capital Co., Ltd. and POSCO Investment Co., Ltd. in accordance with the requirements of the working rules for consolidated financial statements, which require the inclusion of financial subsidiaries in the consolidated financial statements. Pos-Energy Co., Ltd, which was liquidated during 2001, and Zhangjiagang POSCO Coated Steel Co., Ltd. which was merged into Zhangjiagang Pohang Stainless Steel Co., Ltd., were excluded from the consolidated financial statements for the year ended December 31, 2001.

As discussed in Note 2 (10) to the consolidated financial statements, the Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characteristics of furnaces. This resulted in an increase in net income of ₩59,108 million for the year ended December 31, 2001.
As discussed in Note 23 to the consolidated financial statements, the Company transferred its existing 25.26 percent of Shinsegi Telecomm's stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. The Company acquired its initial shares in Shinsegi in 1994. The application of the average cost basis on this transaction resulted in a gain on disposal of investments (extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

As discussed in Note 2 (9) to the consolidated financial statements, the Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000 for Pohang Iron & Steel Co., Ltd. and October 16, 2000 for 10 subsidiaries, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16 or October 15, 2000, as applicable, if their severance payment is equal to or less than ₩50 million each. Under the previous method, employees had received 1.6 months' salary for each year of employment. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16 or October 15, 2000, as applicable, was estimated to be ₩1,530,077 million, of which ₩446,531 million and ₩1,083,546 million were paid in 2001 and 2000, respectively.

As discussed in Note 30 to the consolidated financial statements, in accordance with the Government's Privatization Policy for Pohang Iron & Steel Co., Ltd. on October 4, 2000, Pohang Iron & Steel Co., Ltd. issued the seventh American Depository Receipts ("ADR") as a disposition of 4.60 percent, or 4,438 thousand shares, out of 6.84 percent, or 6,599 thousand shares, owned by the Korea Development Bank. The remaining 2.24 percent, or 2,161 thousand shares, owned by the Korea Development Bank was acquired by Pohang Iron & Steel Co., Ltd. as treasury stock, thereby completing the privatization of Pohang Iron & Steel Co., Ltd.

Without qualifying our opinion, we draw attention to Note 31 to the consolidated financial statements which states that the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

Anjin & Co

Seoul, Korea
February 8, 2002

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2000 AND 1999

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
ASSETS				
	(In millions)		(In thousands)	
Current Assets:				
Cash and cash equivalents (Note 6)	₩ 403,971	₩ 880,171	$ 307,553	$ 670,096
Short-term financial instruments	427,362	437,382	325,361	332,989
Marketable securities	530,403	956,476	403,809	728,189
Accounts receivable, net of allowance for doubtful accounts and present value discount (Notes 3 and 6)	1,585,704	1,931,981	1,207,236	1,470,865
Inventories (Note 4)	1,737,251	1,911,643	1,322,612	1,455,381
Other current assets	276,245	188,798	210,312	143,737
Total current assets	4,960,936	6,306,451	3,776,883	4,801,257
Investments (Note 5):				
Affiliated companies	224,033	242,706	170,562	184,778
Other investments	2,736,416	2,147,825	2,083,301	1,635,192
Total investments	2,960,449	2,390,531	2,253,863	1,819,970
Property, Plant and Equipment (Notes 6, 22 and 27):				
Land	1,262,839	1,271,877	961,431	968,311
Buildings and structures	4,659,996	4,459,954	3,547,770	3,395,473
Machinery and equipment	17,310,023	16,440,891	13,178,548	12,516,856
Transportation equipment	150,636	142,101	114,683	108,185
Furniture and tools	428,443	388,629	326,184	295,873
Construction in progress (Note 22)	1,534,271	1,590,875	1,168,078	1,211,173
	25,346,208	24,294,327	19,296,694	18,495,871
Less: accumulated depreciation	(14,745,442)	(13,758,191)	(11,226,069)	(10,474,450)
Net property, plant and equipment	10,600,766	10,536,136	8,070,625	8,021,421
Other Assets (Notes 7 and 20)	883,183	913,557	672,389	695,513
Total assets	₩ 19,405,334	₩ 20,146,675	$ 14,773,760	$ 15,338,161

(continued)

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2000 AND 1999

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY	(In millions)		(In thousands)	
Current Liabilities:				
Short-term borrowings (Note 8)	₩ 718,054	₩ 1,388,427	$ 546,672	$ 1,057,044
Current maturities of long-term debt, net (Note 9)	1,403,831	1,400,030	1,068,771	1,065,877
Trade accounts and notes payable	509,563	679,322	387,943	517,185
Accounts payable, other	163,791	621,273	124,698	472,991
Advance receipts from customers	156,248	116,034	118,956	88,340
Accrued expenses	280,772	400,925	213,759	305,234
Income taxes payable	143,651	430,872	109,365	328,033
Dividends payable (Note 13)	166,151	166,522	126,495	126,778
Other current liabilities	76,857	143,426	58,513	109,193
Total current liabilities	3,618,918	5,346,831	2,755,172	4,070,675
Long-term Liabilities:				
Long-term debt, net of current maturities and discount on debentures issued (Note 9)	4,235,457	4,159,419	3,224,558	3,166,669
Other Liabilities:				
Reserve for repairs (Note 2)	1,020,640	974,362	777,039	741,806
Accrued severance indemnities, net of national pension fund and severance insurance deposits (Note 2)	68,845	32,493	52,413	24,737
Other long-term liabilities (Note 10)	110,686	75,271	84,268	57,305
Total liabilities	₩ 9,054,546	₩ 10,588,376	$ 6,893,450	$ 8,061,192

(continued)

POHANG IRON & STEEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECMEBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
Stockholders' Equity:				
Common stock (Note 11)	₩ 482,403	₩ 482,403	$ 367,265	$ 367,265
Capital surplus (Note 12)	3,859,030	3,860,756	2,937,975	2,939,289
Retained earnings (deficit):				
Appropriated (Note 13)	6,916,391	6,600,194	5,265,619	5,024,891
Unappropriated	49,797	(4,724)	37,912	(3,597)
	6,966,188	6,595,470	5,303,531	5,021,294
Capital adjustments (Note 14):				
Treasury stock	(1,185,404)	(1,470,903)	(902,477)	(1,119,834)
Foreign-based operations translation adjustment	138,937	146,232	105,776	111,330
Unrealized losses on investments in equity securities	(79,172)	(215,264)	(60,276)	(163,886)
Other capital adjustments:	633	(18)	484	(14)
	(1,125,004)	(1,539,953)	(856,493)	(1,172,404)
Minority Interests:				
Common stock	142,010	139,716	108,116	106,369
Capital surplus and retained earnings	26,161	19,907	19,916	15,156
	168,171	159,623	128,032	121,525
Total stockholders' equity	10,350,788	9,558,299	7,880,310	7,276,969
Total liabilities and stockholders' equity	₩ 19,405,334	₩ 20,146,675	$ 14,773,760	$ 15,338,161

The accompanying notes to consolidated financial statements are an integral part of these statements.

POHANG IRON & STEEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions, except per share amount)		(In thousands, except per share amount)	
Net sales (Note 27)	₩ 13,121,097	₩ 13,776,214	$ 9,989,415	$ 10,488,172
Cost of goods sold (Notes 15 and 27)	10,679,735	10,751,648	8,130,746	8,185,495
Gross profit	2,441,362	3,024,566	1,858,669	2,302,677
Selling, general and administrative expenses (Notes 16, 25 and 27)	854,069	718,103	650,223	546,710
Operating income	1,587,293	2,306,463	1,208,446	1,755,967
Other income (expenses):				
Interest income	127,154	131,940	96,805	100,449
Interest expense (Note 17)	(450,547)	(463,614)	(343,012)	(352,961)
Equity in earnings (losses) of affiliates, net (Note 21)	(23,961)	9,267	(18,242)	7,055
Foreign exchange transaction and translation gains (losses), net (Note 2)	(10,276)	(173,044)	(7,823)	(131,743)
Donations (Notes 2 and 19)	(83,195)	(448,847)	(63,339)	(341,718)
Marketable securities valuation gains, net	11,486	10,847	8,744	8,258
Inventory valuation losses	(21,231)	(3,570)	(16,164)	(2,718)
Gain on disposal of investments, net	449	29,216	342	22,242
Loss on disposal of property, plant and equipment, net	(14,574)	(19,589)	(11,095)	(14,913)
Other, net (Note 18)	52,075	5,591	39,646	4,257
	(412,620)	(921,803)	(314,138)	(701,792)
Ordinary income	1,174,673	1,384,660	894,308	1,054,175
Extraordinary income, net (Note 23)	-	946,421	-	720,534
Earnings before income taxes and minority interests	1,174,673	2,331,081	894,308	1,774,709
Income taxes (Note 24)	337,463	688,731	256,919	524,348
Earnings before minority interests	837,210	1,642,350	637,389	1,250,361
Minority interests in earnings of consolidated subsidiaries, net	8,469	(8,683)	6,447	(6,610)
Net earnings	₩ 845,679	₩ 1,633,667	$ 643,836	$ 1,243,751
Earnings per share of common stock (Note 2)	₩ 10,366	₩ 19,131	$ 7.89	$ 14.56

The accompanying notes to consolidated financial statements are an integral part of these statements.

POHANG IRON & STEEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDRS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Korean Won (In millions)

	Common Stock	Capital Surplus	Retained Earnings	Capital Adjustments	Minority Interests	Total
Balance at January 1, 2000	₩ 482,403	₩ 3,799,991	₩ 5,193,185	₩ (396,829)	₩ 121,333	₩ 9,200,083
Net earnings for 2000	-	-	1,633,667	-	-	1,633,667
Effect of change from consolidated subsidiaries	-	-	9,454	592	2,569	12,615
Effect of change from affiliate companies	-	-	(48,146)	413	-	(47,733)
Capital injection of consolidated subsidiaries	-	5,197	-	-	26,501	31,698
Asset revaluation of consolidated subsidiaries	-	60,954	-	-	-	60,954
Interim dividends (Note 13)	-	-	(44,807)	-	-	(44,807)
Dividends	-	-	(162,886)	-	(1,949)	(164,829)
Purchase of treasury stock (Note 11)	-	-	-	(996,952)	-	(996,952)
Capital adjustments-other	-	-	-	(147,217)	-	(147,217)
Other	-	(5,386)	14,997	40	11,169	20,820
Balance at December 31, 2000	₩ 482,403	₩ 3,860,756	₩ 6,595,470	₩ (1,539,953)	₩ 159,623	₩ 9,558,299
Balance at January 1, 2001	₩ 482,403	₩ 3,860,756	₩ 6,595,470	₩ (1,539,953)	₩ 159,623	₩ 9,558,299
Net earnings for 2001	-	-	845,679	-	-	845,679
Effect of change from consolidated subsidiaries	-	-	3,333	-	7	3,340
Capital injection of consolidated subsidiaries	-	-	-	-	1,190	1,190
Interim dividends (Note 13)	-	-	(40,988)	-	(6,788)	(47,776)
Dividends	-	-	(163,248)	-	(1,305)	(164,553)
Retirement of treasury stock (Note 14)	-	-	(290,071)	290,071	-	-
Capital adjustments-other	-	-	-	128,779	15,160	143,939
Other	-	(1,726)	16,013	(3,901)	284	10,670
Balance at December 31, 2001	₩ 482,403	₩ 3,859,030	₩ 6,966,188	₩ (1,125,004)	₩ 168,171	₩ 10,350,788

(continued)

POHANG IRON & STEEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDRS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Translation into U.S. Dollars (Note 2) (In thousands)

	Common Stock	Capital Surplus	Retained Earnings	Capital Adjustments	Minority Interests	Total
Balance at January 1, 2000	$ 367,265	$ 2,893,027	$ 3,953,700	$ (302,116)	$ 92,374	$ 7,004,250
Net earnings for 2000	-	-	1,243,751	-	-	1,243,751
Effect of change from consolidated subsidiaries	-	-	7,197	451	1,956	9,604
Effect of change from affiliate companies	-	-	(36,654)	314	-	(36,340)
Capital injection of consolidated subsidiaries	-	3,957	-	-	20,175	24,132
Asset revaluation of consolidated subsidiaries	-	46,406	-	-	-	46,406
Interim dividends	-	-	(34,113)	-	-	(34,113)
Dividends	-	-	(124,005)	-	(1,483)	(125,488)
Purchase of treasury stock	-	-	-	(759,004)	-	(759,004)
Capital adjustments-other	-	-	-	(112,079)	-	(112,079)
Other	-	(4,101)	11,418	30	8,503	15,850
Balance at December 31, 2000	$ 367,265	$ 2,939,289	$ 5,021,294	$ (1,172,404)	$ 121,525	$ 7,276,969
Balance at January 1, 2001	$ 367,265	$ 2,939,289	$ 5,021,294	$ (1,172,404)	$ 121,525	$ 7,276,969
Net earnings for 2001	-	-	643,836	-	-	643,836
Effect of change from consolidated subsidiaries	-	-	2,537	-	5	2,542
Capital injection of consolidated subsidiaries	-	-	-	-	906	906
Interim dividends	-	-	(31,205)	-	(5,168)	(36,373)
Dividends	-	-	(124,285)	-	(993)	(125,278)
Retirement of treasury stock	-	-	(220,838)	220,838	-	-
Capital adjustments-other	-	-	-	98,043	11,542	109,585
Other	-	(1,314)	12,192	(2,970)	215	8,123
Balance at December 31, 2001	$ 367,265	$ 2,937,975	$ 5,303,531	$ (856,493)	$ 128,032	$ 7,880,310

The accompanying notes to consolidated financial statements are an integral part of these statements.

POHANG IRON & STEEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
Cash flows from operating activities:				
Net earnings	₩ 845,679	₩ 1,633,667	₩ 643,836	₩ 1,243,751
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation of property, plant and equipment	1,257,633	1,193,943	957,467	908,978
Amortization of intangibles, net	49,551	36,580	37,724	27,849
Reserve for bad debt provision	10,951	33,294	8,337	25,348
Provision for repairs	46,278	137,362	35,233	104,577
Unrealized exchange losses, net	8,467	198,347	6,446	151,006
Provision for retirement and severance benefits	86,878	246,547	66,142	187,702
Marketable securities valuation gains, net	(11,486)	(10,847)	(8,744)	(8,258)
Loss on valuation of derivatives, net	7,586	34,081	5,775	25,946
Gain on disposal of marketable securities and investments, net	(42,334)	(98,153)	(32,230)	(74,726)
Loss on disposal of property, plant and equipment, net	14,574	19,589	11,095	14,914
Impairment loss on fixed assets	53,951	49,814	41,074	37,925
Equity in earnings of affiliates	23,961	(9,267)	18,242	(7,055)
Extraordinary income	-	(956,583)	-	(718,699)
Minority interests in earnings of consolidated subsidiaries	(8,469)	8,683	(6,448)	6,610
Other adjustments	46,212	31,728	35,184	14,585
Total adjustments	1,543,753	915,118	1,175,297	696,702
Decrease in accounts receivable	367,157	163,511	279,526	124,485
Decrease (increase) in inventories	173,755	(230,762)	132,284	(175,685)
Decrease (increase) in other current assets	41,307	(37,077)	31,448	(28,227)
Decrease in deferred income tax assets	12,346	20,820	9,399	15,851
Decrease (increase) in other assets	6,293	(60,538)	4,791	(46,089)
Decrease in trade accounts and notes payable	(170,118)	(110,347)	(129,515)	(84,010)
Increase (decrease) in accounts payable, other	(453,022)	40,726	(344,897)	31,006
Increase (decrease) in withholdings	4,708	(7,012)	3,584	(5,339)
Decrease in income taxes payable	(280,363)	(26,859)	(213,447)	(20,449)
Increase (decrease) in other current liabilities	(171,056)	55,467	(130,229)	42,228
Decrease (increase) in group severance insurance deposits	(189)	736,727	(143)	560,889
Payment of severance indemnities	(9,168)	(1,088,159)	(6,980)	(828,442)
Decrease in other long-term liabilities	(2,277)	(9,340)	(1,734)	(7,111)
Other, net	676	58,566	515	44,588
Net cash provided by operating activities	₩ 1,909,481	₩ 2,054,508	₩ 1,453,735	₩ 1,564,148

(continued)

POHANG IRON & STEEL CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 2)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
Cash flows from investing activities:				
Decrease in marketable securities	₩ 9,058,501	₩ 11,375,253	₩ 6,896,461	₩ 8,660,261
Increase in marketable securities	(8,582,000)	(11,041,246)	(6,533,689)	(8,405,973)
Decrease in short-term financial instruments	3,640,112	3,687,669	2,771,307	2,807,513
Increase in short-term financial instruments	(3,624,179)	(3,671,484)	(2,759,177)	(2,795,192)
Decrease in short-term loans, net	5,710	16,195	4,347	12,330
Decrease (increase) in long-term loans, net	(7,210)	130,923	(5,489)	99,675
Additions to property, plant and equipment	(1,495,961)	(874,271)	(1,138,912)	(665,604)
Disposition of property, plant and equipment	35,175	43,075	26,780	32,794
Decrease in investments	139,159	1,806,450	105,945	1,375,295
Increase in investments	(661,248)	(2,172,650)	(503,424)	(1,654,092)
Increase in intangibles	(97,547)	(119,851)	(74,265)	(91,245)
Other, net	27,614	20,227	21,023	15,399
Net cash provided by investing activities	(1,561,874)	(799,710)	(1,189,093)	(608,839)
Cash flows from financing activities:				
Dividends paid	(228,736)	(239,732)	(174,142)	(182,514)
Increase (decrease) in short-term borrowings, net	(656,673)	177,666	(499,941)	135,261
Proceeds from long-term debt	1,450,904	1,683,754	1,104,609	1,281,884
Payments on long-term debt	(1,383,936)	(1,544,036)	(1,053,625)	(1,175,513)
Purchase of treasury stock	(26,522)	(1,003,873)	(20,192)	(764,273)
Other, net	21,334	39,198	16,241	29,842
Net cash provided by financing activities	(823,629)	(887,023)	(627,050)	(675,313)
Increase (decrease) from change of consolidated subsidiaries	(178)	(5,641)	(135)	(4,294)
Increase (decrease) in cash and cash equivalents	(476,200)	362,134	(362,543)	275,702
Cash and cash equivalents at beginning of year	880,171	518,037	670,096	394,394
Cash and cash equivalents at end of year	₩ 403,971	₩ 880,171	₩ 307,553	₩ 670,096

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. GENERAL:

(1) The Company

Pohang Iron & Steel Co., Ltd. (the "Company") was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,000 thousand tons: 12,200 thousand tons at the Pohang mill and 15,800 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and five liaison offices overseas.

As of December 31, 2001, Industrial Bank of Korea, Pohang University of Science and Technology, foreign investors, and employees own 3.12 percent, 3.24 percent, 62.01 percent and 0.05 percent of the Company's stock, respectively. The remaining shares are owned by the public.

(2) Consolidated Subsidiaries

The consolidated financial statements include the accounts of POSCO and its controlled subsidiaries (collectively referred to as the "Company"). Controlled subsidiaries include majority owned entities and entities of which POSCO owns more than 30 percent of the total outstanding voting stock and is the largest shareholder, except for controlled subsidiaries in the first year of existence. The ownership percentages disclosed in the following table relate to the period that such entities were consolidated.

Subsidiaries	Year control was obtained	Ownership percentage (%) (*) 2001	2000	Primary business
Domestic:				
POSCO Engineering & Construction Co., Ltd. (POSEC)	1994	97.4	97.4	Engineering and construction
POSTEEL Co., Ltd.	1994	95.3	95.3	Steel sales and services
POSCON Co., Ltd.	1979	96.8	96.8	Electric control devices manufacturing
Pohang Steel Co., Ltd.	1998	95.2	100.0	Coated steel manufacturing
POSCO Machinery & Engineering Co., Ltd.	1991	100.0	100.0	Steel work maintenance
POSDATA Co., Ltd.	1989	64.99	64.99	Computer hardware and Software distribution
POSCO Research Institute	1994	99.4	99.4	Economic research and consulting
Seung Kwang Co., Ltd.	1993	94.4	94.4	Athletic facilities operation

POS-AC Co., Ltd.	1996	100.0	100.0	Architecture and consultant
Changwon Specialty Steel Co., Ltd.	1997	99.1	99.1	Specialty steel manufacturing
POSCO Machinery Co., Ltd.	1999	100.0	100.0	Machinery installation
POSTECH Venture Capital Co. Ltd. – see (3)	2000	95.0	95.0	Investment in venture companies
Pos-Energy Co., Ltd. – see (3)	1997	-	99.9	Distribution of energy

Subsidiaries	Year control was obtained	Ownership percentage (%) 2001	2000	Primary business
Foreign:				
Pohang Steel America Corp. (POSAM)	1984	99.9	99.9	Steel trading
Pohang Steel Australia Pty., Ltd. (POSA)	1981	100.0	100.0	Coal mining
Pohang Steel Canada Ltd. (POSCAN)	1982	95.3	95.3	Coal mining
POSCO Asia Co., Ltd. (POA)	1985	100.0	100.0	Steel trading
POSCO International Osaka, Inc. (PIO)	1988	95.3	95.3	Steel trading
VSC-POSCO Steel Corp. (VPS)	1994	39.8	39.8	Steel manufacturing
POSMETAL Co., Ltd.	1994	47.7	47.7	Steel service center
Shanghai POSEC Real Estate Development Co., Ltd.	1996	97.4	97.4	Real estate rental
IBC Corporation.	1996	58.5	58.5	Real estate rental
POS-Tianjin Coil Center Co., Ltd.	1996	67.2	67.2	Steel service center
DALIAN POSCO —CFM Coated Steel Co., Ltd.	1996	54.3	54.3	Coated steel manufacturing
POSLILAMA Steel Structure Co., Ltd.	1996	68.0	68.0	Steel structure fabrication and sales
Zhangjiagang Pohang Stainless Steel Co., Ltd. – see (3)	1997	82.5	80.0	Stainless steel manufacturing
SHUNDE Pohang Coated Steel Co., Ltd.	1997	90.8	90.0	Coated steel manufacturing
POS-THAI Steel Service Center Co., Ltd.	1997	61.4	61.4	Steel service center
POSCO Venezuela Compania Anonima (POSVEN)	1997	59.3	59.3	Hot bricketted iron manufacturing
Zhangjiagang POSHA Steel Port Co., Ltd.	1998	76.4	76.4	Depot service
Myanmar Posco Steel Co., Ltd.	1998	70.0	70.0	Steel manufacturing
POSCO Investment Co., Ltd. – see (3)	2000	100	100	Finance

Zhangjiagang POSCO Coated Steel Co., Ltd. – see (3)	1997	-	90.0	Coated steel manufacturing
POSVINA – see (4)	1992	50.0	50.0	Coated steel manufacturing
MIDUS Information Technologic Co., Ltd. – see (4)	2000	25.3	46.3	Software
Cognotec Korea Co., Ltd. – see (4)	2001	26.0	-	Software
PT. KS-POSCO – see (4)	1996	40.0	40.0	Minimill
PT. POSNESIA Stainless Steel Industry – see (4)	1997	70.0	70.0	Stainless steel sales
POSEC-HAWAII Inc. – see (4)	1996	97.4	97.4	Construction and rent
POSEC-Europe, Ltd. – see (4)	1996	-	97.4	Engineering

(*) Ownership percentage is the sum of direct and indirect ownership. All significant intercompany balances and transactions have been eliminated in consolidation.

(3) The consolidated financial statements include the accounts of POSTECH Venture Capital Co., Ltd. and POSCO Investment Co., Ltd. in accordance with the requirements of the working rules for consolidated financial statements, which require the inclusion of financial subsidiaries in the consolidated financial statements. Pos-Energy Co., Ltd., which was liquidated during 2001, and Zhangjiagang POSCO Coated Steel Co., Ltd., which was merged into Zhangjiagang Pohang Stainless Steel Co., Ltd., were excluded from the consolidated financial statements for the year ended December 31, 2001.

(4) POSVINA, MIDUS Information Technologic Co., Ltd. and Cognotec Korea Co., Ltd., of which total assets were less than ₩ 7 billion, PT. KS-POSCO, PT. POSNESIA Stainless Steel Industry and POSEC-HAWAII Inc., which were in the liquidation process or which had been dormant for over one year, were excluded from the consolidated financial statements. POSEC-Europe, Ltd. has been completed for its liquidation process during 2001. Total assets of the excluded subsidiaries represented 0.08 percent of consolidated assets of as of December 31, 2001 and 0.07 percent of revenues and 0.14 percent of net income for the year ended December 31, 2001. Amounts as of and for the year ended December 31, 2000 were also insignificant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Basis of Consolidated Financial Statements Presentation

POSCO and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are not intended for use by for those who are not informed about Korean accounting principles and practices.

The consolidated financial statements are expressed in Korean won and, solely for the convenience of the reader, these consolidated financial statements have been translated into United States dollars at the rate of ₩1,313.5 to US$1, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. These convenience translations into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

For the convenience of the reader, the accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the statutory Korean language financial statements. Some supplementary information included in the statutory Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying consolidated financial statements.

(2) Revenue Recognition

Revenues are recognized generally when products are shipped or services are provided to customers, the sales price is fixed and determinable, and collectibility is reasonably assured. Costs associated with revenues, including shipping and other transportation costs, are recorded in cost of goods sold.

- Steel and trading: Revenue is generally recognized when products are shipped which is also when title generally transfers to the customers.

- All other: Revenue from construction and machinery installation is recognized using the percentage-of-completion method based on the ratio of actual costs incurred to the total estimated cost to complete. Revenues from consulting and other services are generally recognized when the service is provided to the customer. Revenues from mining operations are recognized at the time of shipment.

(3) Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

(4) Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined by the moving average cost method except for materials-in-transit, for which cost is determined using the specific identification method.

(5) Marketable Securities and Investment securities

Marketable Securities

Marketable equity and debt securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

Investment Securities

(a) Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed security) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment that are in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

The investment in the Stock Market Stabilization Fund ("SMSF") is stated at fair value with the valuation gain or loss credited or charged to current operations. The stocks distributed by SMSF are recorded as trading or securities held for investment at fair value and treated as a return of investment. Cash distributed by SMSF as dividends or as a return of investment equity are also treated as a return of investment.

(b) Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

- All held-to-maturity investment debt securities if some portion was sold during the current period
- Securities obliged to be sold before maturity by legal regulations
- Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(c) Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss, except for gain or loss on valuation of investment equity in SMSF, is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(d) Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows: For marketable equity securities and available for sale debt securities the recovery is recorded in capital adjustment. For unlisted equity securities and held to maturity debt securities the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(e) Reclassification of Securities

If the Company's objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

(6) Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for upward revaluations in accordance with the Asset Revaluation Law, which had been effective until December 31, 2000. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property, plant and equipment.

The Company capitalizes interest costs, discount expenses and other financial charges, including certain foreign exchange translation gains and losses on the borrowings associated with the manufacture, purchase, or construction of property, plant and equipment, incurred prior to completing the acquisition, as part of the cost of such assets .

When the book value of an asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a sharp decline in market value, and the amount is material, the impairment of assets is recognized in the balance sheet and the asset is recognized at reduced value and the resulting impairment loss charged to current operations.

The estimated useful lives of each category of property, plant and equipment are as follows:

Buildings and structures	20~40	years
Machinery and equipment	4~10	years
Transportation equipment	4~5	years
Furniture and tools	4~5	years

(7) Intangible Assets

Intangible assets including ERP system cost, goodwill and the rights to use dockyards and other property are stated at cost, net of accumulated amortization computed using the straight-line method over the useful lives ranging from 4 to 20 years, of the related assets, as prescribed in the Corporate Income Tax Law of Korea.

The Company charges substantially all research costs to expense as incurred. The Company incurred research and development costs of ₩187,221 million and ₩181,656 million in the years ended December 31, 2001 and 2000, respectively.

(8) Discounts on Debentures

Discounts on debentures issued are amortized over the redemption period of the debenture using the effective-interest rate method. Amortization of discounts is recognized as interest expense.

(9) Consolidation Adjustments

The difference between POSCO's investment account and the corresponding share of stockholders' equity of a subsidiary is recorded as positive or negative goodwill, and is included in other assets. Positive and negative goodwill is amortized by the straight-line method over a period not exceeding five years. Positive and negative goodwill of ₩12,953 million and ₩ 1,298 million, respectively, at December 31, 2001 and positive goodwill and negative goodwill of ₩22,362 million and ₩5,004 million, respectively, at December 31, 2000 are included in other assets.

(10) Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with POSCO or its subsidiaries, based on their length of service and rate of pay at the time of termination. The Company placed deposits, classified as other assets, with insurance companies totaling ₩479 million and ₩291 million at December 31, 2001 and 2000, respectively, to be used for the payment of severance liabilities. Subsequent provisions are funded at the discretion of the Company.

The Company and the employees must transfer a certain portion of monthly pay to the National Pension Fund in accordance with the National Pension Law of Korea. The amount transferred will reduce the accrued severance indemnities payable to the employees. Such payments of ₩ 2,220 million and ₩2,618 million as of December 31, 2001 and 2000, respectively, are presented as a deduction from accrued severance indemnities.

The Company has entered into a severance insurance plan with Kyobo Life Insurance Co., Ltd. and others in accordance with the Labor Standard Law promulgated in 2000. This plan, restricts severance payment directly to the eligible employees and directors, and meets the funding requirement for additional tax deduction purposes. The amounts funded under this severance insurance plan of ₩75,701 million and ₩33,018 million as of December 31, 2001 and 2000, respectively, is presented as a deduction from accrued severance indemnities.

The Company amended the method for calculating retirement and severance benefits which came into effect on May 17, 2000 for POSCO and October 16, 2000 for 10 subsidiaries, under which employees could elect to receive the entire amount of their severance payment accrued up to May 16, 2000 for POSCO and October 15, 2000 for other 10 subsidiaries, if their severance payment is equal to or less than ₩50 million each. Under the new calculation method, employees will receive as retirement and severance pay one-month's salary for each year of service. Under the old method, employees had received 1.6 month's salary for each year of employment. On this basis, the total amount of severance indemnities payable to eligible employees as of May 16 or October 15, 2000 for POSCO and other 10 subsidiaries was estimated to be ₩1,530,077 million, of which ₩446,531million and ₩1,083,546 million were paid in 2001 and 2000, respectively.

Changes in the liability for accrued severance indemnities for the years ended December 31, 2001 and 2000 are as follows:

	Korean Won (In millions)			
	2001		2000	
Balance at beginning of period	₩	68,129	₩	1,370,675
Provision		86,878		246,547
Payments		(9,168)		(1,088,159)
Other		927		(460,934)
		146,766		68,129
Cumulative transfer to National Pension Fund, net		(2,220)		(2,618)
Severance insurance deposits		(75,701)		(33,018)
Balance at end of period	₩	68,845	₩	32,493

In the years ended December 31, 2001 and 2000, special bonus payments equal to two and one-half months' salary and three and one-half months' salary, were made to all employees aggregating, ₩71,930 million and ₩97,500 million, respectively. The Company has no obligation to make future bonus payments.

(11) Reserve for Repairs

Allowance for special repairs is related to the Company's furnaces. Provisions for repairs are accrued annually, based on the replacement cost of such facilities, over the replacement cycles of the furnaces, and estimated future inflation rate. The reserve for repairs is ₩1,020,640 million and ₩974,362 million at December 31, 2001 and 2000, respectively.

The Company has changed its accounting estimate for the reserve for special repairs from furnace-specific to company-wide standards to more appropriately reflect the replacement cycles and characteristics of furnaces. This resulted in an increase in net income of ₩59,108 million for the year ended December 31, 2001.

(12) Foreign Currency Transactions and Translation

POSCO and its domestic subsidiaries maintain their accounting records in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated into Korean Won at ₩1,326.1 to US$1 and ₩1,259.7 to US$1, the market average rate of exchange, as determined by the Bank of Korea based on currency transactions occurring on the day immediately prior to the balance sheet date, as of December 31, 2001 and 2000, respectively. All foreign exchange translation gains and losses are generally recognized in current operations.

Foreign exchange gains (losses) for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
Foreign exchange transaction gains, net	₩	17,557	₩	25,303
Foreign exchange translation gains (losses), net		(27,833)		(198,347)
Foreign exchange transaction and translation gains (losses), net	₩	(10,276)	₩	(173,044)

Foreign currency assets and liabilities of the Company's overseas business branches and offices are translated at the exchange rate as of the balance sheet date and income and expenses translated at the weighted average rate of the reporting period. Gains or losses on translation are offset and the net amount is recognized as an overseas operations translation debit or credit in capital adjustments. Overseas operation translation credit or debit is treated as an extraordinary gain or loss upon closing the foreign branch or office.

(13) Donations

Approximately 44 percent and 76 percent of the donations for the years ended December 31, 2001 and 2000 were made to POSCO Educational Foundation, Pohang University of Science and Technology and the Pohang Steel Scholarship Society, which use such donations to operate various educational Institutions that engage in basic science and technology research.

(14) Income Taxes

The provision for income taxes is the corporate income tax and resident tax surcharges currently payable plus the change in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the enacted future actual tax rate in effect beginning January 1, 2002.

(15) Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deducting the income tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share was 81,580,331 shares and 85,393,600 shares for the years ended December 31, 2001 and 2000, respectively. Earnings per share of ₩10,366 in 2001 and ₩19,131 in 2000 were computed by dividing net income of ₩845,679 million in 2001 and ₩1,633,667 million in 2000, respectively, by the weighted average number of common shares outstanding during the periods.

(16) Derivative Instruments

From 1999, the Company has accounted for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purposes. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge, based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk, are reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(17) Revision of working rules for consolidated financial statements

The Company prepared its consolidated financial statements in accordance with the revised working rules for consolidated financial statements in the Republic of Korea effective for fiscal years beginning on January 1, 2000. The revised working rules for consolidated financial statements require, among other items, the inclusion of certain subsidiaries in the consolidation that had previously been excluded, the introduction of a consolidated statement of stockholders' equity, and the introduction of the purchase method and pooling of interest method of accounting for the treatment of the differences between the carrying value of investments and the corresponding equity ownership of the investees' stockholders' equity accounts upon elimination.

(18) Reclassification

Certain amounts of prior year's financial statements were reclassified to confirm to the current year's presentation.

3. ACCOUNTS RECEIVABLE:

Accounts receivable as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Accounts receivable-trade	₩ 1,358,415	₩ 1,138,397
Notes receivable-trade	146,541	619,356
Accounts receivable-other	108,261	195,976
Allowance for doubtful accounts	(27,513)	(21,748)
	₩ 1,585,704	₩ 1,931,981

Changes in allowance for doubtful accounts for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Beginning of period	₩ 21,748	₩ 33,423
Provision (see Note 16)	9,289	30,072
Write-offs	(3,524)	(41,747)
End of period	₩ 27,513	₩ 21,748

In January 1999, the receiver of Sammi Steel filed a lawsuit against the Company pleading that the assignment by Sammi Steel to the Company of certain receivables in the amount of ₩64,100 million be voided and returned for the benefit of all creditors of Sammi Steel. Shortly before it filed a petition for protection under the Korean Corporate Reorganization Law, Sammi Steel assigned the receivables to the Company as part payment of its obligations. On October 1, 1999, the trial court decided in favor of the receiver of Sammi Steel and ordered the Company to return the ₩64,100 million. On May 4, 2000, the Company entered into a settlement agreement with the receiver of Sammi Steel, which was approved by the court presiding over the reorganization of Sammi Steel. In accordance with the settlement agreement, the Company paid ₩82,320 million, which includes the original amount of the receivables assigned plus accrued interest, to Sammi Steel, which in turn will pay to the Company ₩64,100 million in installments over a ten-year period as part of the reorganization procedures of Sammi Steel. In connection with this, ₩3,200 million and ₩54,500 million are accounted for as trade receivables and long-term trade receivables, respectively, and 8.62 percent of discount rate is applied for the accounts, as of December 31, 2001, net of present value discount of ₩20,228 million and ₩23,442 million in 2001 and 2000, respectively.

4. INVENTORIES:

Inventories as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Finished goods	₩ 376,453	₩ 350,490
Semi-finished goods and work-in-process	396,200	508,784
Raw materials	372,060	429,192
Materials-in-transit	307,526	365,172
Other	285,012	258,005
	₩ 1,737,251	₩ 1,911,643

5. INVESTMENTS:

(1) Investments in affiliated companies, valued using the equity method, and other investments as of December 31, 2001 and 2000 consist of the following:

	Ownership percentage (%) (a)		Korean Won (In millions)	
	2001	2000	2001	2000
Investments in affiliated companies:				
USS-POSCO Industries (see Note 21)	50.00	50.00	₩	₩ 126,467

			124,832	
POSCHROME	25.00	25.00	3,127	
				3,688
The Korean Daily News	36.73	36.73	23,718	37,726
POSEC-HAWAII Inc.	97.43	97.43	18,878	18,878
Other companies			53,478	55,947
			224,033	242,706
Other investment securities:				
Stock Market Stabilization Fund (b)			7,775	4,863
Available-for-sale investments			1,902,747	1,622,155
Long-term deposits			34,711	3,741
Government and municipal bonds			1,225	1,344
Corporate bonds			224,047	164,654
Others (c)			565,911	351,068
			2,736,416	2,147,825
			₩ 2,960,449	₩ 2,390,531

(a) Ownership percentage is the sum of direct and indirect ownership.
(b) The Stock Market Stabilization Fund represents an investment in a securities fund traded on the Korea Stock Exchange.
(c) Others consists primarily of unlisted stocks and other stocks where the ownership in the investee company is less than 20 percent.

(2) Aggregate financial information regarding affiliated companies accounted for on the equity method at and for the years ended December 31, 2001 and 2000 is shown in the following table (won in millions):

	2001	2000
Current assets	₩ 429,383	₩ 383,447
Other assets	881,243	821,396
	1,310,626	1,204,843
Current liabilities	674,488	397,104
Other liabilities	172,493	357,399
	846,981	754,503
Net assets	₩ 463,645	₩ 450,340
Net sales	1,103,857	1,192,045
Gross profit (loss)	(17,681)	116,131
Operating income (loss)	(90,623)	35,780
Net earnings (loss)	(56,059)	25,380
Equity in earnings (loss) of affiliates, net	(23,961)	9,267

The Company received dividends of ₩1,369 million and ₩648 million from affiliates for the years ended December 31, 2001and 2000, respectively.

(3) Significant transactions and related account balances which occurred in the normal course of business with affiliated companies at and for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Sales	₩ 247,290	₩ 275,679
Cost of goods sold	238,847	113,936
Interest income	2,386	2,612
Accounts receivable	76,030	83,178
Other current assets—short-term loans	35,607	2,940
Trade accounts and notes payable	14,021	3,640

6. PLEDGED ASSETS:

The following assets, with their respective carrying amounts as shown below, are pledged as collateral for long-term debt aggregating ₩162,354 million and ₩209,005million at December 31, 2001 and 2000, respectively (won in millions):

	2001	2000
Land	₩ 32,842	₩ 49,609
Buildings and structures	16,440	35,684
Machinery and equipment	48,376	34,266
Cash and cash equivalents (*)	38,951	28,507
Accounts receivable	123,970	66,294
	₩ 260,579	₩ 214,360

(*) There is no other restricted cash and cash equivalents.

7. OTHER ASSETS:

Other assets as of December 31. 2001 and 2000 are as follows (won in millions):

	2001	2000
Group severance insurance deposits	₩ 479	₩ 291
Intangibles	490,708	454,108
Long-term loans	86,107	158,958
Rental deposits	35,132	18,810
Deferred income tax assets	98,101	116,264
Others	172,656	165,126
	₩ 883,183	₩ 913,557

8. SHORT-TERM BORROWINGS:

(1) Short-term borrowings as of December 31, 2001 and 2000 are summarized as follows (won in millions):

	2001	2000
Banks	₩ 704,871	₩ 1,303,908
Finance companies	4,500	80,000
Other	8,683	4,519
	₩ 718,054	₩ 1,388,427

The weighted average annual interest rates were 4.83 percent and 5.03 percent as of December 31, 2001and 2000, respectively.

(2) As of December 31, 2001 and 2000, the Company had unused credit lines of approximately ₩26,547 million and ₩91,780 million, respectively, out of total available credit lines of ₩27,281 million and ₩92,510 million, respectively. Such credit lines permit drawings at annual interest rates of approximately 8.25 percent and 9.15 percent as of December 31, 2001 and 2000, respectively.

9. LONG-TERM DEBT:

(1) Long-term debt outstanding as of December 31, 2001 and 2000 is summarized as follows (won in millions):

	Interest rate per annum (%)	Due	2001	2000
Foreign currency loans:				
Export-Import Bank of Korea	-	-	₩ -	₩ 11,999
Korea Development Bank	Libor+0.6, 3.3~3.46	2006	11,128	8,512
Korea Exchange Bank	-	-	-	2,906
Offshore loans	Libor+0.25~0.8	2017	632,517	654,466
Floating rate notes	-	-	-	37,791
Yankee bonds	6.63~7.50	2006	1,377,234	1,308,273
Samurai bonds	1.44~1.84	2006	807,520	881,216
Foreign banks and other	0.54~8.28,	2009		

			2001	2000
	Libor+0.6 ~ 0.75		260,146	632,498
			3,088,545	3,537,661
Local currency loans:				
Korean Development bank	1.0 ~ 6.9	2006	4,117	4,007
Korea Exchange Bank	5	2008	2,008	2,745
Korean commercial banks	3 ~ 6.5	2016	2,064	-
Bonds	6.84 ~ 8.46	2004	2,573,378	2,040,922
Other	6.5	2002	121	3,697
Total			2,581,688	2,051,371
			5,670,233	5,589,032
Less: ......Discount on debentures issued			(30,945)	(29,583)
Current portion			(1,403,831)	(1,400,030)
			₩ 4,235,457	₩ 4,159,419

Discount on debentures issued are amortized over the life of the debentures by the effective interest rate method.

(2) Foreign currency loans as of December 31, 2001 and 2000 are as follows (in millions):

	2001		2000	
	Foreign currency	Won equivalent	Foreign currency	Won equivalent
U.S. dollars	1,576	₩ 2,089,485	1,910	₩ 2,406,324
Japanese yen	93,334	942,114	96,858	1,066,905
Deutsche marks	-	-	19	11,506
French francs	-	-	185	33,497
Euro	37	43,702	-	-
Chinese Yuan	83	13,244	128	19,429
		₩ 3,088,545		₩ 3,537,661

(3) Certain foreign currency bank loans and other loans contracted prior to July 1987, amounting to ₩21,932 million and ₩17,722 million as of December 31, 2001 and 2000, respectively, are covered by guarantees issued by Korean Development Bank and Korea Exchange Bank.

(4) Aggregate maturities for the Company's long-term debt as of December 31, 2001 are as follows (won in millions):

Year ended	Amount
2002	₩ 1,403,831
2003	1,351,224
2004	1,308,209
2005	497,822
2006	1,060,509
Thereafter	48,638
	₩ 5,670,233

10. OTHER LONG-TERM LIABILITIES:

Other long-term liabilities as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Liability provisions	₩ 10,093	₩ 15,314
Deferred income tax liabilities	16,899	13,149
Other	83,694	46,808
	₩ 110,686	₩ 75,271

11. STOCKHOLDERS' EQUITY:

POSCO has 200,000,000 authorized shares of ₩5,000 par value common stock, of which 93,589,485 shares and 96,480,625 shares are issued as of December 31, 2001 and 2000, respectively.

POSCO was established in 1968 as a wholly-owned Government corporation. In 1988, the Government reduced its ownership, which was then 71.4 percent, to 35 percent pursuant to a public offering. The stock was listed on the Korea Stock Exchange on June 10, 1988.

The ownership of POSCO's outstanding common stock at December 31, 2001 and 2000 consists of the following:

Stockholder	Percentage of ownership (%) 2001	2000
Industrial Bank of Korea	3.12	4.12
Foreigners	62.01	48.94
Other	34.87	46.94
	100.00	100.00

-13-

Industrial Bank of Korea, a 96 percent government-owned financial institution, owns 3.12 percent and 4.12 percent of POSCO's shares as of December 31, 2001 and 2000, respectively.

In February and May 1998, and July 1999, POSCO issued an additional 655,738, 1,923,077 and 6,711,700 common shares (2,622,952, 7,692,308 and 26,846,800 American Depositary Receipts) at ₩122,656, ₩73,856 and ₩157,986 per share, respectively, through a public offering and listed the shares on the New York Stock Exchange and London Stock Exchange.

In accordance with the Government's Privatization Policy for Pohang Iron & Steel Co., Ltd. on October 4, 2000, Pohang Iron & Steel Co., Ltd. issued the seventh American Depository Receipts ("ADR") as a disposition of 4.60 percent, or 4,438 thousand shares, out of 6.84 percent, or 6,599 thousand shares, owned by the Korea Development Bank. The remaining 2.24 percent, or 2,161 thousand shares, owned by the Korea Development Bank was acquired by Pohang Iron & Steel Co., Ltd. as treasury stock, thereby completing the privatization of POSCO.

POSCO has authorized preferred stock, not to exceed 50 percent of total authorized common shares at issuance, at ₩5,000 par value, which is non-cumulative, non-redeemable, non-voting stock and convertible into common stock, no shares of which have been issued as of December 31, 2001.

12. CAPITAL SURPLUS:

Capital surplus as of December 31, 2001 and 2000 consists of the following (won in millions):

	2001	2000
Asset revaluation surplus	₩ 3,240,018	₩ 3,240,018
Paid-in capital in excess of par value	478,198	478,198
Gain on reduction of capital stock issued	9,742	9,742
Excess of business combination value over par value	116,095	116,095
Others, primarily disposition of treasury stock in excess of book value	14,977	16,703
	₩ 3,859,030	₩ 3,860,756

13. APPROPRIATED RETAINED EARNINGS:

Appropriated retained earnings as of December 31, 2001 and 2000 consist of the following (won in millions):

	2001	2000
Reserve for business rationalization	₩ 918,300	₩ 869,300
Reserve for overseas investment loss	28,200	73,099
Reserve for technological development	626,667	590,895
Reserve for dividends	119,522	103,198
Reserve for expansion of business	4,982,500	4,722,500
Legal reserve	241,202	241,202
	₩ 6,916,391	₩ 6,600,194

The legal reserve and the reserve for business rationalization are not available for cash dividends, however, these reserves may be credited to paid-in capital or any accumulated deficit by resolution of the shareholders.

Under the Tax Exemption and Reduction Control Law, an investment tax credit is allowed for certain investments. The Company is, however, required to appropriate from retained earnings the amount of tax benefits obtained and transfer such amount into a reserve for business rationalization. The reserve may be used to reduce any deficit or it may be transferred to common stock as a stock dividend.

Voluntary reserves are established by stockholders' resolutions for future expansion of business and averaging of dividends. These voluntary reserves may be restored to unappropriated retained earnings by a future stockholders' resolution.

The Korean Commercial Code requires the Company to appropriate, as legal reserve, an amount equal to at least 10 percent of the cash dividends amount for each accounting period until the reserve equals 50 percent of common stock.

Aggregate interim dividends of ₩40,801 million and ₩41,824 million were paid to POSCO's shareholders as of December 31, 2001 and 2000, respectively, in accordance with a resolution of the meeting of Board of Directors held on July 23, 2001 and July 21, 2000 for the 81,601,759 outstanding shares and 83,648,929 outstanding shares, respectively, at ₩500 dividend per share.

14. CAPITAL ADJUSTMENTS:

Capital adjustments as of December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Treasury stock	₩ (1,185,404)	₩ (1,470,903)
Discount on stock issuance	(18)	(18)
Valuation loss on investment securities	(79,171)	(215,264)
Foreign-based operations translation adjustment	138,937	146,232
Others (see Note 18)	652	-
	₩ (1,125,004)	₩ (1,539,953)

POSCO repurchased 9,876 thousand shares in 2000, of its common shares, for the stabilization of the stock price, retirement of stock and completion of privatization for the Company in 2000. As of December 31, 2001 and 2000, POSCO had 11,966 thousand shares and 15,041 thousands shares in treasury amounting to ₩1,185,404 million and ₩1,470,903 million, respectively. The Company retired its treasury stock of 2,891 thousand shares by retained earnings of ₩290,071 million through a resolution of the meeting of Board of Directors held on August 25, 2001 and the remaining treasury shares are to be sold through the stock market.

POSCO repurchased 4,824 thousand shares for ₩521,435 million, 2,891 thousand shares for ₩310,840 million and 2,161 thousand shares for ₩171,598 million as treasury stock in accordance with resolution of the Board of Directors' meetings held on February 23, 2000, June 9, 2000 and September 29, 2000, for the stabilization of the stock price, retirement of stock and completion of privatization for the Company, respectively. As of December 31, 2000 and 1999 the Company had 15,041 thousand shares and 5,098 thousand shares in treasury stock amounting to ₩1,470,903 million and ₩473,951 million, respectively.

15. COST OF GOODS SOLD:

Cost of goods sold for the years ended December 31, 2001 and 2000 consists of the following (won in millions):

	2001	2000
Purchases:		
Raw materials	₩ 4,905,472	₩ 5,329,411
Other	2,000,424	1,586,615
	6,905,896	6,916,026
Labor:		
Salaries and wages	684,980	636,270
Provision for severance benefits	70,863	215,660
	755,843	851,930
Other manufacturing expenses:		
Subcontracts	332,649	478,591
Depreciation	1,186,553	1,156,202
Welfare	297,341	287,007
Travel	9,914	7,835
Utilities	225,349	270,663
Communications	14,154	13,768
Taxes and public dues	36,790	35,351
Rent	8,055	4,261

	2001	2000
Repairs	305,062	351,868
Provision for special repairs	46,278	137,362
Insurance	10,674	9,668
Fees and charges	81,268	63,755
Supplies	10,056	21,446
Research and development	166,456	168,033
Subscriptions and printing	3,540	3,370
Vehicle expenses	4,300	3,304
Training	6,970	6,392
Entertainment	439	996
Advertising	31,537	18,894
Other	109,074	49,793
	2,886,459	3,088,559
	10,548,198	10,856,515
Transfer from other accounts	(46,551)	82,064
Changes in inventories:		
Inventories at beginning of period	1,546,471	1,359,540
Inventories at end of period	1,368,383	1,546,471
	178,088	(186,931)
Total cost of goods sold	₩ 10,679,735	₩ 10,751,648

16. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Selling, general and administrative expenses for the years ended December 31, 2001 and 2000 consist of the following (won in millions):

	2001	2000
Salaries and wages	₩ 113,224	₩ 103,661
Welfare	48,906	37,914
Travel	13,289	10,712

		2001		2000
Utilities		2,000		2,004
Communications		3,463		3,353
Taxes and public dues		9,244		7,720
Subscriptions and printing		2,916		2,747
Rent		6,608		6,980
Depreciation		46,724		24,233
Vehicle expenses		4,754		3,474
Fees and charges		40,551		35,274
Insurance		1,495		1,485
Entertainment		5,153		4,180
Research and development		30,658		23,090
Repairs		5,235		1,411
Training		8,047		5,014
Membership fees		5,800		5,249
Office supplies		6,528		4,380
Freight		406,182		335,693
Agent fees		17,515		17,206
Provision for doubtful accounts (see Note 3)		9,289		30,072
Sales promotions		3,953		3,835
Advertising		23,860		18,584
Compensation cost (see Note 25)		1,790		-
Other		36,885		29,832
	₩	854,069	₩	718,103

17. INTEREST CAPITALIZATION:

The Company capitalizes interest costs, discount expenses and other financial charges, including certain foreign exchange translation gains and losses, on the borrowings associated with property, plant and equipment during the construction period . Interest and foreign exchange gain and loss capitalization as of December 31, 2001 and 2000 is as follows (won in millions):

		2001		2000
Total interest incurred	₩	460,854	₩	474,891
Charged to expense		(450,547)		(463,614)
Interest capitalized		10,307		11,277
Capitalized foreign exchange losses (gains)		(1,087)		7,817
	₩	9,220	₩	19,094

18. DERIVATIVES:

(1) Swaps

The Company has entered into cross currency swap agreements with financial institutions to reduce interest rate and currency risk. Swap contracts as of December 31, 2000 are as follows:

		Amount				Annual interest rate (%)			
	Maturity	Receive		Pay		Receive		Pay	
SBCM	2001.3.22	¥	30,000,000,000	US$	300,000,000	¥	2.85%	US$	6.23%
B.O.A	2001.9.14	₩	135,600,000,000	¥	13,380,000,000	₩	12.26%	¥	5.2%
Sanwa Bank	2001.10.9	US$	30,000,000	¥	3,826,500,000	US$	L+2.35%	¥	2.84%

The Company has terminated the above cross currency swap agreements with financial institutions to reduce interest rate and currency risk as of December 31, 2001.

(2) The gains and losses on currency swap transactions for the years ended December 31, 2001 and 2000 are

as follows (won in millions):

	2001	2000
Gains on currency swap valuation	₩ -	₩ 14,966
Losses on currency swap valuation	-	49,183
Gains on currency swap transactions	5,673	-
Losses on currency swap transactions	20,911	-

Such gains and losses are included in other, net in the statement of earnings.

(3) The Company has entered into currency forward contracts to purchase US dollars for Japanese yen accounted for fair value hedge, settled as gain and loss on currency forward transactions of ₩6,789 million and ₩70 million for the year ended December 31, 2001, and currency forward contracts to purchase US dollars for Korean won accounted for cash flow hedge valued as gain on currency forward transactions of ₩652 million, recorded as capital adjustments as of December 31, 2001 (see Note 14). The forward contracts as of December 31,2001 are as follows:

	Start Date	Maturity Date	Contract Amount	Contract Rate (Won per US$1)
Bank of New York	2001.11.20	2002.1.31	US$10,000,000	₩1,290.3
Societe Generale	2001.11.21	2002.3.29	US$ 6,000,000	₩1,294.1

19. DONATIONS:

Donations of the Company for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Pohang University of Science & Technology	₩ -	₩ 300,000
Employee welfare fund	33,000	33,000
POSCO Education Foundation	36,500	39,585
Others	13,695	76,262
	₩ 83,195	₩ 448,847

20. RESEARCH AND DEVELOPMENT EXPENDITURES:

Research and development expenditures of the Company for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001	2000
Intangibles	₩ 59,293	₩ 112,537
Research and development expenses	187,221	181,656
Ordinary development cost	10,893	9,982
	₩ 257,407	₩ 304,175

Intangibles, net of amortization of ₩170,499 million and ₩132,913 million incurred up to December 31, 2001 and 2000, respectively, which is recorded in other assets, and relate to the implementation of an enterprise resource planning system.

21. EQUITY IN EARNINGS OF AFFILIATES:

In 2001, USS-POSCO Industries (UPI), POSCO's affiliate company located in California, USA, recorded a gain of

₩127,394 million from the settlement of an insurance claim. The Company has recorded its share of the gain (₩56,992 million) in equity in earnings of affiliates for the year ending December 31, 2001.

22. IMPAIRMENT LOSS ON FIXED ASSET:

Construction in progress included in fixed assets includes capital investments in Kwangyang No. 2 Minimill. By resolution of the Board of Directors at a meeting held in May, 1998 construction on the minimill has been stopped due to the economic situation in the Republic of Korea and Asia Pacific Region. The Company recognized an impairment loss of ₩50,599 million and ₩49,581 million for the years ended December 31, 2001 and 2000, respectively, in accordance with Article 55 of Korean Financial Accounting Standards. The carrying value of the minimill is ₩443,762 million as of December 31, 2001.

23. EXTRAORDINARY INCOME

The Company transferred its existing 25.26 percent investment in Shinsegi Telecomm's stock, which was acquired before December 20, 1999, to SK Telecom on January 3, 2000 and transferred an additional 2.4 percent of Shinsegi Telecomm's stock which was acquired from Korea Electric Power Corporation and Korea Highway Corporation and Korea Highway Corporation on January 31, 2000, to SK Telecom on February 1, 2000. The Company received 5,795 thousand shares, or 6.5 percent, of SK Telecom's stock in return on April 27, 2000. The Company's accounting policy is to use average cost basis to compute the gain and loss on sales of securities. The Company acquired its initial shares in Shinsegi in 1994. The application of the average cost basis on this transaction resulted in a gain on disposal of investments (extraordinary income) of ₩952,644 million, computed based on the market price of SK Telecom's stock as of the transaction closing date.

24. INCOME TAXES:

The Company is subject to a number of taxes based upon earnings which result in a statutory tax rate of approximately 30.8 percent for the years ended December 31, 2001 and 2000. The effective tax rates differ from the Korean statutory income tax rate for the following reasons:

	2001	2000
Korean statutory income tax rate (*)	30.80%	30.80 %
Tax exemptions under the Tax Exemption and Reduction Control Law	(4.64)	(2.62)
Other (**)	2.37	1.48
Effective tax rate	28.53 %	29.66 %

(*) The statutory tax rate consists of a 28.0 percent main tax based on taxable income and a 10.0 percent surtax (the "residential tax") on the main tax. The total statutory rate is 30.8 percent.

(**) Enacted future tax rate of 29.7 percent including residential surcharges shall be considered for the changes in deferred income taxes for the year ending December 31, 2001.

25. STOCK OPTIONS:

(4) On July 23, 2001, the Company granted stock options to the executive officer of the Company in accordance with a stock option plan approved by the Board of Directors'. The details of the stock options granted are as follows:

Number of	Exercise price/share	Number of shares

Grant date	Grantees			Exercise period	Method
July 23, 2001	38	₩98,400	498,000 (0.52% of total common stock issued)	July 24,2004 ~ July 23, 2008	Cash or stock compensation for the difference between exercise price and fair market value of the option

(5) The Company applied the internal value approach method to calculate compensation cost related to the stock options and ₩1,790 million of compensation cost was recorded for the year ended December 31,2001 and ₩6,278 million of compensation costs are to be recorded for the future periods, respectively.

26. COMMITMENTS AND CONTINGENCIES:

(4) As of December 31, 2001 contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows (won in millions):

Purpose	Company	Financial institution	Amount
Related parties:			
Bonds and others	Changwon Steel	Sumitomo Bank, etc.	773
Facility Loan	POSVEN	Citibank	35,274
Operating Fund	POSAM	Bank of America	99,458
Borrowings	POSCO Investment Co., Ltd.	Sumitomo Bank, etc.	94,731
Borrowings	Zhangjiagang Pohang Stainless Steel Co., Ltd., etc.	Citibank, etc.	53,044
Operating and Facility Fund	IBC	Hanvit Bank, etc.	91,448
Operating and Facility Fund	Shanghai POSEC Real Estate	Hana Bank, etc.	70,450
Others	PIO, etc.	Shinhan Bank, etc.	85,472
Total			530,650

(5) As of December 31, 2001, POSCO has provided a blank promissory note to Sumitomo Bank and Bank of China for outstanding loans.

(6) Notes discounted with banks, on which the Company remains contingently liable, amounted to ₩17,042 million and ₩12,035 million as of December 31, 2001 and 2000, respectively. The Company does not expect to incur any material losses in connection with the above items.

(7) The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of 5 to 20 years and provide for periodic price adjustments to then-market prices. At December 31, 2001, 108 million tons of iron ore and 41 million tons of coal remained to be purchased under long-term contracts.

(8) The Company has guaranteed usage of bulk carriers (with a total weight of 1,646 thousand dead weight ton) of KeoYang Shipping Co., Ltd. on a full and continual basis to transport imported raw materials through 2010.

(9) In limited circumstances, dissenting shareholders have the right to require the Company to purchase their shares.

27. SEGMENT AND REGIONAL INFORMATION:

Substantially all of the Company's operations are for the production of steel products. Net sales by geographic area and long-lived assets for the years ended December 31, 2001 and 2000 are as follows (won in millions):

	2001		2000	
	Sales	Long-lived assets	Sales	Long-lived assets
Korea	₩ 9,529,573	₩ 13,195,547	₩ 9,617,186	₩ 12,744,261
Japan	692,072	55,196	931,622	65,123
China	981,945	486,185	1,414,342	382,728
Asia/Pacific, excluding Japan and China	854,415	178,322	854,557	147,965
North America	385,889	176,106	533,296	161,440
Europe	6,172	-	172,136	-
Middle East	142,066	-	66,415	-
Other	528,965	353,042	186,660	338,707
	₩ 13,121,097	₩ 14,444,398	₩ 13,776,214	₩ 13,840,224

The following table provides information for each operating segment as of and for the years ended December 31, 2001 and 2000 (won in millions).

	2001				
	Steel	Trade	All others	Reconciling Adjustments	Consolidated
Net sales:					
External customers	₩ 10,614,745	₩ 2,196,105	₩ 310,247	₩ -	₩ 13,121,097
Intersegment	2,245,314	964,793	1,690,496	(4,900,603)	-
	12,860,059	3,160,898	2,000,743	(4,900,603)	13,121,097
Cost of goods sold:					
Depreciation	1,181,273	554	63,727	(59,000)	1,186,554
Others	9,418,423	3,075,513	1,707,795	(4,708,550)	9,493,181
	10,599,696	3,076,067	1,771,522	(4,767,550)	10,679,735
Gross profit	2,260,363	84,831	229,221	(133,053)	2,441,362
Selling, general and administrative expenses:					
Depreciation and amortization	28,661	3,349	22,384	9,333	63,727
Others	693,656	58,138	113,040	(74,492)	790,342
	722,317	61,487	135,424	(65,159)	854,069

-20-

	2001				
	Steel	Trade	All others	Reconciling Adjustments	Consolidated
Operating income	1,538,046	23,344	93,797	(67,894)	1,587,293
Interest income	102,364	4,484	23,235	(7,929)	127,154
Interest expense	(403,506)	(15,854)	(39,426)	8,240	(450,547)
Other income, net	(18,465)	24,970	(38,160)	(49,103)	(80,758)
Earnings before income taxes	1,218,439	36,944	44,446	(116,687)	1,183,142
Income taxes	310,895	1,332	25,236	-	337,463
Segment net earnings	907,544	35,612	19,210	(116,687)	845,679
Total assets	19,014,948	1,042,337	2,647,412	(3,299,363)	19,405,334
Capital expenditures	1,468,864	19,987	66,110	(59,000)	1,495,961

	2000				
	Steel	Trade	All others	Reconciling Adjustments	Consolidated
Net sales:					

External customers	10,925,940	2,241,294	608,980	-	13,776,214
Intersegment	2,504,724	1,336,946	970,245	(4,811,915)	-
	13,430,664	3,578,240	1,579,225	(4,811,915)	13,776,214
Cost of goods sold:					
Depreciation	1,171,686	-	36,995	(52,449)	1,156,202
Others	9,445,333	3,468,028	1,378,710	(4,696,625)	9,595,446
	10,617,019	3,468,028	1,415,675	(4,749,074)	10,751,648
Gross profit	2,813,645	110,212	163,550	(62,841)	3,024,566
Selling, general and administrative expenses:					
Depreciation and amortization	17,878	3,198	7,856	9,560	38,492
Others	563,750	76433	94,482	(55,054)	679,611
	581,628	79,631	102,338	(45,494)	718,103
Operating income	2,232,017	30,581	61,212	(17,347)	2,306,463
Interest income	92,339	7,807	38,920	(7,126)	131,940
Interest expense	(407,185)	(15,795)	(45,912)	5,278	(463,614)
Other income, net	452,922	13,317	(9,698)	(108,932)	347,609
Earnings before income taxes	2,370,093	35,910	44,522	(128,127)	2,322,398
Income taxes	649,824	11,322	27,855	-	688,731
Segment net earnings	1,720,269	24,588	16,937	(128,127)	1,633,667
Total assets	19,398,204	1,133,508	2,744,732	(3,129,769)	20,146,675
Capital expenditures	781,524	5,580	126,834	(39,667)	874,271

28. ADHERENCE TO PROTECTION OF ENVIRONMENT:

The Company has been qualified as an 'Environmentally Friendly' company by the government and has held the ISO 14001 certificate since 1996. The Company has invested ₩111,176 million, or 9.1 percent and ₩50,081 million, or 4.1 percent of total facility investment, in environmental facilities during the years ended December 31, 2001 and 2000, respectively.

29. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:

The Board of Directors' meeting held on December 22, 2001, approved the acquisition of an additional 35.7 percent or 2,109 thousand shares of Posrec's stock. The acquisition is expected to take place during 2002, with a payment of ₩23,849 million.

30. COMPLETION OF PRIVATIZATION:

In accordance with the Government's privatization policy for POSCO, on October 4, 2000, POSCO issued the seventh American Depository Receipts ("ADR") as a disposition of 4.60 percent, or 4,438 thousand shares, out of 6.84 percent, or 6,599 thousand shares, owned by the Korea Development Bank. The remaining 2.24 percent, or 2,161 thousand shares, owned by the Korea Development Bank was acquired by the Company as treasury stock, thereby completing the privatization of POSCO.

31. UNCERTAINTIES OF DOMESTIC ECONOMIC SITUATION:

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian Financial Crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above. The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.